HOST HOTELS & RESORTS

2006 ANNUAL REPORT


07050681



TO OUR STOCKHOLDERS



CHRISTOPHER J. NASSETTA [LEFT]
President and Chief Executive Officer

RICHARD E. MARRIOTT [RIGHT]
Chairman of the Board

2006 was a transformational year for Host Hotels & Resorts. We significantly expanded our portfolio by acquiring nearly $4.7 billion of properties, including $1.3 billion by our joint venture in Europe. We are now invested in eight countries in over 50 major markets around the world that are represented by 12 premium brands. At the same time, we delivered outstanding operating performance that resulted in our stockholders realizing substantial increases in share value and growth in dividends. We continue to execute on our long-term strategic plan by aggressively managing our existing portfolio, practicing a disciplined approach to capital allocation and improving our balance sheet. We remain focused on continually increasing the value of our portfolio and maintaining our position as the nation's premier real estate lodging company. Some of our more significant milestones in 2006 include:

- Our operating results improved significantly across the board. In 2006, we had a strong increase in RevPAR of 8.5%, which when combined with an increase in food and beverage revenues of 6.6% and property-level cost control efforts, resulted in a substantial increase in our operating margins;
- We acquired and integrated an outstanding portfolio of hotels from Starwood Hotels & Resorts Worldwide, Inc. for $3.1 billion, significantly enhancing our relationship with one of the leading operating and brand companies in the lodging industry;
- We established a European joint venture that has invested nearly €1 billion ($1.3 billion) thus far to acquire seven premium assets in key European markets in Spain, Italy, Poland and the United Kingdom;
- We purchased the 732-room Westin Kierland Resort & Spa, a spectacular asset in a high growth market, for $393 million;
- We executed on the most aggressive capital expenditure program in our history by investing $530 million in 2006, including $255 million in repositioning and return on investment projects that we believe have created tremendous value and will improve the operating performance of our portfolio for many years;
- We executed on opportunities to maximize the value of our portfolio by taking advantage of the inherent real estate value of our properties. This included the sale of the Swissôtel The Drake,

New York and the Fort Lauderdale Marriott Marina in 2006 and, more recently, the sale of the Marriott Mountain Shadows Resort in Arizona in early 2007. Combined, these transactions resulted in proceeds of approximately $620 million with a gain of approximately $365 million;

- We took advantage of market conditions to recycle capital out of assets that do not fit our core profile, including the sale of five properties in 2006 and an additional six properties during the first quarter of 2007, for proceeds of over $485 million with a gain of approximately $185 million;
- We opportunistically accessed the capital markets to refinance debt and raise new capital, which has resulted in significantly improved interest coverage and leverage ratios and the strongest balance sheet in our history;
- Effective March 19, 2007, we joined the Standard & Poor's 500 index; and
- As a result of these efforts, we realized significant growth in earnings per share, FFO per diluted share and EBITDA that resulted in tremendous value to our stockholders in the form of an increase in our stock price of over 34% and an increase in our annual dividend of over 85%.

Our accomplishments demonstrate a focused and disciplined approach to running our business that has made us the nation's premier owner of lodging real estate. Our focus on luxury and upper upscale hotels in urban and resort/convention locations has, over the long term, provided excellent returns to our stockholders through appreciation in our stock price and growth in earnings and dividends. We expect to continue to benefit from strong industry fundamentals in 2007, which, when matched with our aggressive asset management should result in meaningful growth in revenues and operating margins. We will continue to pursue our extensive capital expenditure program, which we believe will enhance the already strong competitive market position of our properties and help provide solid returns to our stockholders. We also believe we have the opportunity to be the partner of choice for real estate investment globally by sponsoring investment vehicles to invest in high-quality lodging assets in high-growth markets throughout the world. We are off to a great start on this strategy with our European joint venture, and will be conducting research and development this year on markets in other parts of the world, particularly in Asia.

The continuing transformation of our company is the result of dedication to our strategic vision and careful stewardship of our assets. Achieving best-in-class performance is a goal, not a destination. Our future growth and continued success will be guided by the same disciplined approach to capital allocation and intelligent portfolio management that has made us a respected leader in the lodging industry. We believe the future of Host Hotels & Resorts is bright. The potential of our unmatched portfolio and strong capital structure should result in continued outstanding performance and exceptional returns to our stockholders.



RICHARD E. MARRIOTT
Chairman of the Board



CHRISTOPHER J. NASSETTA
President and Chief Executive Officer

March 19, 2007

GLOBAL
STRATEGIC FOCUS



Long-term perspective and disciplined execution accurately describe our approach. We have focused our efforts on delivering superior returns through appreciation in asset values and growth in earnings and dividends. Execution of this strategy is a multi-phased process. First, we acquire only the highest-quality lodging assets in prime urban and resort destinations with the potential for significant capital appreciation. Second, we enhance the value of these assets by developing a strategic plan for each asset to appropriately position each property in its marketplace and identify selective capital improvements designed to increase profitability. Third, we work with our operators to aggressively manage our hotels to increase revenues and minimize operating costs to achieve optimum performance. Lastly, we opportunistically recycle capital by selling non-core assets in markets where we believe the potential for growth is lower.

We executed on a broad range of strategic initiatives, including the acquisition of a $3.1 billion portfolio of luxury and upper upscale hotels from Starwood, which we believe complimented our existing portfolio well in terms of asset quality, location and growth opportunities. Concurrently, we launched a new European investment platform by creating a joint venture with established global partners, who together with us have successfully invested nearly €1 billion in prime assets in important urban and resort locations in four countries across the continent. This joint venture represents the first steps in our strategic plan to invest in lodging real estate in new markets in Europe, Asia and other parts of the world to create new avenues of growth for the company. While breaking new ground internationally, we will proceed cautiously, conducting thoughtful research and development and reacting opportunistically while maintaining our disciplined approach to capital allocation and portfolio management.

Successful execution is predicated upon having the financial ability to seize opportunities. We take pride in having achieved a capital structure that provides both near-term liquidity and financial flexibility. We begin 2007 with the best balance sheet in our history, which provides us with substantial financial capacity to continue to invest in our existing portfolio and seize opportunities to acquire assets when and where they arise.

[ABOVE] *Located within the Rancho Mirage community in California,* THE WESTIN MISSION HILLS RESORT & SPA *is a captivating destination. The desert climate of this 512-room luxury hotel seduces guests with warm, sunny days and cool evenings while providing easy access to championship golf courses and the Joshua Tree National Park.*

[RIGHT] *Located between Central Park and Times Square in the center of Manhattan's Midtown business and entertainment district the 1,746-room* SHERATON NEW YORK HOTEL & TOWERS *combines traditional style with a polished contemporary flair. The hotel features over 90,000 square feet of meeting and event space, two ballrooms that can hold up to 3,700 guests and the Atlantis Fitness Center.*







W NEW YORK

THE W NEW YORK OFFERS A UNIQUE MIX OF INNOVATIVE DESIGN AND COMFORT, INSPIRING AND INDULGING ITS GUESTS IN THE CENTER OF MIDTOWN MANHATTAN. THIS 688-ROOM LUXURY HOTEL IS JUST STEPS AWAY FROM ROCKEFELLER PLAZA, CARNEGIE HALL, TIMES SQUARE AND WORLD CLASS SHOPPING

SUPERIOR
ASSET MANAGEMENT



Our exposure to broadly diversified markets, a vast array of brands and world class operators provides our management team with a perspective that is unique in the industry. Our broad perspective and analytical capabilities provide us with a unique ability to benchmark similar hotels and identify best practices, value enhancement opportunities and operating efficiencies for each of our hotels. These capabilities have the potential to add a tremendous amount of value to our existing assets, as well as new acquisitions, such as the Starwood properties, which have never benefited from the oversight of a third-party asset manager. Our aggressive approach to asset management is intended to drive revenues and reduce costs thereby increasing operating profits. One such example was our success in limiting the increase in general and administrative costs at our properties to just over one percent in 2006, significantly below the rate of inflation, as a result of the successful application of several benchmarking initiatives across the entire portfolio. Ultimately, all of these efforts should increase the long-term profitability and value of our portfolio.

During 2006, our portfolio benefited from continued strong fundamentals in the lodging industry, which provided our operators with the ability to increase room rates by managing the mix of business away from lower-rated discount and contract business in favor of higher-rated corporate transient and corporate group business. Our substantial margin improvement and RevPAR growth was primarily driven by significant increases in room rates, as well as improvements in food and beverage revenues and profitability driven by strong trends in the more profitable catering and banquet business. On the cost side, we worked closely with our operators to reduce expenses and generate savings in ways that do not impact the quality of our hotels or guest satisfaction, and to offset greater-than-inflationary increases in certain costs such as labor, utilities and insurance. We continue to work to maximize revenues by improving the business mix and minimize the cost structure of our hotels, which we believe will drive further improvements in our operating margins.

[ABOVE] *The unique design of* THE WESTIN SEATTLE *offers guests a panoramic view of the Northwest's beauty, including Puget Sound, and the Olympic and Cascade mountain ranges. Located in the heart of the city, this 891-room urban property is just steps away from the Washington State Convention Center, Pike Place Market and the Space Needle.*

[RIGHT] *Located in Atlanta's prestigious and fashionable Buckhead area, the* GRAND HYATT ATLANTA *is a sophisticated retreat with a contemporary feel. Guests can savor the fine continental cuisine at the Cassis restaurant or meditate beside a waterfall in the tranquility of a Japanese garden. This 438-room luxury hotel combines relaxation with the conveniences and excitement of the city.*



WESTIN EUROPA & REGINA, VENICE

LOCATED ON THE GRAND CANAL OF VENICE, THE WESTIN EUROPA & REGINA, IS A ROMANTIC AND PICTURESQUE ESCAPE. HOUSED IN MAGNIFICENT BUILDINGS THAT DATE FROM THE 17TH CENTURY, THE HOTEL MAINTAINS ITS TRADITIONAL BEAUTY WHILE OFFERING CONTEMPORARY CONVENIENCES. WHETHER ON FOOT OR BY WORLD-FAMOUS GONDOLA, GUESTS ARE ONLY MINUTES FROM LOCAL LANDMARKS SUCH AS SAINT MARK'S SQUARE, THE DOGES PALACE OR THE LA FENICE THEATRE. THIS PROPERTY WAS ACQUIRED BY OUR EUROPEAN JOINT VENTURE.


REGINA
REGINA
EUROPA



UNMATCHED
PORTFOLIO DIVERSIFICATION



Marriott, Ritz-Carlton, W, Westin, Sheraton, Fairmont, Four Seasons and Hyatt are just a few of the premium brands with strong global recognition that can be counted in our portfolio. Our investments are broadly diversified in prominent markets such as New York, Boston, San Diego, Chicago, Atlanta, Washington D.C., Venice, Italy and Barcelona, Spain. We have strategically assembled an unmatched portfolio of luxury and upper upscale hotels with some of the most recognized brand names in the hospitality industry, which we believe will deliver strong growth in revenues and increasing profitability over time. In 2006, our acquisition of the Starwood portfolio furthered our goal of establishing a truly diversified company both in terms of brand and global presence.

On January 1, 2002, over 70 percent of our revenues came from properties operated under the Marriott brand. Five years later we expect that nearly 45 percent will come from other premium brands like Westin, W, Sheraton, Fairmont or Hyatt. The expansion of our relationship with Starwood and its portfolio of premium brands was a significant step in this diversification, as we believe they are one of the most innovative operating and brand companies in the lodging industry. We expect to continue to diversify our portfolio by acquiring high-quality assets operated under marquis brands in markets with strong growth prospects and limited near-term supply, both domestically and internationally. Our investments in our European joint venture exemplify this diversification strategy, as differences in the lodging cycle in international markets such as Spain, Italy and the United Kingdom provide an opportunity for additional growth outside of the domestic markets. A great example of our European strategy is our joint venture's acquisition of the 482-room Ritz-Carlton-managed Hotel Arts in Barcelona, Spain. The Hotel Arts, which overlooks miles of Mediterranean beachfront, is a one-of-a kind asset that we believe is representative of the world-class assets we seek.

We believe the quality of our portfolio is unmatched in the lodging industry. Our collection of superb assets combined with our relationships with the leading hotel operators and premium global brands provides us with a discernable competitive advantage. We will continue to target properties that meet our investment criteria to drive maximum growth and earnings for our stockholders.

[ABOVE] *A luxurious haven in one of the most scenic places on earth,* THE FAIRMONT KEA LANI, *Maui is Hawaii's only all-suite luxury resort. The name "Kea Lani" means "heavenly white" which appropriately describes the gleaming white exterior of this lavish resort, a spectacular site against the clear blue skies of Wailea.*

[RIGHT] *Overlooking the sparkling blue water and miles of unspoiled beachfront,* THE HOTEL ARTS, BARCELONA *dazzles guests with its striking, contemporary architecture. With its spectacular collection of Spanish contemporary art, the 482-room Ritz-Carlton-managed, Hotel Arts is one of the true gems of this vibrant Spanish city. This property was acquired by our European joint venture.*





FOUR SEASONS HOTEL, ATLANTA

THE FOUR SEASONS HOTEL, ATLANTA PROVIDES UNPARALLELED SERVICE THAT LENDS NEW DISTINCTION TO SOUTHERN HOSPITALITY, COMBINING WARM SOPHISTICATION AND UNEQUALLED SERVICE. THE SOARING ARCHITECTURE OF THIS 244-ROOM LUXURY PROPERTY IS A MIDTOWN LANDMARK AND IS LOCATED JUST A SHORT WALK FROM THE WOODRUFF ARTS CENTER, THE HOME OF THE ATLANTA SYMPHONY ORCHESTRA.



STRATEGIC
CAPITAL ALLOCATION & VALUE ENHANCEMENT



Disciplined capital allocation is a critical component of our best-in-class strategy. Our primary objective is to acquire new assets, invest in our existing portfolio, or unlock the inherent real estate value in underutilized aspects of our properties in order to generate yields that are meaningfully in excess of our weighted average cost of capital. For example in 2006, we acquired The Westin Kierland Resort & Spa, a world-class asset in one of the fastest growing markets in the country.

Since 2005, we have meaningfully accelerated capital expenditures in our portfolio. Between 2005 and 2007, we will spend over $1.5 billion, including nearly $700 million on repositioning and return on investment (ROI) projects. While providing some of our highest investment yields, these investments are designed to take advantage of changing market conditions, superior locations or other opportunities to create value through additional investment in our properties, including projects such as the development of world-class spas and exhibit halls or the complete repositioning of a hotel's guest rooms, restaurants and meeting space. While many such projects are underway at our properties, such as the $70 million exhibit hall at the Orlando Marriott World Center Hotel and Resort and the $80 million total repositioning of the Atlanta Marriott Marquis, we will continue to identify other investment opportunities to increase cash flows and shareholder value.

We also have been successful in realizing the substantial real estate value inherent in our portfolio, such as the 2006 sale of the Fort Lauderdale Marina Marriott and the Swissôtel The Drake, New York where the pricing reflected the potential development opportunities for the purchaser, which resulted in a combined gain of approximately $345 million for us. By executing on these sales and redeploying the capital, we believe we have created significant value. Given the strength of the acquisition market, we will also continue to dispose of non-core assets that are not in keeping with our long-term strategic goals, or fail to meet our on-going investment criteria.

[ABOVE] *The 1,663-room* ATLANTA MARRIOTT MARQUIS *paints a picture of prestige with its soaring 50-story atrium and spectacular views of this dynamic, southern metropolis. As the City's premier downtown convention hotel, the property features over 120,000 square feet of technologically enhanced meeting space, and is located only blocks from the Georgia World Congress Center.*

[RIGHT] *All the excitement and glamour of New York and Times Square are captured in the* NEW YORK MARRIOTT MARQUIS. *Drawing visitors from around the world, this 1,944-room hotel rises high above the heart of the Broadway theatre district to provide luxury accommodations, fine cuisine and the perfect meeting venue all in a one-of-a-kind location.*


VIACOM
GO SOUTH POLE
Kodak
KODAK digital
Marriott
Calvin Klein Jeans





RITZ-CARLTON, AMELIA ISLAND

SITUATED ALONG 13 MILES OF PRISTINE, PICTURESQUE ATLANTIC COASTLINE, THE RITZ-CARLTON, AMELIA ISLAND IS THE PLACE WHERE SOUTHERN CHARM MEETS THE SEA AND LIVE OAKS MEET WHITE SANDY BEACHES. WHETHER ESCAPING TO THE PEACEFUL, REJUVENATING SOLITUDE OF THE SPA OR ENJOYING 18 HOLES OF PGA CHAMPIONSHIP GOLF, THIS 444-ROOM PROPERTY DEFINES LUXURY ACCOMMODATION TO EVEN THE MOST DISCERNING VISITOR.

BOARD OF DIRECTORS



[BACK ROW, LEFT TO RIGHT] *Terence C. Golden, Ann McLaughlin Korologos, John B. Morse, Jr.,*
[FRONT ROW, LEFT TO RIGHT] *Judith A. McHale, Christopher J. Nassetta, Richard E. Marriott, Robert M. Baylis*

MANAGEMENT TEAM



[BACK ROW, LEFT TO RIGHT] *Matthew L. Richardson, Pamela K. Wagoner, Larry K. Harvey, Gregory J. Larson, Jeffrey S. Clark*
[FRONT ROW, LEFT TO RIGHT] *James F. Risoleo, Elizabeth A. Abdoo, Christopher J. Nassetta, W. Edward Walter, Minaz Abji*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

OVERVIEW

As of February 23, 2007, we own 123 luxury and upper upscale hotel properties and we are the largest lodging REIT in the National Association of Real Estate Investment Trust's composite index. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. We operate as a self-managed and self-administered REIT and own approximately 96.5% of the partnership interests, or OP units, of Host Hotels & Resorts, L.P., or Host LP.

Our hotels are operated under brand names that are among the most respected and widely recognized in the lodging industry. The majority of our properties are located in central business districts of major cities, near airports and in resort/convention destinations. The target profile for our portfolio includes luxury and upper upscale hotels in urban and resort/convention destinations that benefit from significant barriers to entry by competitors. Though hotels meeting this target profile will still be subject to competitive pressures, we believe this will allow us to maintain room rate and occupancy premiums over our competitors. We also seek to maximize the value of our portfolio through aggressive asset management by assisting the managers of our hotels in maximizing property operations and by completing strategic capital improvements.

Our Customers

The majority of our customers fall into three broad groups: transient business, group business, and contract business, which made up approximately 54%, 42% and 4%, respectively, of our business in 2006. Similar to the majority of the lodging industry, we further categorize business within these categories based on characteristics they have in common as follows:

Transient demand broadly represents individual business or leisure travelers and is divided into four key sub-categories: premium, corporate, special corporate and discount. Overall, business travelers make up the majority of transient demand at our hotels, with leisure travelers making up the remainder. Therefore, our business will be more significantly affected by trends in business travel versus leisure demand:

- ***Premium:*** Sometimes referred to as "rack rate," typically consists of rooms booked close to arrival during high demand periods and is the highest rate category available. Room rates will fluctuate depending on anticipated demand levels (e.g. seasonality, weekday vs. weekend stays).
- ***Corporate:*** This is the benchmark rate which a hotel publishes and offers to the general public. It is typically the second highest category, and is for travelers that do not have access to negotiate or discount rates.
- ***Special Corporate:*** This is a negotiated rate offered to companies and organizations that provide significant levels of room night demand to the hotel. These rates are typically negotiated annually, at a discount to the anticipated corporate rate.
- ***Discount:*** This encompasses all discount programs, such as AAA and AARP discounts, government per diem, rooms booked through wholesale channels, frequent guest program redemptions, and promotional rates and packages offered by a hotel.

Group demand represents clusters of guestrooms booked together, usually with a minimum of 10 rooms. Examples include a company training session or a social event such as a family reunion. Group business is segmented into the following three key sub-categories:

- ***Association:*** group business related to national and regional association meetings and conventions.
- ***Corporate:*** group business related to corporate meetings (e.g., product launches, training programs, contract negotiations, and presentations).
- ***Other:*** group business predominately related to social, military, education, religious, fraternal and youth and amateur sports teams, otherwise known as SMERF business.

The final category is contract demand, which refers to blocks of rooms sold to a specific company for an extended period of time at significantly discounted rates. Contract rates are usually utilized by hotels that are located in markets that are experiencing consistently lower levels of demand. Airline crews are typical generators of contract demand for our hotels.

Understanding Our Performance

Our Revenues and Expenses

Our hotels are operated by third-party managers under long-term agreements under which they typically earn base and incentive management fees related to the revenues and profitability of each individual hotel. We provide operating funds, or working capital, which the managers use to operate the property, including purchasing inventory and paying wages, utilities, property taxes and other expenses. We generally receive a cash distribution, which reflects hotel-level sales less property-level operating expenses (excluding depreciation), from our hotel managers each four-week or monthly accounting period, depending on the manager.

Hotel revenue is approximately 97% of our total revenue. The following table presents the components of our hotel revenue as a percentage of our total revenue:

	% OF 2006 REVENUES
Rooms revenue. Occupancy and average daily room rate are the major drivers of rooms revenue. The business mix of the hotel (group versus transient and premium versus discount business) is a significant driver of room rates.	61%
Food and beverage revenue. Occupancy and the type of customer staying at the hotel are the major drivers of food and beverage revenue (i.e., group business typically generates more food and beverage business through catering functions when compared to transient business, which may or may not utilize the hotel's restaurants).	30%
Other revenue. Occupancy, the nature of the property (i.e., resort, etc.) and its price point are the main drivers of other ancillary revenue, such as parking, golf course, spa, telephone, entertainment and other guest services.	6%

Hotel operating expenses are approximately 98% of our total operating costs and expenses. The following table presents the components of our hotel operating expenses as a percentage of our total operating costs and expenses:

	% OF 2006 OPERATING COSTS AND EXPENSES
Rooms expense. These costs include housekeeping, reservation systems, room supplies, laundry services and front desk costs. Occupancy is the major driver of rooms expense. These costs can increase based on increases in salaries and wages, as well as the level of service and amenities that are provided.	17%
Food and beverage expense. These expenses primarily include food, beverage and labor costs. Occupancy and the type of customer staying at the hotel (i.e., catered functions generally are more profitable than outlet sales) are the major drivers of food and beverage expense, which correlates closely with food and beverage revenue.	26%
Hotel departmental expense. These expenses include labor and other costs associated with the other ancillary revenues such as parking, golf courses, spas, telephones, entertainment and other guest services, as well as labor and other costs associated with administrative departments, sales and marketing, repairs and minor maintenance and utility costs.	29%
Management fees. Base management fees are computed as a percentage of gross revenue as set forth in our management contracts. Incentive management fees generally are paid when operating profits exceed threshold levels established in our management agreements.	6%
Other property-level expenses. These expenses consist primarily of real and personal property taxes, ground rent, equipment rent and property insurance. Many of these expenses are relatively inflexible and do not necessarily change in tandem with changes in revenues at our hotels.	9%
Depreciation and amortization expense. This is a non-cash expense that is relatively inflexible and changes primarily based on the acquisition and disposition of hotel properties and the level of post-acquisition capital expenditures.	11%

The expense components listed above are based on those presented in our consolidated statement of operations. It is also worth noting that wage and benefit costs are spread among various line items, however, taken separately these costs represent approximately 50% of our total expenses, making wages and benefits the most significant component of our cost structure.

Key Performance Indicators

We have several key indicators that we use to evaluate the performance of our business, including RevPAR, Funds From Operations ("FFO") per diluted share and hotel adjusted operating profit. Revenue per available room, or RevPAR, is a commonly used measure within the hotel industry to evaluate hotel operations. RevPAR is defined as the product of the average daily room rate charged and the average daily occupancy achieved. RevPAR does not include revenues from food and beverage or parking, telephone, or other guest services generated by the property. Although RevPAR does not include these ancillary revenues, it is generally considered the leading indicator of core revenues for many hotels.

RevPAR changes driven predominately by occupancy have different implications on overall revenue levels as well as incremental operating profit than do changes driven predominately by average room rate. For example, increases in occupancy at a hotel would lead to increases in rooms revenues and ancillary revenues, such as food and beverage, as well as additional incremental costs (including housekeeping services, utilities and room amenity costs). RevPAR increases due to higher room rates, however, would not result in these additional room-related costs. For this reason, while operating profit typically increases when occupancy rises, RevPAR increases due to higher room rates would have a greater impact on our profitability.

We also use, among other things, FFO per diluted share as a supplemental measure of company-wide profitability. See "Non-GAAP Financial Measures—FFO per diluted share" for further discussion. Another key profitability indicator we use is hotel adjusted operating profit, which is a non-GAAP measure which we use to evaluate the profitability of our comparable hotels. Hotel adjusted operating profit measures property-level results before debt service and is a supplemental measure of individual property-level profitability. The comparable hotel adjusted operating profit that we discuss is an aggregation of the adjusted operating profit for each of our comparable hotels. See "Non-GAAP Financial Measures—Comparable Hotel Operating Results" for further discussion. Each of the non-GAAP measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and earnings per share.

Summary of 2006 Operating Results

Total revenue increased $1.1 billion, or 29.8%, to $4.9 billion for the year, which includes $762 million of revenues for the properties acquired from Starwood in April 2006. Net income increased $572 million to $738 million in 2006. Net income includes approximately $416 million in gains from the sale of seven properties. Diluted earnings per share increased $1.10 to $1.48.

For our comparable properties, RevPAR increased 8.5% due to a 9.2% increase in average room rates, partially offset by a slight decrease in occupancy. The improvement in RevPAR was a result of continuing positive trends in both the economy and industry fundamentals. The significant improvement in room rates also helped drive an increase in operating margins. However, the increase in operating margins was partially offset by greater than inflationary increases in the costs of insurance, utilities and employee wages and benefits. Margins were also positively affected by the increase in food and beverage margins as a result of growth in catering and banquet sales. FFO per diluted share increased 33%, to $1.53, for 2006. FFO per diluted share was reduced by $.09 for 2006 due to costs associated with refinancing of senior notes, the redemption of preferred stock and non-recurring costs associated with the Starwood Hotels & Resorts Worldwide, Inc. (Starwood) acquisition. By comparison, FFO per diluted share was reduced by $.08 for 2005 due to costs associated with refinancing and preferred stock transactions in 2005.

Acquisition and Disposition Activity

Acquisitions

Consistent with our acquisition strategy, in April 2006 we completed the purchase of 25 domestic and three foreign properties from Starwood for approximately $3.1 billion. The portfolio included properties in 14 states, Washington D.C., Santiago, Chile and Warsaw, Poland that are represented by premium brands such as Westin, Sheraton, W, St. Regis, and The Luxury Collection. The Sheraton Warsaw Hotel & Towers was subsequently contributed by us to our European joint venture (the "European Joint Venture"). Combined with the formation of the European Joint Venture, which currently owns seven properties, we have significantly expanded our geographic and brand diversity, which we believe should create a strong platform for future growth. As a result of these transactions, approximately 56% of our 2007 budgeted hotel sales will be generated by Marriott-branded hotels, 9% by Ritz-Carlton hotels and 8% by Hyatt hotels, while Westin-branded hotels will represent 9% and Sheraton and W-branded hotels, both new brands to our portfolio, will represent 10% and 2%, respectively. Consistent with our previous acquisitions, the Starwood properties are primarily located in urban and convention or resort locations and in markets with significant barriers to entry. In particular, management believes that the European markets are in the early stages of a lodging recovery which should provide the opportunity for additional growth outside of the domestic lodging cycle.

We also continue to pursue single asset acquisitions of luxury and upper upscale hotels where we believe the properties can be acquired at attractive multiples of cash flow and at discounts to replacement cost. In September 2006, we acquired the 732-room Westin Kierland Resort & Spa, which includes a 27-hole golf course and a full-service spa, for approximately $393 million.

Dispositions

During 2006, we took advantage of market conditions to dispose of five non-core properties, where we believed the potential for revenue growth was lower. Proceeds from these sales were approximately $214 million and were used to repay debt, fund acquisitions, invest in our portfolio or for general corporate purposes. Additionally, we disposed of two core assets, the Swissôtel The Drake New York and the Fort Lauderdale Marina Marriott, which we sold for a total of approximately $586 million and recognized a gain of approximately $346 million. In these transactions we were able to capitalize on value enhancement opportunities and apply the proceeds towards the acquisition of the Starwood portfolio. In January 2007, we continued to execute on our disposition strategy through the sale of four additional non-core properties for approximately $119 million.

Debt and Equity Activity

Improving our interest coverage and leverage ratios remains a key management priority. During 2006, we issued approximately $1.3 billion in senior notes, assumed or issued $328 million of mortgage debt and drew $250 million on our credit facility. The proceeds were used to retire, redeem or prepay $828 million of senior notes, $84 million of mortgage debt and approximately $150 million of 10% Class C preferred stock. The remaining proceeds of the debt issuances were used for the asset acquisitions described above, to fund debt prepayment costs and for general corporate purposes. Additionally, we converted to common stock or redeemed for cash the $387 million remaining balance of the Convertible Subordinated Debentures. Overall, our debt balance increased approximately $508 million in 2006. We also increased our stockholders' equity balance by approximately $2.8 billion during the year, primarily through the issuance of common stock as part of the acquisition of the Starwood portfolio and through the conversion of our Convertible Subordinated Debentures. As a result of these debt and equity activities and the continued improvement in the cash flow of our hotels, we significantly improved our interest coverage and leverage ratios during 2006. In March 2007, we issued $600 million of 2⅝% Exchangeable Senior Debentures due 2027. We expect to use the proceeds to repay mortgage debt and for general corporate purposes.

2007 Outlook

Management believes that 2007 will be another strong year of growth as a result of continued upward trends in operating fundamentals, including the growth of the U.S. economy and strengthening group and transient business travel. Demand continues to improve though it is expected to grow at a slightly slower rate, while strong industry performance has begun to increase the pace of new supply. However, the majority of new projects scheduled for completion in the near-term are concentrated in the economy and mid-scale segments, are outside of major urban markets and will have less than 200 rooms. For example, a recent survey by Lodging Econometrics indicates that new room supply for luxury and upper upscale hotels in 2007 will be less than 10% of all new supply. Further, only 8.6% of the new supply will be in central business districts, which are our target markets. Supply growth will also continue to be constrained by increasing construction costs and labor market shortages. As a result, we expect that comparable hotel RevPAR will increase approximately 6.5% to 8.5% for the full year 2007.

We also expect to see improvements in RevPAR and operating margins as a result of our significant capital expenditures program at many of our properties, which we believe will enhance their competitive market position and improve their operating performance. In the near-term, some properties may experience temporary business disruption as rooms, common areas and meeting spaces are renovated. We expect to see improvements in the operations of our hotels as we complete the significant repositioning/return on investment projects within our existing portfolio.

Operating margin growth will also benefit from the increase in room rate driven growth in 2007, as well as continued improvement in food and beverage revenues associated with the expected growth in group business. While we expect margins to improve, margin growth will be restrained by continued pressure from above-inflationary growth in costs, including wages and benefits, real estate taxes and property insurance.

We intend to declare a regular quarterly dividend of $.20 in 2007, which will result in an increase over the 2006 total dividends declared. In addition, we intend to declare a special dividend in the fourth quarter based upon our operating performance and the resulting effect of this and other factors on our level of taxable income. Based on the forecasted growth in operations and expected level of capital expenditures, we believe the special dividend will be meaningfully higher than the amount declared in 2006. The amount of any dividend will be determined by our Board of Directors.

While we believe the trends discussed above create the opportunity for improvements in our business in 2007, there can be no assurances that any increases in hotel revenues or earnings at our properties will continue for any number of reasons, including, but not limited to, slower than anticipated growth in the economy and changes in travel patterns.

Results of Operations

The following table reflects certain line items from our audited statements of operations and other significant operating statistics:

(IN MILLIONS, EXCEPT OPERATING STATISTICS AND PERCENTAGES)	2006	2005	% CHANGE 2005 TO 2006	2004	% CHANGE 2004 TO 2005
Revenues					
Total hotel sales	**$ 4,769**	$ 3,655	30.5%	$ 3,350	9.1%
Operating costs and expenses:					
Property-level expenses[1]	**4,030**	3,202	25.9	3,004	6.6
Corporate and other expenses	**94**	67	40.3	67	—
Gain on insurance settlement	**13**	9	44.4	3	N/M[4]
Operating profit	**777**	506	53.6	389	30.1
Interest expense	**450**	443	1.6	483	(8.3)
Minority interest expense	**41**	16	N/M[4]	4	N/M[4]
Income (loss) from continuing operations	**309**	125	N/M[4]	(82)	N/M[4]
Income from discontinued operations	**429**	41	N/M[4]	82	(50.0)
Net income	**738**	166	N/M[4]	—	N/M[4]
All hotel operating statistics[2]:					
RevPAR	**$133.48**	$121.66	9.7%	$109.51	11.1%
Average room rate	**$182.56**	$167.64	8.9%	$152.03	10.3%
Average occupancy	**73.1%**	72.6%	0.5 pts.	72.0%	0.6 pts.
Comparable hotel operating statistics[3]:					
Comparable hotel RevPAR	**$135.46**	$124.80	8.5%	N/A	9.5%
Comparable average room rate	**$184.77**	$169.23	9.2%	N/A	7.6%
Comparable average occupancy	**73.3%**	73.7%	(0.4) pts.	N/A	1.2 pts.

[1] Amount represents operating costs and expenses per our statements of operations less corporate and other expenses and the gain on insurance settlement.

[2] Operating statistics are for all properties as of December 31, 2006, 2005 and 2004 and include the results of operations prior to their disposition for hotels we have sold.

[3] Comparable hotel operating statistics for 2006 and 2005 are based on 95 comparable hotels as of December 31, 2006. The percent change from 2004 to 2005 is based on 98 comparable hotels as of December 31, 2005. See "Comparable Hotel Operating Statistics" for further details.

[4] N/M=Not Meaningful

2006 Compared to 2005

Hotel Sales Overview

(IN MILLIONS)	2006	2005	% CHANGE
REVENUES			
Rooms	**$2,989**	$2,257	32.4%
Food and beverage	**1,479**	1,155	28.1
Other	**301**	243	23.9
Total hotel sales	**$4,769**	$3,655	30.5

Hotel sales increased $1.1 billion, or 30.5%, to approximately $4.8 billion for 2006. Hotel sales include approximately $863 million and $14 million for 2006 and 2005, respectively, of sales from hotels acquired in 2006 and 2005. Hotel sales of approximately $70 million and $176 million for 2006 and 2005, respectively, for properties sold or classified as held for sale at December 31, 2006 have been reclassified as discontinued operations on our consolidated statements of operations. See "Discontinued Operations" below.

We discuss operating results for our hotels on a comparable basis. Comparable hotels are those properties that we have owned for the entirety of the reporting periods being compared. Comparable hotels do not include the results of properties acquired or sold, or that incurred significant property damage and business interruption or large scale capital improvements during these periods. As of December 31, 2006, 95 of our 128 hotels have been classified as comparable hotels. See "Comparable Hotel Operating Statistics" for a complete description of our comparable hotels. The following discussion is of the sales results of our comparable hotels considering property type (i.e. urban, suburban, resort/convention or airport) and geographic region. We also discuss the sales results of our hotels considering the mix of business (i.e. transient, group or contract).

Comparable hotel sales increased 7.6% to approximately $3.8 billion for 2006. The revenue growth reflects the increase in comparable RevPAR of 8.5%, as a result of an increase in average room rates of 9.2% and a slight decrease in occupancy of 0.4 percentage points. The growth in average room rate was driven by a number of positive trends such as strong United States GDP growth, low growth in the supply of new luxury and upper upscale hotels and the strengthening in the group and transient segments of our business. As a result of these trends, our operators were able to significantly increase average daily room rates and continued to manage the mix of business away from lower rated discount and contract business in favor of higher rated corporate transient and corporate and association group business. However, this yield management at our hotels did result in fewer occupied rooms and was the primary factor for the slight occupancy decline. Occupancy was also affected by weakness in individual markets and temporary disruption to certain properties due to our capital expenditure program. For the 27 hotels acquired from Starwood that we consolidate, RevPAR increased 10.9% when compared to the full year 2005.

Food and beverage revenues for our comparable hotels increased 6.6%, primarily due to increased sales from our catering and banquet business. Growth in sales of our food and beverage operations, which historically represent approximately 30% of our revenues, also positively affected overall operating margins, as our managers continue to shift business from outlets to banquet sales. Food and beverage margins increased 2.1 percentage points in 2006. We expect food and beverage revenue to continue to increase, which should contribute to continued growth in our operating margins.

The increase in sales also is affected by our properties market share as measured by the RevPAR penetration index. The RevPAR penetration index reflects each property's RevPAR in relation to the RevPAR for that property's competitive set. The competitive set for our hotels typically is determined through negotiations between our managers and us as certain termination provisions in our management agreements are based on our hotel's performance against their competitive set. Competitive set determinations are subjective and, as a result, our methodology of determining a hotel's competitive set may differ materially from those used by other owners and/or managers. Additionally, RevPAR penetration index often will shift dramatically upon the addition of a new hotel to the competitive set or upon a change in demand for a particular market, regardless of the hotel's performance. As a result, we predominantly use RevPAR penetration index to evaluate the market share of our hotels on an individual basis, as opposed to in the aggregate. We seek to maintain a RevPAR penetration index above 100 for all of our properties, which would indicate that a hotel maintains a RevPAR premium in relation to its competitive set. Currently, approximately three-quarters of our properties achieve a RevPAR penetration index of 100 or higher.

Comparable Hotel Sales by Property Type

The following table sets forth performance information for our comparable hotels by property type as of December 31, 2006 and 2005:

By Property Type

	AS OF DECEMBER 31, 2006		YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Urban	**39**	**22,680**	**$197.20**	**76.8%**	**$151.43**	$179.94	76.6%	$137.90	9.8%
Suburban	**29**	**11,138**	**145.94**	**67.3**	**98.27**	134.69	67.7	91.12	7.8
Airport	**16**	**7,328**	**135.31**	**73.1**	**98.85**	122.41	75.9	92.89	6.4
Resort/ Convention	**11**	**6,825**	**253.31**	**71.8**	**181.91**	236.64	71.8	170.00	7.0
All Types	**95**	**47,971**	**184.77**	**73.3**	**135.46**	169.23	73.7	124.80	8.5

For 2006, revenues increased across all of our comparable hotel property types, led by our urban hotels, as we benefited from strong performance in several of our downtown markets such as Chicago, New York and Boston. RevPAR growth at our resort/convention hotels was driven by the RevPAR increases at our Naples and Maui resort/convention hotels. The increase in RevPAR at our airport hotels was less than the comparable portfolio as the increase in average room rates of 10.5% was partially offset by decreases in occupancy of 2.8 percentage points due, in part, to renovations at our San Francisco airport hotels. The comparable hotel RevPAR increase for our suburban hotels reflected an increase in average room rates of 8.4%.

Comparable Hotel Sales by Geographic Region

The following table sets forth performance information for our comparable hotels by geographic region as of December 31, 2006 and 2005:

By Region

	AS OF DECEMBER 31, 2006		YEAR ENDED DECEMBER 31, 2006			YEAR ENDED DECEMBER 31, 2005			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE ROOM RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	**21**	**11,485**	**$201.76**	**74.6%**	**$150.44**	$184.70	76.3%	$140.87	6.8%
Florida	**10**	**6,435**	**192.58**	**70.9**	**136.47**	177.63	71.8	127.57	7.0
Mid-Atlantic	**8**	**5,865**	**227.45**	**79.9**	**181.76**	207.20	78.8	163.22	11.4
DC Metro	**13**	**5,335**	**185.39**	**71.8**	**133.10**	173.23	76.4	132.41	0.5
North Central	**12**	**4,906**	**152.28**	**72.2**	**109.89**	138.55	69.0	95.58	15.0
South Central	**7**	**4,125**	**144.72**	**71.6**	**103.63**	131.25	74.1	97.25	6.6
Atlanta	**7**	**2,625**	**188.61**	**70.5**	**132.97**	171.69	69.4	119.13	11.6
New England	**6**	**3,032**	**170.11**	**76.9**	**130.81**	155.57	72.9	113.35	15.4
Mountain	**6**	**2,210**	**132.71**	**65.5**	**86.98**	119.89	64.3	77.04	12.9
International	**5**	**1,953**	**151.61**	**72.0**	**109.21**	134.18	72.2	96.83	12.8
All Regions	**95**	**47,971**	**184.77**	**73.3**	**135.46**	169.23	73.7	124.80	8.5

For 2006, the majority of our geographic regions experienced strong growth in comparable hotel RevPAR, with six of the ten regions experiencing double-digit growth rates.

Our New England region was the top performing region. In particular, our downtown Boston hotels continued to benefit from very strong group demand.

The DC region was our worst performing region. Comparable hotel RevPAR in the DC region was negatively affected by the renovations at the JW Marriott, Washington, D.C., which had a significant number of rooms out of service for the first and second quarters of 2006, as well as an overall decrease in congressional activity and a reduction in group business compared to 2005, which included the effect of the Presidential inauguration.

Increases in comparable hotel RevPAR in our Mountain region were due primarily to a 14.7% RevPAR increase at our three comparable hotels in the Denver market. We also experienced 11.5% RevPAR growth at our hotels located in the Phoenix/Scottsdale area.

Increases in comparable hotel RevPAR for our Mid-Atlantic region were driven by the performance at our two New York City hotels with comparable hotel RevPAR growth of 14.3%. Strong group, transient and international demand has contributed to the performance of the New York City market.

Our Pacific region benefited from strong RevPAR growth in the Hawaii and San Diego markets.

Comparable hotel RevPAR growth in our Florida region was primarily due to strong group bookings and improved transient demand at several of our resorts, especially The Ritz-Carlton, Naples.

Comparable hotel RevPAR growth for our Atlanta region was driven by an increase in room rates of 9.9%. The region has benefited from strong in-house group and transient demand.

Increases in comparable hotel RevPAR in the North Central region were primarily due to an increase in the average room rate and the average occupancy. The improvement was the result of strong growth across all segments of demand, particularly group demand at our six hotels in the Chicago market, which benefited from a significant increase in the number of city-wide convention events in 2006.

Comparable hotel RevPAR increases in our South Central region were driven primarily by strong increases in average room rate.

Comparable hotel RevPAR for our international properties increased 12.8% primarily due to the performance of our four Canadian properties.

Comparable hotel sales by business mix. The majority of our customers fall into three broad groups: transient business, group business and contract business. Those traveling as part of an organized group, meeting or convention are referred to as "Group" customers. Individual travelers are referred to as "Transient" customers. Based on 100 of our Marriott, Ritz-Carlton and Starwood hotels for which we have detailed customer demographics, our business in 2006 was approximately 42% group-based and 54% transient-based. Approximately 4% of our business is related to volume contracted business such as airline crews.

In 2006, overall demand was stronger and, therefore, our operators were able to significantly increase average daily room rates, particularly in the corporate transient segments. Overall transient average daily rates increased 10% when compared to last year and our overall group average room rate for these hotels increased almost 7%. The gap between transient rates and group rates widened in 2006, indicating that pricing power remained strong. We expect this trend in strong growth in average daily rates to continue in 2007, particularly in our transient business.

Rental Income. Our rental income represents lease income from our 71 leased Hospitality Properties Trust, Inc. (HPT Properties) and three office property leases, as well as lease income from one upper upscale hotel. The $8 million improvement in rental income primarily is from operations at the leased HPT Properties as a result of investments in the properties by the lessor and improvements in the overall economy.

Property-level Operating Costs

(IN MILLIONS)	2006	2005	% CHANGE
Rooms	**$ 707**	$ 543	30.2%
Food and beverage	**1,067**	854	24.9
Hotel departmental expenses	**1,202**	1,000	20.2
Management fees	**228**	166	37.3
Other property-level expenses	**367**	284	29.2
Depreciation and amortization	**459**	355	29.3
Total property-level expenses	**$4,030**	$3,202	25.9

Property-level operating costs and expenses increased $0.8 billion, or 25.9%, to approximately $4 billion for 2006. Property-level operating costs and expenses include approximately $680 million and $12 million for 2006 and 2005, respectively, of property-level costs associated with hotels acquired in 2006 and 2005. Property-level operating costs and expenses exclude the costs for hotels we have sold or classified as "held for sale" at December 31, 2006, which are included in discontinued operations. Our operating costs and expenses, which are both fixed and variable, are affected by changes in occupancy, inflation and revenues, though the effect on specific costs will differ. For example, utility costs at our comparable hotels increased 6.4%. We expect operating costs to continue to increase in 2007 as a result of variable costs increasing with occupancy increases, and certain costs increasing at a rate above inflation, particularly wages and benefits, insurance and real estate taxes.

Corporate and Other Expenses. Corporate and other expenses primarily consist of employee salaries and bonuses and other costs such as employee stock-based compensation expense, travel, corporate insurance, audit fees, building rent and system costs. Corporate expenses increased by $27 million, or 40.3%, due to an increase in compensation expense based on the strong performance of our stock price and an increase in overall staffing levels, as well as non-recurring costs associated with the Starwood acquisition of $7 million.

Gain on Insurance Settlement. The gain on insurance settlement in 2006 of $13 million relates to business interruption insurance proceeds received as a result of lost profit at our New Orleans Marriott following Hurricane Katrina in August 2005 and at five of our hotels located in Florida following Hurricane Wilma in October 2005. We received an additional $3 million of business interruption insurance proceeds for the Fort Lauderdale Marina Marriott, which is included in income from discontinued operations, as we sold the hotel during 2006. The gain on insurance settlement in 2005 relates to $9 million of business interruption insurance proceeds for the New Orleans Marriott.

In addition to the business interruption insurance proceeds, our insurance policy provides us with reimbursement for the replacement cost for the damage done to these assets. As a result, we have written off the approximate $38 million book value of the damaged assets, which includes certain repair and clean-up costs. The write off of the assets has been completely offset by the establishment of an insurance receivable and, accordingly, there is no effect on the statement of operations. Further, to the extent that our insurance settlement proceeds are in excess of the amounts written off, we will record a gain on insurance settlement in the period that all contingencies are resolved. To date, we have received approximately $22 million in insurance proceeds related to our property damage claim.

Interest Income. Interest income increased $12 million, primarily due to an increase in our cash balance and increases in the interest rates earned on cash and restricted cash balances.

Interest Expense. Interest expense increased $7 million. The increase in interest expense in 2006 is primarily due to a net increase in debt of approximately $508 million and increased rates for our variable rate debt. The increase was partially offset by a decline from $30 million in 2005 to $17 million in 2006 for call premiums, accelerated deferred financing costs and original issue discounts and the early termination of our interest rate swap agreements associated with debt prepayments. In addition, interest expense for 2006 includes approximately $5 million of non-recurring bridge loan fees and expenses related to the Starwood acquisition.

Net Gains on Property Transactions. The gains primarily represent the amortization of deferred gains on the sale of the HPT Properties in 1995 and 1996. In 2005, gains also included the pre-tax gain of $69 million on the sale of 85% of our interest in CBM Joint Venture LLC.

Gain (Loss) on Foreign Currency and Derivative Contracts. The gain on foreign currency and derivative contracts in 2005 is primarily due to the $2 million increase in the fair value of the foreign currency exchange contracts on two of our Canadian hotels. These agreements were terminated in the fourth quarter of 2005.

Minority Interest Expense. As of December 31, 2006, we held 96.5% of the partnership interests in Host LP. The increase in our minority interest expense for 2006 primarily is due to the increase in the net income of Host LP, as well as the net income of certain of our consolidated hotel partnerships that are partially owned by third parties.

Equity in Earnings (Losses) of Affiliates. Our share of losses of affiliates increased by $5 million primarily due to the losses recorded from our investment in the European Joint Venture of $8 million, which includes our portion of a foreign currency hedge loss of $7 million, as the venture hedged a portion of its initial investment for the acquisition of six of its hotels.

Discontinued Operations. Discontinued operations consist of the results of operations and the gain or loss on disposition of seven hotels sold in 2006, four hotels classified as held for sale as of December 31, 2006 and five hotels sold in 2005. For 2006 and 2005, revenues for these properties were $70 million and $176 million, respectively, and income before taxes was $13 million, which includes $3 million of business interruption insurance proceeds for the Fort Lauderdale Marina Marriott, and $22 million, respectively. We recognized a gain, net of tax, of $416 million and $19 million for 2006 and 2005, respectively, on the disposition of these hotels.

2005 Compared to 2004

Hotel Sales Overview

(IN MILLIONS)	2005	2004	% CHANGE
REVENUES			
Rooms	**$2,257**	$2,034	11.0%
Food and beverage	**1,155**	1,091	5.9
Other	**243**	225	8.0
Total hotel sales	**$3,655**	$3,350	9.1

Hotel sales increased $305 million, or 9.1%, to approximately $3.7 billion for 2005. Hotel sales include approximately $152 million and $59 million for 2005 and 2004, respectively, of sales from hotels acquired in 2005 and 2004. Sales for properties sold or classified as held for sale at December 31, 2006 have been reclassified as discontinued operations on our condensed consolidated statements of operations. See "Discontinued Operations" below.

We discuss operating results for our hotels on a comparable basis. As of December 31, 2005, 98 of our 107 hotels were classified as comparable hotels. The following discussion is of the sales results of our comparable hotels considering property type (i.e. urban, suburban, resort/convention or airport) and geographic region. See "Comparable Hotel Operating Statistics" for a complete description of our comparable hotels and further detail on these classifications. We also discuss the sales results of our hotels considering the mix of business (i.e. transient, group or contract).

Comparable hotel sales increased 7.7% to approximately $3.6 billion for 2005. The revenue growth reflects the increase in comparable RevPAR of 9.5%, as a result of an increase in average room rates of 7.6% and an increase in occupancy of 1.2 percentage points. Food and beverage revenues for our comparable hotels increased 5.6%, primarily due to an increase in catering and outlet revenues.

Demand was strong in 2005, enabling our operators to significantly increase average daily room rates, particularly in the premium and corporate transient segments. For our comparable Marriott hotels, which represented 78% of our total comparable rooms as of December 31, 2005, premium and corporate transient average daily rates increased 12.6% when compared to last year. Our overall transient average room rate for these hotels increased 10.2%. The gap between transient and group rate widened in 2005 indicating pricing power is strong. Total group room revenue for our comparable Marriott hotels increased 6.2% compared to during 2005, primarily due to an increase in average room rates of approximately 5.0%.

Comparable Hotel Sales by Property Type

The following table sets forth performance information for our comparable hotels by property type as of December 31, 2005 and 2004:

By Property Type

	AS OF DECEMBER 31, 2005		YEAR ENDED DECEMBER 31, 2005			YEAR ENDED DECEMBER 31, 2004			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Urban	**39**	**22,874**	**$183.26**	**76.7%**	**$140.63**	$170.00	75.3%	$127.95	9.9%
Suburban	**33**	**12,195**	**133.96**	**67.9**	**90.93**	124.44	66.5	82.71	9.9
Airport	**16**	**7,328**	**122.41**	**75.9**	**92.89**	113.12	74.6	84.37	10.1
Resort/ Convention	**10**	**6,388**	**216.80**	**70.9**	**153.82**	202.44	71.1	143.97	6.8
All Types	**98**	**48,785**	**166.80**	**73.6**	**122.82**	154.96	72.4	112.21	9.5

For 2005, revenues increased significantly across all of our hotel property types, led by our airport hotels with a comparable hotel RevPAR increase of 10.1%, which reflected an average room rate increase of 8.2%. Our urban hotels performed well in 2005, with comparable hotel RevPAR growth of 9.9%. The significant increase in comparable hotel RevPAR at our urban properties was primarily driven by an increase in average room rate of 7.8%, while average occupancy improved by 1.4 percentage points. Our resort/convention hotels had comparable hotel RevPAR growth of 6.8%, with average room rate growth of 7.1%. These hotels include many of our Florida hotels, which experienced a decline in RevPAR in the fourth quarter due to Hurricane Wilma. Our suburban hotels experienced a comparable hotel RevPAR increase of 9.9%, which reflected an average room rate increase of 7.7%.

Comparable Hotel Sales by Geographic Region

The following table sets forth performance information for our comparable hotels by geographic region as of December 31, 2005 and 2004:

By Region

	AS OF DECEMBER 31, 2005		YEAR ENDED DECEMBER 31, 2005			YEAR ENDED DECEMBER 31, 2004			
	NO. OF PROPERTIES	NO. OF ROOMS	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	AVERAGE DAILY RATE	AVERAGE OCCUPANCY PERCENTAGES	REVPAR	PERCENT CHANGE IN REVPAR
Pacific	**20**	**11,035**	**$171.51**	**75.9%**	**$130.22**	$160.37	73.7%	$118.19	10.2%
Florida	**11**	**7,027**	**173.99**	**71.6**	**124.51**	164.70	71.4	117.60	5.9
Mid-Atlantic	**10**	**6,720**	**209.71**	**79.2**	**166.06**	189.17	78.3	148.19	12.1
North Central	**13**	**4,923**	**132.47**	**67.8**	**89.78**	123.93	67.8	84.06	6.8
DC Metro	**11**	**4,661**	**181.76**	**77.2**	**140.27**	163.01	74.8	121.96	15.0
Atlanta	**11**	**3,968**	**159.13**	**69.0**	**109.83**	151.79	68.4	103.82	5.8
South Central	**6**	**3,526**	**134.96**	**76.3**	**102.94**	125.73	74.9	94.19	9.3
New England	**6**	**3,032**	**155.57**	**72.9**	**113.35**	150.48	72.9	109.64	3.4
Mountain	**5**	**1,940**	**112.93**	**62.6**	**70.72**	106.70	57.7	61.54	14.9
International	**5**	**1,953**	**134.18**	**72.2**	**96.83**	122.86	72.3	88.87	9.0
All Regions	**98**	**48,785**	**166.80**	**73.6**	**122.82**	154.96	72.4	112.21	9.5

For full year 2005, the majority of our geographic regions experienced strong growth in comparable hotel RevPAR with the DC Metro, Mountain, Mid-Atlantic and Pacific regions all experiencing double-digit growth rates.

Improvement in our DC Metro region during 2005 was driven by strong performance at all of our hotels in the region, which benefited from solid group and business transient demand. Overall, comparable hotel RevPAR increases for the region reflected an average room rate increase of 11.5% and an average occupancy increase of 2.4 percentage points.

Our Mountain region was led by a 16.2% RevPAR increase at our three comparable hotels in the Denver market. We also experienced an 11.2% RevPAR growth at our hotels located in the Phoenix/Scottsdale area.

Comparable hotel RevPAR for our Mid-Atlantic region was driven by the performance at our three New York City hotels with comparable hotel RevPAR growth of 17.0%, which was the strongest RevPAR growth in any of our major urban markets for the year. Strong group, transient and international demand has strengthened the performance in the New York City market.

Our Pacific region experienced strong RevPAR growth in the Los Angeles, Hawaii and San Diego markets.

Comparable RevPAR for our Florida region grew 5.9% during 2005, as strong performance from our properties in the Tampa Bay and Miami markets were partially offset by a decline in group bookings at our Orlando World Center Marriott hotel. The results were also negatively affected by the business interruption due to Hurricane Wilma, which struck southern Florida in October 2005.

During the year, Atlanta generally had modest comparable RevPAR growth due to weak convention activity in the region. This was offset by an increase in demand in the fourth quarter due to the relocation of group and transient business from New Orleans and Florida, which were severely affected by the active hurricane season. As a result, overall RevPAR growth for the year was approximately 5.8%.

Our New England region underperformed with comparable RevPAR growth of 3.4% during 2005 due to weak convention activity during the year, particularly in the Boston market.

The increase in comparable RevPAR for our North Central region was led by our Chicago hotels, where comparable RevPAR increased 7.9%.

Overall, comparable hotel results in our South Central region, which includes Texas and Louisiana, were not significantly affected by Hurricane Katrina. However, the operations of the New Orleans Marriott, which is considered a non-comparable hotel, have been, and will continue to be, affected by the large-scale devastation in New Orleans. RevPAR in the region grew by 9.3%, driven primarily by strong increases in occupancy and average room rate at our three properties in Houston, which benefited from business resulting from the evacuation of the Gulf Coast in the aftermath of Hurricane Katrina.

Comparable hotel RevPAR for our international properties was driven by our four Canadian properties, which experienced an increase in comparable hotel RevPAR of 10.4%.

Rental Income. Our rental income represents lease income from our 71 leased HPT Properties and three office property leases, as well as lease income from one upper upscale hotel. The $5 million improvement in rental income primarily is from operations at the leased HPT Properties which have continued to improve as a result of the stronger economy and the completion of major renovation projects at most of these properties in 2004.

Property-level Operating Costs

(IN MILLIONS)	2005	2004	% CHANGE
Rooms	**$ 543**	$ 503	8.0%
Food and beverage	**854**	816	4.7
Hotel departmental expenses	**1,000**	930	7.5
Management fees	**166**	137	21.2
Other property-level expenses	**284**	282	.7
Depreciation and amortization	**355**	336	5.7
Total property-level expenses	**$3,202**	$3,004	6.6

Property-level operating costs and expenses increased 6.6% to approximately $3.2 billion for 2005. Property-level operating costs and expenses exclude the costs for hotels we have sold and held for sale as of December 31, 2006, which are included in discontinued operations. Our operating costs and expenses, which are both fixed and variable, are affected by changes in occupancy, inflation and revenues, though the effect on specific costs will differ. For example, utility costs increased 15.8%, primarily due to increases in oil and gas prices, while the increase in management fees of 21.2% were a direct result of the growth in the revenues and profitability of our properties.

Corporate and Other Expenses. Corporate and other expenses, which totaled $67 million in both 2005 and 2004, primarily consist of employee salaries and bonuses and other costs such as employee stock-based compensation expense, corporate insurance, audit fees, building rent and system costs.

Gain on Insurance Settlement. The gain on insurance settlement in 2005 relates to $9 million of business interruption insurance proceeds received as a result of lost profit at our New Orleans Marriott following Hurricane Katrina in August 2005. In 2004, the gain on insurance settlement represents $3 million of business interruption proceeds that we received in connection with the loss of business at our Toronto hotels due to the outbreak of Severe Acute Respiratory Syndrome.

Interest Income. Interest income increased $10 million, primarily due to increases in the interest rates earned on cash and restricted cash balances.

Interest Expense. Interest expense decreased $40 million as a result of the decrease in our interest-bearing obligations from 2004 and 2005 debt repayments and refinancings, as well as a decline in the amount of prepayment penalties associated with debt repayments and refinancings. Specifically, interest expense includes $30 million for 2005 and $55 million for 2004 for the call premiums and the acceleration of deferred financing costs and original issue discounts associated with debt prepayments. These declines in interest expense were partially offset by increased interest rates for our variable rate debt.

Net Gains on Property Transactions. Net gains on property transactions increased $63 million, primarily due to the pre-tax gain of $69 million on the sale of 85% of our interest in CBM Joint Venture LLC.

Gain (Loss) on Foreign Currency and Derivative Contracts. The gain on foreign currency and derivative contracts primarily is due to the $2 million increase in the fair value of the foreign currency exchange contracts on two of our Canadian hotels. These agreements were terminated in the fourth quarter of 2005. The $6 million loss in 2004 is primarily due to the $7 million decline in the fair value of the contracts.

Minority Interest Expense. As of December 31, 2005, we held approximately 95% of the partnership interests in Host LP. The increase in our minority interest expense is due to the increase in the net income of Host LP, as well as the net income of certain of our consolidated hotel partnerships that are partially owned by third parties.

Equity in Earnings (Losses) of Affiliates. Equity in losses of affiliates decreased by $15 million due to the sale of 85% of our interest in CBM Joint Venture LLC during March 2005 and because the joint venture, which had recorded net losses throughout 2004, had net income in 2005.

Benefit from (provision for) income taxes. The increase in the provision for income taxes primarily reflects the $28 million tax expense from the sale of 85% of our interest in CBM Joint Venture LLC.

Discontinued Operations. Discontinued operations consist of the results of operations and the gain or loss on disposition of seven hotels sold in 2006, four hotels classified as held for sale at December 31, 2006, five hotels sold in 2005 and nine hotels sold in 2004. For 2005 and 2004, revenues for these properties were $176 million and $313 million, respectively, and income before taxes was $22 million and $30 million, respectively. We recognized a gain, net of tax, of $19 million and $52 million for 2005 and 2004, respectively, on the disposition of these hotels.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements

We use cash for acquisitions, capital expenditures, debt payments, operating costs, corporate and other expenses and dividends to stockholders. As a REIT, we are required to distribute at least 90% of our taxable income (excluding net capital gain) to our stockholders in the form of dividends. Funds used to make these dividends are provided from Host LP. Our sources of cash are cash from operations, proceeds from the sale of assets, borrowing under our credit facility and our ability to obtain additional financing through various capital markets. We depend primarily on external sources of capital to finance future growth, including acquisitions.

Cash Balances. As of December 31, 2006, we had $364 million of cash and cash equivalents, which was an increase of $180 million from December 31, 2005. Approximately $133 million of the December 31, 2006 cash balance was used to pay our fourth quarter dividends in January 2007. As a result of the current operating environment and the flexibility and capacity provided by our credit facility, we would be comfortable with reducing our cash balances closer to the $100 million to $150 million level that we have historically maintained.

Approximately $84 million of mortgage debt was prepaid prior to its maturity in 2006. Principal amortization of mortgage debt totaled approximately $59 million for 2006. Approximately $215 million of mortgage debt matures in 2007, $88 million of which was refinanced in the first quarter of 2007 with a $134 million, 5.55% loan that does not require principal amortization. An additional $54 million of principal amortization is expected in 2007. We also expect to repay a mortgage secured by four hotels for $190 million in October 2007, at which time the interest rate on the loan substantially increases and all excess cash flow is used to pay down the mortgage. We believe we have sufficient cash or availability under our line of credit to deal with our near-term maturities, as well as any unexpected decline in the cash flow from our business.

On December 28, 2006, we borrowed approximately $250 million under our credit facility to retire the Series G senior notes. We repaid $75 million of the draw in January 2007 and, as a result, we currently have $400 million of availability under our credit facility. We expect to repay the amounts outstanding under the credit facility with the proceeds from asset sales, debt refinancings and available cash during the first quarter of 2007.

Acquisitions and Dispositions. On April 10, 2006, we acquired 25 domestic hotels and three foreign hotels from Starwood. For the 28 hotels included in the initial closing, the total consideration paid by Host to Starwood and its stockholders included the issuance of $2.27 billion of equity (133,529,412 shares of Host common stock) to Starwood stockholders, the assumption of $77 million in debt and the cash payment of approximately $750 million, which includes closing costs. An exchange price of Host common stock of $16.97 per share was calculated based on guidance set forth in Emerging Issues Task Force Issue No. 99-12, as the average of the closing prices of Host common stock during the range of trading days from two days before and after the November 14, 2005 announcement date.

We entered into the European Joint Venture to acquire hotels in Europe with ABP and GIC RE. Host LP is a limited partner and also serves as the general partner of the European Joint Venture. The percentage interest of the parties in the European Joint Venture is 19.9% for ABP, 48% for GIC RE and 32.1% for Host LP (including its limited and general partner interests). The initial term of the European Joint Venture is ten years subject to two one-year extensions with partner approval. As of December 31, 2006, the European Joint Venture owns seven hotels in four countries. We have invested approximately €106 million ($137 million) in the European Joint Venture, which includes the contribution of the Sheraton Warsaw Hotel & Towers on May 2, 2006, which was acquired from Starwood on April 10, 2006. Under the partnership agreement, if the European Joint Venture is fully funded, our total contribution is expected to be approximately €171 million, or an additional €65 million ($86 million).

In addition to the acquisition of the Starwood portfolio and the properties included in the European Joint Venture, we acquired The Westin Kierland Resort & Spa in Scottsdale, Arizona for approximately $393 million, which includes the assumption of a $135 million mortgage. We also completed the sale of seven properties during 2006 for total proceeds of approximately $800 million and recorded gains on the dispositions of approximately $416 million, net of tax. A portion of the proceeds was used to fund the acquisition of the Starwood portfolio. For 2007, we expect to complete the sale of an additional $300 million to $500 million of non-core assets in addition to the $119 million of sales completed in January 2007. We would also expect to complete a similar amount of acquisitions during the year.

We may acquire additional properties through various structures, including transactions involving portfolios, single assets, joint ventures and acquisitions of all or substantially all of the securities or assets of other REITs or similar real estate entities. We anticipate that our acquisitions will be financed through a combination of methods, including proceeds from sales of properties from our existing portfolio, the incurrence of debt, available cash, advances under our credit facility, proceeds from equity offerings of Host, or issuance of OP units by Host LP. Additionally, the number of potential acquirers for individual hotel properties has increased due to the improvement of both the capital markets and the lodging industry and, as a result, the cost of acquiring properties has increased.

Debt Repayments and Refinancings. We seek to maintain a capital structure and liquidity profile with an appropriate balance of debt and equity to provide financial flexibility given the inherent volatility in the lodging industry, the debt capacity to buy assets in a downturn in the lodging cycle and the ability to continue to pay common stock dividends in the event that operations decline.

During 2006, we took advantage of the strong capital markets to reduce our leverage, improve our interest coverage and maintain a balanced maturity schedule. We issued the 6¾% Series P senior notes due in 2016 and 6⅞% Series R senior notes due in 2014 for total proceeds of approximately $1.3 billion (both of which were subsequently exchanged for Series Q senior notes and Series S senior notes, respectively, that are registered under the Securities and Exchange Act of 1933 and, therefore, are freely transferable by the holders). We used the proceeds to fund a portion of our acquisitions, redeem the $150 million 10% Class C preferred stock, repay the remaining $136 million of 7⅞% Series B senior notes, which were due in August 2008, and repay the $450 million 9½% Series I senior notes, which were due in January 2007. Additionally, in December 2006, we drew approximately $250 million on our credit facility, which currently has a floating rate of interest at LIBOR plus 2% (7.38% at December 31, 2006), and, with available cash, repaid the $242 million, 9¼% Series G senior notes, which were due in October 2007, and the related prepayment costs. During the year, we also assumed approximately $212 million of mortgage debt in conjunction with hotel acquisitions and issued $116 million of mortgage debt that is secured by our four Canadian hotels. We also repaid an additional $84 million of mortgage debt related to the Boston Marriott Copley Place. In the first quarter of 2006, we also converted to common stock or redeemed for cash the remaining $387 million of Convertible Subordinated Debentures. The remaining proceeds of the senior note and mortgage debt issuances were used for the asset acquisitions described above and for general corporate purposes. While the net effect of these transactions resulted in a net increase in our debt balances of approximately $508 million, we increased our stockholders' equity balance by approximately $2.8 billion during 2006, primarily through the issuance of common stock as part of the acquisition of the Starwood portfolio and through the conversion of our Convertible Subordinated Debentures. Additionally, in February of 2007, we refinanced the $88 million 8.58% mortgage loan on the Harbor Beach Marriott Resort and Spa and obtained a $134 million, seven year mortgage with a 5.55% interest rate and no principal amortization. The excess proceeds will likely be used for return on investment (ROI)/repositioning and value enhancement capital expenditures at the property.

We may continue to redeem or refinance senior notes and mortgage debt from time-to-time to take advantage of favorable market conditions. We may purchase senior notes for cash through open market purchases, privately negotiated transactions, a tender offer or, in some cases, through the early redemption of such securities pursuant to their terms. Repurchases of debt, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Any refinancing or retirement before the maturity date would affect earnings and FFO per diluted share because of the payment of any applicable call premiums and the acceleration of previously deferred financing costs. Specifically, interest expense includes $17 million and $30 million for 2006 and 2005, respectively, for the call premiums, the acceleration of deferred financing costs and original issue discounts and the termination of related swap agreements associated with debt prepayments.

Capital Expenditures. During 2006, our renewal and replacement capital expenditures were approximately $275 million, an increase of $33 million over the amount we spent in 2005. Our renewal and replacement capital expenditures are generally funded by the furniture, fixture and equipment funds established at most of our hotels (typically funded with approximately 5% of property revenues) and by our available cash. We expect to spend approximately $300 million to $315 million for renewal and replacement capital expenditures in 2007.

In 2006, we also spent approximately $255 million on ROI/repositioning projects, an increase of $148 million over the amount we spent in 2005. These projects include work performed on the development of an exhibit hall for the Orlando Marriott World Center hotel, where we expect to invest a total of approximately $70 million and a major rooms repositioning, meeting space expansion and the repositioning of the food and beverage platform at the Atlanta Marriott Marquis, where we intend to spend approximately $81 million. ROI/repositioning projects have historically generated strong returns and, in 2007, we expect to spend approximately $325 million to $335 million on such investments.

Sources and Uses of Cash

Cash Provided by Operations. Our cash provided by operations for 2006 increased $367 million to $881 million from $514 million in 2005 due primarily to the increase in operating profit in 2006.

Cash Used in Investing Activities. Cash used in investing activities for 2006 increased by $424 million to $855 million when compared to 2005. The primary use of cash in investing activities was the acquisition of the Starwood portfolio. During the year, we also contributed approximately $78 million of cash to the European Joint Venture for its purchase of five hotels from Starwood and the Hotel Arts Barcelona. We also contributed the Sheraton Warsaw Hotel & Towers to the European Joint Venture as part of our initial investment.

During January 2007, we sold four properties for total proceeds of approximately $119 million: the Sheraton Providence Airport Hotel, the Sheraton Milwaukee Brookfield Hotel and the Capitol Hill Suites, Washington, D.C. were acquired as part of the Starwood portfolio in 2006. The fourth hotel, the Marriott Mountain Shadows Resort, has been closed since the fourth quarter of 2004 and was sold as part of our value enhancement strategy. Proceeds from the sales were used to repay $75 million of our credit facility and for general corporate purposes. During February 2007, we sold the Fairview Park Marriott for total proceeds of approximately $109 million. The net proceeds from any dispositions have been, or will be, used to repay debt, including amounts outstanding under our credit facility, fund acquisitions or ROI/repositioning projects or for other general corporate purposes.

The following table summarizes significant investing activities that have been completed since the beginning of fiscal year 2005:

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	(INVESTMENT) SALE PRICE (IN MILLIONS)
ACQUISITIONS		
September 2006	Purchase of The Westin Kierland Resort & Spa[1]	$ (393)
July 2006	Investment in European Joint Venture[2]	(61)
May/June 2006	Investment in European Joint Venture[3]	(72)
April 2006	Purchase of 28 hotels from Starwood[4]	(3,070)
September 2005	Purchase of the Hyatt Regency Washington on Capitol Hill in Washington, D.C.	(274)
	Total acquisitions	$(3,870)
DISPOSITIONS		
February 2007	Sale of the Fairview Park Marriott	$ 109
January 2007	Sale of Sheraton Milwaukee Brookfield Hotel	28
January 2007	Sale of Sheraton Providence Airport Hotel	10
January 2007	Sale of Capitol Hill Suites	39
January 2007	Sale of Marriott Mountain Shadows Resort	42
September 2006	Sale of The Ritz-Carlton, Atlanta	80
September 2006	Sale of Detroit Marriott Livonia	21
March 2006	Sale of Swissôtel The Drake, New York	440
February 2006	Sale of Marriott at Research Triangle Park	28
February 2006	Sale of Chicago Marriott Suites Deerfield	27
January 2006	Sale of Albany Marriott	58
January 2006	Sale of Fort Lauderdale Marina Marriott	146
October 2005	Sale of Charlotte Marriott Executive Park	21
March 2005	Sale of 85% of our interest in CBM Joint Venture LLC	92
January 2005	Sale of Torrance Marriott	62
January 2005	Sale of Hartford Marriott at Farmington, Tampa Westshore Marriott and Albuquerque Marriott[5]	66
	Total dispositions	$ 1,269

[1] Investment price includes assumption of $135 million of mortgage debt.

[2] During the third quarter of 2006, we invested approximately $61 million, or 46 million, in the European Joint Venture to fund a portion of the acquisition of the Hotel Arts Barcelona.

[3] Investment price includes the contribution of the Sheraton Warsaw Hotel & Towers valued at $59 million on May 2, 2006, which was acquired from Starwood on April 10, 2006, and cash to the European Joint Venture.

[4] Investment price includes the assumption of $77 million of mortgage debt and the issuance of $2.27 billion of Host common stock (representing approximately 133.5 million shares of Host common stock) and excludes transaction expenses.

[5] Sale price includes the assumption by the buyer of $20 million of mortgage debt.

Cash Provided by/Used in Financing Activities. Cash provided by financing activities, net, was $154 million for 2006 and cash used in financing activities, net, was $246 million for 2005. During 2006 and 2005, cash provided by financing activities included the issuance of debt securities and draws on the credit facility for approximately $1.6 billion and $658 million, respectively, net of financing costs. Cash used in financing activities in 2006 and 2005 primarily consisted of debt prepayments of approximately $913 million and $631 million, respectively, and the redemption of $150 million and $100 million of preferred stock, respectively. In connection with the redemptions of senior notes in 2006 and the redemptions of senior notes and mortgage debt in 2005, we paid premiums and interest rate swap termination payments totaling approximately $15 million and $27 million, respectively. These amounts exclude non-cash charges of $2 million and $3 million, respectively, for the acceleration of deferred financing costs and original issue discounts.

During 2006, we increased our common stock dividend payments by $189 million to $291 million due to our strong growth in operations that resulted in an increase in taxable income. We also paid $18 million of dividends on our preferred stock, which declined by $12 million when compared to 2005 due to the redemption of $150 million of our 10% Class C preferred stock in May 2006 and $100 million of our 10% Class B preferred stock in May 2005.

The table below summarizes significant debt (net of deferred financing costs) and equity transactions since January 2005 (not including the conversions of our Convertible Subordinated Debentures in 2005 and 2006 into 30.8 million common shares or the approximately 133.5 million shares of Host common stock issued in the Starwood acquisition, as these are non-cash transactions):

TRANSACTION DATE	DESCRIPTION OF TRANSACTION	TRANSACTION AMOUNT (IN MILLIONS)
DEBT		
February 2007	Proceeds from 5.55% Harbor Beach Marriott mortgage refinancing	$ 134
February 2007	Repayment of 8.58% Harbor Beach mortgage	(88)
January 2007	Repayment of the Credit Facility	(75)
December 2006	Draw on the Credit Facility	250
December 2006	Redemption of 9¼% Series G senior notes	(242)
December 2006	Redemption of 9½% Series I senior notes	(450)
November 2006	Proceeds from the issuance of 6⅞% Series R senior notes[1]	490
September 2006	Assumption of mortgage debt on The Westin Kierland Resort & Spa	135
June 2006	Repayment of 8.39% mortgage on the Boston Marriott Copley Place	(84)
May 2006	Redemption of the remaining 7⅞% Series B senior notes	(136)
April 2006	Assumption of mortgage debt from Starwood	77
April 2006	Redemption of outstanding Convertible Preferred Securities	(2)
March 2006	Proceeds from the issuance of 6¾% Series P senior notes[1]	787
January 2006	Proceeds from the issuance of 5.195% Canadian mortgage loan	116
January 2006	Repayment of the Credit Facility	(20)
November 2005	Repayment of the Credit Facility	(80)
October 2005	Draw on the Credit Facility	100
October 2005	Prepayment of the 6.7% Canadian mortgage loan[2]	(19)
May 2005	Prepayment of the 9% mortgage debt on two Ritz-Carlton hotels	(140)
April 2005	Discharge of the remaining 8⅜% Series E senior notes	(20)
April 2005	Partial redemption of 7⅞% Series B senior notes	(169)
March 2005	Partial redemption of 8⅜% Series E senior notes	(280)
March 2005	Proceeds from the issuance of 6⅜% Series N senior notes	639
January 2005	8.35% mortgage on the Hartford Marriott at Farmington assumed by buyer	(20)
2006/2005	Principal amortization	(117)
	Net debt transactions	$ 786
EQUITY		
May 2006	Redemption of 5.98 million shares of 10% Class C preferred stock	$(151)
May 2005	Redemption of 4 million shares of 10% Class B preferred stock	(101)
	Net equity transactions	$(252)

[1] The Series R senior notes were exchanged for Series S senior notes in February 2007. The Series P senior notes were exchanged for Series Q senior notes in August 2006.

[2] The Canadian mortgage had floating interest rate based on LIBOR plus 275 basis points. The interest rates shown reflect the rate as of the date of the transactions.

FINANCIAL CONDITION

As of December 31, 2006, our total debt was $5.9 billion with a weighted average interest rate of approximately 6.8% and a weighted average maturity of 5.9 years. Approximately 94% of our debt has a fixed rate of interest.

As of December 31, 2006 and 2005, our debt was comprised of:

(IN MILLIONS)	DECEMBER 31, 2006	DECEMBER 31, 2005
Series B senior notes, with a rate of 7⅞% due August 2008[1]	$ —	$ 136
Series G senior notes, with a rate of 9¼% due October 2007[1][2]	—	236
Series I senior notes, with a rate of 9½% due January 2007[1][3]	—	451
Series K senior notes, with a rate of 7⅛% due November 2013	725	725
Series M senior notes, with a rate of 7% due August 2012	347	346
Series O senior notes, with a rate of 6⅜% due March 2015	650	650
Series Q senior notes, with a rate of 6¾% due June 2016	800	—
Series R senior notes with a rate of 6⅞% due November 2014[4]	496	—
Exchangeable Senior Debentures, with a rate of 3.25% due April 2024	495	493
Senior notes, with an average rate of 9.7%, maturing through May 2012	13	13
Total senior notes	3,526	3,050
Credit Facility[5]	250	20
Mortgage debt (non-recourse) secured by $3.3 billion of real estate assets, with an average interest rate of 7.5% and 7.8% at December 31, 2006 and 2005, respectively, maturing through December 2023	2,014	1,823
Convertible Subordinated Debentures, with a rate of 6¾% due December 2026	—	387
Other	88	90
Total debt	$5,878	$5,370

[1] We redeemed all remaining Series B, Series G and Series I senior notes during 2006.

[2] Includes the fair value of interest rate swap agreement of $(6) million as of December 31, 2005.

[3] Includes the fair value of an interest rate swap agreement of $1 million as of December 31, 2005.

[4] The Series R senior notes were exchanged for Series S senior notes in February 2007.

[5] On January 17, 2007, we repaid $75 million of the credit facility with proceeds from the sale of assets.

Senior Notes

General. The following summary is a description of the material provisions of the indentures governing our various senior notes issues by Host LP , which we refer to collectively as the senior notes indenture. Under the terms of our senior notes indenture, our senior notes are equal in right of payment with all of Host LP's unsubordinated indebtedness and senior to all subordinated obligations of Host LP. The notes outstanding under our senior notes indenture are guaranteed by certain of our existing subsidiaries and currently are secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit the notes outstanding under our senior notes indenture, as well as our credit facility, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the credit facility. As with the prior facility, the pledges are permitted to be released in the event that our leverage ratio falls below 6.0x for two consecutive fiscal quarters. We pay interest on each series of our outstanding senior notes semi-annually in arrears at the respective annual rates indicated on the table above.

Restrictive Covenants. Under the terms of the senior notes indenture, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including the achievement of an EBITDA-to-interest coverage ratio of at least 2.0x by Host LP. Effective with the redemption of the Series G senior notes in December 2006, Host LP is able to make distributions to enable Host to pay dividends on its preferred stock under the senior notes indenture when our EBITDA-to-interest coverage ratio is above 1.7 to 1.0. This ratio is calculated in accordance with our senior notes indenture and excludes from interest expense items such as interest on our Convertible Subordinated Debentures, call premiums and deferred financing charges that are included in interest expense on our consolidated statement of operations. Additionally, the calculation is based on our pro forma results for the four prior fiscal quarters giving effect to transactions, such as acquisitions, dispositions and financings, as if they occurred at the beginning of the period. Other covenants limiting our ability to incur indebtedness and pay dividends include maintaining total indebtedness of less than 65% of adjusted total assets (using undepreciated real estate values) and secured indebtedness of less than 45% of adjusted total assets. So long as we maintain the required level of interest coverage and satisfy these and other conditions in the senior notes indenture, we may pay preferred or common dividends and incur additional debt under the senior notes indenture, including debt incurred in connection with an acquisition. Our senior notes indenture also imposes restrictions on customary matters, such as limitations on capital expenditures, acquisitions, investments, transactions with affiliates and the incurrence of liens.

Exchangeable Senior Debentures. On March 16, 2004, we issued $500 million of 3.25% Exchangeable Senior Debentures and received proceeds of $484 million, net of underwriting fees and expenses and an original issue discount. These debentures were issued under our senior notes indenture, and are the only series of senior notes that are exchangeable into common stock. The Exchangeable Senior Debentures mature on April 15, 2024 and are equal in right of payment with all of our unsubordinated debt. We can redeem for cash all, or part of, the Exchangeable Senior Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. If we elect to redeem the debentures and the trading price of our common stock exceeds the cash redemption price on a per share basis, we would expect holders to elect to exchange their debentures for common stock rather than receive the cash redemption price. Holders have the right to require us to repurchase the Exchangeable Senior Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 at the issue price. Holders may exchange their Exchangeable Senior Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of the common stock is more than 120% of the exchange price per share, for at least 20 of 30 trading days. Because this condition has currently been satisfied, the Exchangeable Senior Debentures are exchangeable into shares of common stock at a rate of 58.0682 shares for each $1,000 of principal amount of the debentures, or a total of approximately 29 million shares, which is equivalent to an exchange price of $17.22 per share of common stock. The exchange rate is adjusted under certain circumstances, including the payment of common dividends.

The debentures will remain exchangeable until April 9, 2007 (the last day of the current exchange period). The debentures will remain exchangeable after April 9, 2007, if the trading price of Host common stock continues to exceed 120% of the exchange price for 20 out of the 30 trading days during the related exchange period or if other conditions for exchange are satisfied.

Credit Facility

General. On September 10, 2004, we entered into an amended and restated credit facility. The credit facility provides aggregate revolving loan commitments in the amount of $575 million. The credit facility also includes sub-commitments for the issuance of letters of credit in an aggregate amount of $10 million and loans to certain of our Canadian subsidiaries in Canadian Dollars in an aggregate amount of $150 million. The credit facility has an initial scheduled maturity in September 2008. We have an option to extend the maturity for an additional year if certain conditions are met at the time of the initial scheduled maturity. We also have the option to increase the amount of the credit facility by up to $100 million to the extent that any one or more lenders, whether or not currently party to the credit facility, commits to be a lender for such amount. Currently, we have approximately $175 million outstanding under our credit facility.

The debt under the amended credit facility is guaranteed by certain of our existing subsidiaries and currently is secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit our credit facility as well as the notes outstanding under our senior notes indenture, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the credit facility. The pledges are permitted to be released in the event that our leverage ratio falls below 6.0x for two consecutive fiscal quarters, as noted above. Since we are currently below the 6.0x leverage ratio, we have the right to release all pledges and have exercised this right for pledges of capital stock that otherwise would have been required subsequent to October 2005. We may in the future exercise this right with pledges in place as of October 2005. In the event our leverage ratio subsequently exceeds 6.0x for two consecutive quarters, we will be required to reinstate the pledges.

Dual Tranche Structure. The revolving loan commitment under the amended credit facility is divided into two separate tranches: (1) a Revolving Facility A tranche of $385 million and (2) a Revolving Facility B tranche of $190 million. Subject to compliance with the facility's financial covenants, amounts available for borrowing under Revolving Facility A vary depending on our leverage ratio, with $385 million being available when our leverage ratio is less than 6.5x, $300 million being available when our leverage ratio equals or exceeds 6.5x but is less than 6.75x, $150 million being available when our leverage ratio equals or exceeds 6.75x but is less than 7.0x, and no amounts being available when our leverage ratio equals or exceeds 7.0x. By contrast, the entire amount of Revolving Facility B is available for borrowing at any time that our unsecured interest coverage ratio equals or exceeds 1.5x and our leverage ratio does not exceed levels ranging from 7.5x to 7.0x. Specifically, prior to the end of our third quarter of 2007, we are permitted to make borrowings and maintain amounts outstanding under Revolving Facility B so long as our leverage ratio is not in excess of 7.5x; the maximum leverage ratio applicable to Revolving Facility B is then reduced to 7.25x from the end of the third quarter of 2007 until the day prior to end of our third quarter of 2008, and is reduced to 7.0x thereafter.

Financial Covenants. We are subject to different financial covenants depending on whether amounts are borrowed under Revolving Facility A or Revolving Facility B, and we are permitted to convert amounts borrowed under either tranche into amounts borrowed under the other tranche. While the financial covenants applicable under Revolving Facility A are generally comparable to those contained in our prior facility (including covenants for leverage, fixed charge coverage and unsecured interest coverage), the financial covenants applicable to Revolving Facility B are limited to leverage and unsecured interest coverage, and are set at less restrictive levels than the corresponding covenants applicable to Revolving Facility A. As a result of this structure, we have gained flexibility to make and maintain borrowings in circumstances where adverse changes to our financial condition could have prohibited the maintenance of borrowings under the prior facility. The financial covenants for the Revolving Facility A and Revolving Facility B do not apply when there are no borrowings under the respective tranche. Hence, so long as there are no amounts outstanding we are not in default of the credit facility if we do not satisfy the financial covenants and we do not lose the potential to draw under the amended credit facility in the future if we were ever to come back into compliance with the financial covenants. We are in compliance with all our covenants as of December 31, 2006.

The following table summarizes the financial tests contained in the credit facility:

FACILITY A—FINANCIAL COVENANT LEVELS

YEAR	MINIMUM UNSECURED INTEREST COVERAGE RATIO	MAXIMUM LEVERAGE RATIO	MINIMUM FIXEDCHARGE COVERAGE RATIO
2006	1.50	6.75	1.00
2007	1.55	6.50	1.05
2008	1.65	6.00	1.10
Thereafter	1.75	5.75	1.15

FACILITY B—FINANCIAL COVENANT LEVELS

QUARTER	MINIMUM UNSECURED INTEREST COVERAGE RATIO	MAXIMUM LEVERAGE RATIO
2006 to Second Quarter 2007	1.50	7.50
Third Quarter 2007 to Second Quarter 2008	1.50	7.25
Thereafter	1.50	7.00

Interest and Fees. We pay interest on borrowings under the Revolving Facility A at floating interest rates plus a margin (which, in the case of LIBOR-based borrowings, ranges from 2.00% to 3.00%) that is set with reference to our leverage ratio. Borrowings under Revolving Facility B are subject to a margin that is 0.5% higher than the corresponding margin applicable to Revolving Facility A borrowings and .75% higher when our leverage ratio is greater than 7.0x. To the extent that amounts under the amended credit facility remain unused, we pay a quarterly commitment fee on the unused portion of the loan commitment.

Other Covenants. Our amended credit facility imposes restrictions on customary matters that were also restricted in our prior facility, such as limitations on capital expenditures, acquisitions, investments, the incurrence of debt and the payment of dividends. While such restrictions are generally similar to those contained in our prior facility, we have modified certain covenants to become less restrictive at any time that our leverage ratio falls below 6.0x. In particular, at any time that our leverage ratio is below 6.0x, we will not be subject to limitations on capital expenditures, and the limitations on acquisitions, investments and dividends will be replaced by the generally less restrictive corresponding covenants in our senior notes indenture. We are in compliance with all of our debt covenants as of December 31, 2006.

Mortgage and Other Debt

General. As of December 31, 2006, we had 29 assets that were secured by mortgage debt. Substantially all of our mortgage debt is recourse solely to specific assets except in instances of fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2006, secured debt represented approximately 34% of our total debt and our aggregate secured debt had an average interest rate of 7.5% and an average maturity of 4.1 years. Certain of these assets are secured by mortgage debt that contains restrictive covenants that require the mortgage servicer or lender to retain and hold in escrow the cash flow after debt service when it declines below specified operating levels. Currently, all of the specified operating levels have been met and, therefore, no cash is being held in escrow under these restrictive covenants.

The following table summarizes our outstanding debt and scheduled amortization and maturities related to mortgage and other debt as of December 31, 2006:

(IN MILLIONS)	BALANCE AS OF DECEMBER 31, 2006	2007	2008	2009	2010	2011	THEREAFTER
MORTGAGE DEBT							
CMBS Loan, 7.60%, due 8/1/2009[1]	$ 522	$ 24	$ 28	$470	$—	$ —	$ —
Orlando Marriott World Center, 7.48%, due 1/1/2008	214	4	210	—	—	—	—
Host Hotel Properties II, 8.22%, due 10/11/2017[2][3]	198	10	8	9	10	11	150
San Diego Marriott Hotel and Marina, 8.45%, due 7/1/2009	180	3	3	174	—	—	—
Atlanta Marriott Marquis, 7.4%, due 2/11/2023[4]	137	4	4	5	5	5	114
The Westin Kierland, 5.08%, due 12/1/2009	133	—	—	133	—	—	—
Harbor Beach Marriott Resort and Spa, 8.58%, due 3/1/2007[5]	88	88	—	—	—	—	—
JW Marriott Washington, D.C., 6.5%, due 9/15/2006[6]	88	88	—	—	—	—	—
Desert Springs, a JW Marriott Resort and Spa, 7.8%, due 12/11/2022[4]	86	3	3	3	3	4	70
Philadelphia Marriott Downtown, 8.49%, due 4/1/2009	77	2	2	73	—	—	—
The Westin Tabor Center, 8.51%, due 12/11/2023	45	1	1	1	1	2	39
Other mortgage debt[7]	246	35	40	21	1	110	39
Total mortgage debt	2,014	262	299	889	20	132	412
OTHER DEBT							
Philadelphia Airport Marriott industrial revenue bonds, 7¾%,due 12/1/2017	40	—	—	—	—	—	40
Capital leases and other[8]	48	—	—	—	—	—	48
Total other debt	88	—	—	—	—	—	88
Total mortgage and other debt	$2,102	$262	$299	$889	$20	$132	$500

[1] This mortgage debt is secured by eight hotel properties and has certain restrictive covenants. In conjunction with the sale of the Swissôtel, The Drake in 2006, the Hyatt Regency Washington was substituted as collateral under the loan.

[2] This mortgage debt is secured by first mortgages on three hotels, as well as a pledge of our limited partnership interest in the Santa Clara Partnership.

[3] Beginning in 2007, the interest rate on this loan increases a minimum of 200 basis points and all excess cash (as defined in the loan agreement) generated by the partnership is applied to principal; however, the loan can be repaid without a premium or penalty on that date. The amortization presented in this table is the minimum principal payment considering the increase in interest rate, but does not include additional principal payments based on excess cash flow.

[4] Beginning in 2010, the interest rate on these loans increases a minimum of 200 basis points and all excess cash (as defined in the loan agreement) generated by the partnerships that own these two properties is applied to principal; however, the loans can be repaid without a premium or penalty on that date. The amortization presented is the minimum principal payment considering the increase in interest rate, but does not include additional principal payments based on excess cash flow.

[5] This mortgage debt was refinanced on February 8, 2007. The new debt has a fixed interest rate of 5.55% and matures in 2014 with no principal amortization required over the term of the loan.

[6] This floating rate mortgage is based on LIBOR plus 2.10%. The rate shown is as of December 31, 2006. Also, this mortgage has an interest rate cap derivative with a maximum rate of 8.1%. During August 2006, we exercised the second of three one-year extension options under the loan agreement. Certain requirements must be met in order to exercise the third one-year option.

[7] Other mortgage debt consists of individual mortgage debt amounts that are less than $40 million, have an average interest rate of 6.8% at December 31, 2006 and mature through 2022.

[8] Capital leases and other consist of three loans with an average interest rate of 7.1% that mature through 2016, and capital leases with varying interest rates and maturity dates.

Credit Ratings

Currently, we have approximately $3.5 billion of senior notes outstanding and $100 million of preferred stock that are rated by Moody's Investors Service, Standard & Poor's and Fitch Ratings. Standard & Poor's rating on our senior debt is BB and the rating on our preferred stock is B. Moody's rating on our senior notes debt is Ba1 and our preferred stock is Ba2. Fitch's rating on our senior notes debt is BB. If our operations or our credit ratios were to decline, the ratings on our securities could be reduced. If we were unable to subsequently improve our credit ratings, our cost to issue additional senior notes, either in connection with a refinancing or otherwise, or additional preferred stock would likely increase.

Dividend Policy

Host is required to distribute at least 90% of its annual taxable income, excluding net capital gain, to its stockholders to qualify as a REIT, including taxable income recognized for tax purposes but with regard to which we do not receive corresponding cash. Funds used by Host to pay dividends on its common and preferred stock are provided through distributions from Host LP. For every share of common and preferred stock of Host, Host LP has issued to Host a corresponding common OP unit and preferred OP unit. As of February 23, 2007, Host is the owner of substantially all of the preferred OP units and approximately 96.5% of the common OP units. The remaining 3.5% of the common OP units are held by various third-party limited partners.

Investors should take into account the 3.5% minority position in Host LP common OP units when analyzing common and preferred dividend payments by Host to its stockholders, as these holders share, on a pro rata basis, in amounts being distributed by Host LP to holders of its corresponding common and preferred OP units. When Host pays a common or preferred dividend, Host LP pays an equivalent per unit distribution on all common or corresponding preferred OP units. For example, if Host paid a $1 per share dividend on its common stock, it would be based on payment of a

$1 per unit distribution by Host LP to Host, as well as to other common OP unit holders.

Our current policy on common dividends is generally to distribute 100% of annual taxable income. Going forward, we intend to pay a regular quarterly dividend of $0.20 per share, and, in addition, to declare a special dividend during the fourth quarter, the amount of which will vary depending on our level of taxable income. We currently intend to continue paying dividends on our preferred stock, regardless of the amount of taxable income, unless contractually restricted. The amount of any dividends will be determined by our Board of Directors.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Off-Balance Sheet Arrangements

We are party to various transactions, agreements or other contractual arrangements with unconsolidated entities (which we refer to as "off-balance sheet arrangements") under which we have certain contingent liabilities and guarantees. As of December 31, 2006, we are party to the following material off-balance sheet arrangements:

Unconsolidated Investments. We have invested approximately €106 million in the European Joint Venture with ABP and GIC RE to acquire hotels located in Europe. Under the agreement, the aggregate size of the European Joint Venture can increase to approximately €533 million of equity (of which approximately €171 million would be contributed by Host LP) and, once all funds have been invested, would be approximately €1.5 billion of assets. The European Joint Venture currently has €621 million of debt outstanding, none of which is recourse to Host.

As of December 31, 2006, the aggregate size of the European Joint Venture was approximately €1.0 billion ($1.3 billion), including total capital contributions of approximately €332 million ($425 million), of which a total of approximately €106 million ($137 million) was from the contribution by us of cash and the Sheraton Warsaw Hotel & Towers, which we acquired on April 10, 2006. In connection with the European Joint Venture, the partners agreed that they would not make investments that are consistent with the European Joint Venture's investment parameters for a period of two years (three years in the case of Host) or until at least 90% of its committed capital is called or reserved for use prior to such date.

We also have other unconsolidated investments with a total of $839 million in debt with various partners. For additional detail, see Note 3, "Investments in Affiliates," and Note 7, "Leases," in the accompanying consolidated financial statements.

Tax Sharing Arrangements. Under tax sharing agreements with former affiliated companies (such as Marriott International, HMS Host and Barceló Crestline Corporation), we are obligated to pay certain taxes (federal, state, local and foreign, including any related interest and penalties) relating to periods in which the companies were affiliated with us. For example, a taxing authority could adjust an item deducted by a former affiliate during the period that this former affiliate was owned by us. This adjustment could produce a material tax liability that we may be obligated to pay under the tax sharing agreement. Additionally, under the partnership agreement between Host and Host LP, Host LP is obligated to pay certain taxes (federal, state, local and foreign, including any related interest and penalties) incurred by Host, as well as any liabilities the IRS may successfully assert against Host. We do not expect any amounts paid under the tax sharing arrangements to be material.

Tax Indemnification Agreements. For reasons relating to federal and state income tax considerations of the former and current owners of five hotels, we have agreed to restrictions on selling the hotels, or repaying or refinancing the mortgage debt for varying periods depending on the hotel. These agreements require that we indemnify the owners for their tax consequences resulting from our selling the hotel or refinancing the mortgage debt during the period under the agreement. We also have agreed not to sell more than 50% of the original allocated value attributable to a portfolio of 11 additional hotels, or to take other actions that would result in the recognition and allocation of gain to the former owners of such hotels for income tax purposes. Because the timing of these potential transactions is within our control, we believe that the likelihood of any material indemnification to be remote and, therefore, not material to our financial statements. On average, these restrictions will generally expire, or cease to be significant, in 2009.

Guarantees. We have certain guarantees, which consist of commitments we have made to third parties for leases or debt, that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The largest guarantees (by dollar amount) are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $27 million as of December 31, 2006.
- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We no longer have an ownership interest in the partnership, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Barceló Crestline Corporation, who, in turn, is indemnified by the current owner of the facility.
- In connection with the sale of two hotels in January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum lease payments are approximately $14 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

Information on other guarantees and other off-balance sheet arrangements may be found in Note 17 to our consolidated financial statements.

Contractual Obligations

The table below summarizes our obligations for principal and estimated interest payments on our debt, future minimum lease payments on our operating and capital leases, projected capital expenditures and other long-term liabilities, each as of December 31, 2006:

		PAYMENTS DUE BY PERIOD			
(IN MILLIONS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations[1]	$7,671	$ 653	$2,100	$1,158	$3,760
Capital lease obligations	3	1	2	—	—
Operating lease obligations[2]	1,583	119	228	196	1,040
Purchase obligations[3]	401	300	101	—	—
Other long-term liabilities reflected on the balance sheet[4]	2	—	—	—	2
Total	$9,660	$1,073	$2,431	$1,354	$4,802

[1] The amounts shown include amortization of principal, debt maturities and estimated interest payments. Interest payments have been included in the long-term debt obligations based on the weighted average interest rate for both fixed and variable debt. For variable rate debt, we have used the applicable percentage interest rate as of December 31, 2006.

[2] Future minimum lease payments have not been reduced by aggregate minimum sublease rentals from restaurants and the HPT subleases of approximately $12 million and $420 million, respectively, payable to us under non-cancelable subleases.

[3] Our only purchase obligations consist of commitments for capital expenditures at our hotels. Under our contracts, we have the ability to defer some of these expenditures into later years and some of the 2007 amount reflects prior year contracts that were deferred or not completed. See "Capital Expenditures."

[4] The amounts shown include deferred management fees. Under terms of our management agreements, we have deferred payment of management fees to our hotel managers for some of our properties that have not achieved the required income thresholds for payment of owner's priority to us. The timing of the payments, if any, is based on future operations, the termination of the management agreement or the sale of the hotel, and, is therefore, not determinable.

Critical Accounting Policies

Our consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

- ***Purchase Price Allocations to Hotels.*** Investments in hotel properties are stated at acquisition cost and allocated to land, property and equipment, identifiable intangible assets and assumed debt and other liabilities at fair value in accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations.* Any remaining unallocated acquisition costs would be treated as goodwill. Property and equipment are recorded at fair value based on current replacement cost for similar capacity and allocated to buildings, improvements, furniture, fixtures and equipment using appraisals and valuations performed by management and independent third parties. Identifiable intangible assets are typically contracts including ground and retail leases and management and franchise agreements, which are recorded at fair value, although no value is generally allocated to contracts which are at market terms. Above-market and below-market contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and our estimate of the fair value of contract rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the related agreements. In making estimates of fair values for purposes of allocating purchase price, we may utilize a number of sources that may be obtained in connection with the acquisition or financing of a property and other market data, including third-party appraisals and valuations.
- ***Impairment testing.*** We are required by GAAP to record an impairment charge when we believe that one or more of our hotels has been impaired, whereby, future undiscounted cash flows for the hotel would be less than the net book value of the hotel. For impaired assets, we record an impairment charge when a property's fair value is less than its net book value. We test for impairment in several situations, including when current or projected cash flows are less than historical cash flows, when it becomes more likely than not that a hotel will be sold before the end of its previously estimated useful life, as well as whenever an asset is classified as "held for sale" or events or changes in circumstances indicate that a hotel's net book value may not be recoverable. In the evaluation of the impairment of our hotels, we make many assumptions and estimates, including:

- projected cash flows
- holding period
- expected useful life
- future capital expenditures
- fair values, including consideration of capitalization rates, discount rates and comparable selling prices.

Changes in these estimates, assumptions, future changes in economic conditions, or property-level results could require us to record additional impairment charges, which would be reflected in operations in the future.

- ***Classification of Assets as "Held for Sale."*** Our policy for the classification of a hotel as held for sale is intended to ensure that the sale of the asset is probable, will be completed within one year and that actions required to complete the sale are unlikely to change or that the planned sale will be withdrawn. This policy is consistent with our experience with real estate transactions under which the timing and final terms of a sale are frequently not known until purchase agreements are executed, the buyer has a significant deposit at risk and no financing contingencies exist which could prevent the transaction from being completed in a timely manner. Specifically, we will typically classify properties that we are actively marketing as held for sale when all of the following conditions are met:

  - our Board of Directors has approved the sale (to the extent the dollar amount of the sale requires Board approval);
  - a binding agreement to purchase the property has been signed;
  - the buyer has committed a significant amount of non-refundable cash; and
  - no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner.

  To the extent a property is classified as held for sale and its fair value less selling costs is lower than the net book value of the property, we will record an impairment loss. See the discussion above concerning the use of estimates and judgments in determining fair values for impairment tests.

- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets and amortization expense for leasehold improvements is the shorter of the lease term or the estimated useful life of the related assets. The lives of the assets are based on a number of assumptions including cost and timing of capital expenditures to maintain and refurbish the assets, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income (loss) or the gain or loss on the sale of any of our hotels.

- ***Valuation of Deferred Tax Assets.*** We have approximately $97 million, net of a valuation allowance of $22 million, of consolidated deferred tax assets as of December 31, 2006. The objective of financial accounting and reporting standards for income taxes is to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in a company's financial statements or tax returns. We have considered various factors, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies in determining a valuation allowance for our deferred tax assets, and we believe that it is more likely than not that we will be able to realize the $97 million of deferred tax assets in the future. When a determination is made that all, or a portion, of the deferred tax assets may not be realized, an increase in income tax expense would be recorded in that period.

- ***Valuation of Derivative Contracts.*** We had three interest rate swap agreements which were terminated during 2006. Our interest rate swap agreements were designated as fair value hedges, as described in Note 1 to our consolidated financial statements. We also have an interest rate cap agreement that is fair valued each quarter and the increase or decrease in fair value is recorded in net income (loss). We estimate the fair value of these instruments through the use of third party valuations, which utilize the market standard methodology of netting the discounted future cash receipts and the discounted expected cash payments. The variable cash flow streams are based on an expectation of future interest and exchange rates derived from observed market interest and exchange rate curves. The values of these instruments will change over time as cash receipts and payments are made and as market conditions change. Any event that impacts the level of actual and expected future interest or exchange rates will impact our valuations. The fair value of our derivatives is likely to fluctuate from year to year based on changing levels of interest and exchange rates and shortening terms to maturity. The fair value of the interest rate cap at December 31, 2006 and its effect on net income was immaterial during 2006.

- ***Stock Compensation.*** We recognize costs resulting from our share-based payment transactions in our financial statements over their vesting periods. We classify share-based payment awards granted in exchange for employee services as either equity classified awards or liability classified awards. The classification of our restricted stock awards as either an equity award or a liability award is primarily based upon cash settlement options. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. The value of these restricted stock awards, less estimated forfeitures, is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for awards for which employees do not render the requisite service. All restricted stock awards to senior executives have been classified as liability awards, primarily due to settlement features that allow the recipient to have a percentage of the restricted stock awards withheld to meet tax requirements in excess of the statutory minimum withholding. Restricted stock awards to our upper-middle management have been classified as equity awards as these awards do not have the optional tax withholding feature.

We utilize a simulation, or Monte Carlo, model to determine the fair value of our restricted stock awards classified as liability awards. The utilization of this model requires us to make certain estimates related to the volatility of the share price of our common stock, risk-free interest rates, the risk profile of our common shares compared to our peer group and the amount of our awards expected to be forfeited. We have recorded approximately $33 million of compensation expense related to our share-based payment awards during 2006.

- ***Consolidation Policies.*** Judgment is required with respect to the consolidation of partnership and joint venture entities in the evaluation of control, including assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests that are not controllable through voting interests. Currently, we have investments in entities that own hotel properties and other investments which we record using the equity method of accounting. These entities are considered to be voting interest entities. The debt on these investments is non-recourse to us and the effect of their operations on our results of operations is not material. While we do not believe we are required to consolidate any of our current partnerships or joint ventures, if we were required to do so, then all of the results of operations and the assets and liabilities would be included in our financial statements.

Application of New Accounting Standards

In July 2006, the FASB issued FASB Interpretation Number 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes*. We will adopt the provisions of this statement beginning in the first quarter of 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an increase to the opening balance of retained earnings on January 1, 2007 of approximately $11 million.

Comparable Hotels Operating Statistics

We discuss operating results for our hotels on a comparable basis. Comparable hotels are those properties that we have owned for the entirety of the reporting periods being compared. Comparable hotels do not include the results of properties acquired or sold, or that incurred significant property damage and business interruption or large scale capital improvements during these periods. The following discussion is of the sales results of our comparable hotels considering the mix of business (i.e. transient, group or contract), property type (i.e. urban, suburban, resort/convention or airport) and geographic region. See "Comparable Hotel Operating Statistics" for a complete description of our comparable hotels and further detail on these classifications. We also discuss the sales results of our hotels considering the mix of business (i.e., transient, group or contract).

We present certain operating statistics (i.e., RevPAR, average daily rate and average occupancy) and operating results (revenues, expenses and adjusted operating profit) for the periods included in this report on a comparable hotel basis. We define our comparable hotels as properties (i) that are owned or leased by us and the operations of which are included in our consolidated results, whether as continuing operations or discontinued operations for the entirety of the reporting periods being compared and (ii) that have not sustained substantial property damage or business interruption, or undergone large-scale capital projects during the reporting periods being compared.

Of the 128 hotels that we owned on December 31, 2006, 95 have been classified as comparable hotels. The operating results of the following hotels that we owned as of December 31, 2006 are excluded from comparable hotel results for these periods:

- Marriott Mountain Shadows Resort and Golf Club (closed September 2004 and sold in the first quarter of 2007);
- The Westin Kierland Resort & Spa (acquired in September 2006);
- The 27 hotels acquired from Starwood on April 10, 2006 that we consolidated as of December 31, 2006 (three of which were sold in the first quarter of 2007);
- Newport Beach Marriott Hotel & Spa (major renovation completed December 2005);
- Hyatt Regency Washington on Capitol Hill, Washington, D.C. (acquired in September 2005);
- Atlanta Marriott Marquis (major renovation started August 2005); and
- New Orleans Marriott (property damage and business interruption from Hurricane Katrina in August 2005).

Additionally, the operating results of the 12 hotels we disposed of in 2006 and 2005 also are not included in comparable hotel results for the periods presented herein. Moreover, because these statistics and operating results are for our hotel properties, they exclude results for our non-hotel properties and other real estate investments.

We evaluate the operating performance of our comparable hotels based on both geographic region and property type. These divisions are generally consistent groupings generally recognized in the lodging industry.

Geographic regions consist of the following (only states in which we own hotels are listed):

- Pacific—California, Hawaii, Oregon and Washington;
- Mountain—Arizona and Colorado;
- North Central—Illinois, Indiana, Michigan, Minnesota, Missouri and Ohio;
- South Central—Louisiana, Tennessee and Texas;
- New England—Connecticut, Massachusetts and New Hampshire;
- Mid-Atlantic—Pennsylvania, New Jersey and New York;
- DC Metro—Maryland, Virginia and Washington, D.C.;
- Atlanta—Georgia and North Carolina;
- Florida—Florida; and
- International—Canada, Mexico and Chile.

Property types consist of the following:

- Urban—Hotels located in primary business districts of major cities;
- Suburban—Hotels located in office parks or smaller secondary markets;
- Resort/convention—Hotels located in resort/convention destinations such as Florida, Hawaii and Southern California; and
- Airport—Hotels located at or near airports.

Reporting Periods

For Consolidated Statement of Operations. The results we report are based on results of our hotels reported to us by our hotel managers. Our hotel managers use different reporting periods. Marriott, the manager of a significant percentage of our properties, uses a year ending on the Friday closest to December 31 and reports twelve weeks of operations for the first three quarters and sixteen or seventeen weeks for the fourth quarter of the year for its Marriott-managed hotels. In contrast, other managers of our hotels, such as Hyatt and Starwood, report results on a monthly basis. Host, as a REIT, is required by federal income tax law to report results on a calendar year. As a result, we elected to adopt the reporting periods used by Marriott modified so that our fiscal year always ends on December 31 to comply with REIT rules. Our first three quarters of operations end on the same day as Marriott but our fourth quarter ends on December 31 and our full year results, as reported in our statement of operations, always includes the same number of days as the calendar year.

Two consequences of the reporting cycle we have adopted are: (1) quarterly start dates will usually differ between years, except for the first quarter which always commences on January 1, and (2) our first and fourth quarters of operations and year-to-date operations may not include the same number of days as reflected in prior years. For example, set forth below are the quarterly start and end dates for 2007, 2006 and 2005. Note that the second and third quarters of each year both reflect twelve weeks of operations. In contrast, the first and fourth quarters reflect differing days of operations.

	2007		2006		2005	
	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS
First Quarter	January 1–March 23	82	January 1–March 24	83	January 1–March 25	84
Second Quarter	March 24–June 15	84	March 25–June 16	84	March 26–June 17	84
Third Quarter	June 16–September 7	84	June 17–September 8	84	June 18–September 9	84
Fourth Quarter	September 8–December 31	115	September 9–December 31	114	September 10–December 31	113

While the reporting calendar we adopted is more closely aligned with the reporting calendar used by Marriott, another consequence of our calendar is we are unable to report the month of operations that ends after our fiscal quarter-end until the following quarter because our hotel managers using a monthly reporting period do not make mid-month results available to us. Hence, the month of operation that ends after our fiscal quarter-end is included in our quarterly results of operations in the following quarter for those hotel managers (covering approximately 44% (based on total revenues) of our hotels). As a result, our quarterly results of operations include results from hotel managers reporting results on a monthly basis as follows: first quarter (January, February), second quarter (March to May), third quarter (June to August) and fourth quarter (September to December). While this does not affect full year results, it does affect the reporting of quarterly results.

For Hotel Operating Statistics and Comparable Hotel Results. In contrast to the reporting periods for our consolidated statement of operations, our hotel operating statistics (i.e., RevPAR, average daily rate and average occupancy) and our comparable hotel results are always reported based on the reporting cycle used by Marriott for our Marriott-managed hotels. This facilitates year-to-year comparisons, as each reporting period will be comprised of the same number of days of operations as in the prior year (except in the case of fourth quarters comprised of seventeen weeks (such as fiscal year 2002) versus sixteen weeks). This means, however, that the reporting periods we use for hotel operating statistics and our comparable hotel results may differ slightly from the reporting periods used for our statements of operations for the first and fourth quarters and the full year. Set forth below are the quarterly start and end dates that are used for our hotel operating statistics and comparable hotel results reported herein. Results from hotel managers reporting on a monthly basis are included in our operating statistics and comparable hotel results consistent with their reporting in our consolidated statement of operations.

Hotel Result Reporting Periods for Operating Statistics and Comparable Hotel Results—for Marriott Managed Properties

	2007		2006		2005	
	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS	START-END DATES	NO. OF DAYS
First Quarter	December 30–March 23	84	December 31–March 24	84	January 1–March 25	84
Second Quarter	March 24–June 15	84	March 25–June 16	84	March 26–June 17	84
Third Quarter	June 16–September 7	84	June 17–September 8	84	June 18–September 9	84
Fourth Quarter	September 8–December 28	112	September 9–December 29	112	September 10–December 30	112

NON-GAAP FINANCIAL MEASURES

We use certain "non-GAAP financial measures," which are measures of our historical financial performance that are not calculated and presented in accordance with GAAP, within the meaning of applicable SEC rules. They are as follows: (i) Funds From Operations (FFO) per diluted share, and (ii) Comparable Hotel Operating Results. The following discussion defines these terms and presents why we believe they are useful measures of our performance.

FFO Per Diluted Share

We present FFO per diluted share as a non-GAAP measure of our performance in addition to our earnings per share (calculated in accordance with GAAP). We calculate FFO per diluted share for a given operating period as our FFO (defined as set forth below) for such period divided by the number of fully diluted shares outstanding during such period. The National Association of Real Estate Investment Trusts (NAREIT) defines FFO as net income (calculated in accordance with GAAP) excluding gains (or losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization and adjustments for unconsolidated partnerships and joint ventures. FFO is presented on a per share basis after making adjustments for the effects of dilutive securities, including the payment of preferred stock dividends, in accordance with NAREIT guidelines.

We believe that FFO per diluted share is a useful supplemental measure of our operating performance and that presentation of FFO per diluted share, when combined with the primary GAAP presentation of earnings per share, provides beneficial information to investors. By excluding the effect of real estate depreciation, amortization and gains and losses from sales of real estate, all of which are based on historical cost accounting and which may be of lesser significance in evaluating current performance, we believe that such measure can facilitate comparisons of operating performance between periods and between other REITs, even though FFO per diluted share does not represent an amount that accrues directly to holders of our common stock. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. As noted by NAREIT in its April 2002 "White Paper on Funds From Operations," since real estate values have historically risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the definition of FFO in order to promote an industry-wide measure of REIT operating performance.

We calculate FFO per diluted share, in accordance with standards established by NAREIT, which may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or calculate FFO per diluted share in accordance with NAREIT guidance. In addition, although FFO per diluted share is a useful measure when comparing our results to other REITs, it may not be helpful to investors when comparing us to non-REITs. This information should not be considered as an alternative to net income, operating profit, cash from operations, or any other operating performance measure prescribed by GAAP. Cash expenditures for various long-term assets (such as renewal and replacement capital expenditures) and other items have been and will be incurred and are not reflected in the FFO per diluted share presentations. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations and cash flows include depreciation, capital expenditures and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures. Additionally, FFO per diluted share should not be considered as a measure of our liquidity or indicative of funds available to fund our cash needs, including our ability to make cash distributions. In addition, FFO per diluted share does not measure, and should not be used as a measure of, amounts that accrue directly to our stockholders' benefit.

The following tables provide a reconciliation of net income available to common shareholders per share to FFO per diluted share:

Reconciliation of Net Income Available to Common Stockholders to Funds From Operations per Diluted Share

	YEAR ENDED DECEMBER 31,					
	2006			2005		
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	INCOME	SHARES	PER SHARE AMOUNT	INCOME	SHARES	PER SHARE AMOUNT
Net income available to common stockholders	**$718**	**481.8**	**$1.49**	$135	353.0	$ .38
Adjustments:						
Gain on dispositions, net	**(416)**	—	**(.87)**	(60)	—	(.17)
Amortization of deferred gains	**(1)**	—	—	(8)	—	(.02)
Depreciation and amortization	**462**	—	**.96**	371	—	1.05
Partnership adjustments	**34**	—	**.07**	10	—	.03
FFO of minority partners of Host LP	**(30)**	—	**(.06)**	(24)	—	(.07)
Adjustments for dilutive securities:						
Assuming distribution of common shares granted under the comprehensive stock plan less shares assumed purchased at average market price	—	**2.0**	**(.01)**	—	2.5	(.01)
Assuming conversion of Exchangeable Senior Debentures	**19**	**29.0**	**(.05)**	19	28.1	(.04)
Assuming conversion of Convertible Subordinated Debentures	**2**	**1.9**	—	32	30.9	—
FFO per diluted share[b][c]	**$788**	**514.7**	**$1.53**	$475	414.5	$1.15

[a] FFO per diluted share in accordance with NAREIT is adjusted for the effects of dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, convertible debt securities and other minority interests that have the option to convert their limited partnership interest to common OP units. No effect is shown for securities if they are anti-dilutive.

[b] FFO per diluted share and earnings per diluted share for certain periods presented were significantly affected by certain transactions, the effect of which is shown in the table below (in millions, except per share amounts):

	YEAR ENDED DECEMBER 31,			
	2006		2005	
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NET INCOME	FFO	NET INCOME	FFO
Non-recurring Starwood acquisition costs[1]	**$ (17)**	**$ (17)**	$ —	$ —
Senior notes redemptions and debt prepayments[2]	**(22)**	**(22)**	(34)	(34)
Preferred stock redemptions[3]	**(8)**	**(8)**	(4)	(4)
Gain on sale of CBM Joint Venture LLC interest[4]	—	—	41	—
Gain on hotel dispositions	**416**	—	19	—
Minority interest benefit (expense)[5]	**(14)**	**2**	(1)	2
Total	**$355**	**$ (45)**	$ 21	$ (36)
Per diluted share	**$ .73**	**$(.09)**	$.06	$(.08)

[1] Represents non-recurring costs incurred in conjunction with the acquisition of the Starwood portfolio that are required to be expensed under GAAP, including start-up costs, bridge loan fees and expenses and the Company's portion of a foreign currency hedge loss by the European Joint Venture as the venture hedged a portion of its initial investment for the acquisition of six of its European hotels.

[2] Represents call premiums, the acceleration of original issue discounts and deferred financing costs, the termination costs of interest rate swaps, as well as incremental interest during the call or prepayment notice period included in interest expense in the consolidated statements of operations. We recognized these costs in conjunction with the prepayment or refinancing of senior notes and mortgages during certain periods presented.

[3] Represents the original issuance costs and incremental dividends during the redemption notice period associated with the redemption of the Class C preferred stock in 2006 and the redemption of the Class B preferred stock in 2005.

[4] Represents the gain, net of tax, on the sale of 85% of our interest in CBM Joint Venture LLC.

[5] Represents the portion of the significant transactions attributable to minority partners in Host LP.

Comparable Hotel Operating Results

We present certain operating results for our hotels, such as hotel revenues, expenses, and adjusted operating profit, on a comparable hotel, or "same store" basis as supplemental information for investors. Our comparable hotel operating results present operating results for hotels owned during the entirety of the periods being compared without giving effect to any acquisitions or dispositions, significant property damage or large scale capital improvements incurred during these periods. We present these comparable hotel operating results by eliminating corporate-level costs and expenses related to our capital structure, as well as depreciation and amortization. We eliminate corporate-level costs and expenses to arrive at property-level results because we believe property-level results provide investors with more specific insight into the ongoing operating performance of our hotels. We eliminate depreciation and amortization, because even though depreciation and amortization are property-level expenses, these non-cash expenses, which are based on historical cost accounting for real estate assets, implicitly assume that the value of real estate assets diminishes predictably over time. As noted earlier, because real estate values historically have risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.

As a result of the elimination of corporate-level costs and expenses and depreciation and amortization, the comparable hotel operating results we present do not represent our total revenues, expenses or operating profit and these comparable hotel operating results should not be used to evaluate our performance as a whole. Management compensates for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our consolidated statements of operations include such amounts, all of which should be considered by investors when evaluating our performance.

We present these hotel operating results on a comparable hotel basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners. In particular, these measures assist management and investors in distinguishing whether increases or decreases in revenues and/or expenses are due to growth or decline of operations at comparable hotels (which represent the vast majority of our portfolio) or from other factors, such as the effect of acquisitions or dispositions. While management believes that presentation of comparable hotel results is a "same store" supplemental measure that provides useful information in evaluating our ongoing performance, this measure is not used to allocate resources or assess the operating performance of these hotels, as these decisions are based on data for individual hotels and are not based on comparable portfolio hotel results. For these reasons, we believe that comparable hotel operating results, when combined with the presentation of GAAP operating profit, revenues and expenses, provide useful information to investors and management.

The following table presents certain operating results and statistics for our comparable hotels for the periods presented herein:

Comparable Hotel Results

	YEAR ENDED DECEMBER 31,	
(IN MILLIONS, EXCEPT HOTEL STATISTICS)	2006	2005
Number of hotels	**95**	95
Number of rooms	**47,971**	47,971
Percent change in Comparable Hotel RevPAR	**8.5%**	—%
Comparable hotel sales		
Room	**$ 2,367**	$ 2,181
Food and beverage	**1,206**	1,132
Other	**255**	246
Comparable hotel sales[(a)]	**3,828**	3,559
Comparable hotel expenses		
Room	**555**	524
Food and beverage	**864**	835
Other	**150**	155
Management fees, ground rent and other costs	**1,228**	1,163
Comparable hotel expenses[(b)]	**2,797**	2,677
Comparable hotel adjusted operating profit	**1,031**	882
Non-comparable hotel results, net[(c)]	**286**	32
Comparable hotels classified as held for sale	**(5)**	—
Office buildings and HPT Properties, net[(d)]	**8**	5
Depreciation and amortization	**(459)**	(355)
Corporate and other expenses	**(94)**	(67)
Gain on insurance settlement for non-comparable hotels	**10**	9
Operating profit per the consolidated statements of operations	**$ 777**	$ 506

[a] The reconciliation of total revenues per the consolidated statements of operations to the comparable hotel sales is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2006	2005
Revenues per the consolidated statements of operations	$ 4,888	$3,766
Revenues of hotels classified as held for sale	20	2
Non-comparable hotel sales	(1,037)	(167)
Hotel sales for the property for which we record rental income	53	49
Rental income for office buildings and HPT Properties	(89)	(84)
Adjustment for hotel sales for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(7)	(7)
Comparable hotel sales	$ 3,828	$3,559

[b] The reconciliation of operating costs per the consolidated statements of operations to the comparable hotel expenses is as follows:

(IN MILLIONS)	YEAR ENDED DECEMBER 31, 2006	2005
Operating costs and expenses per the consolidated statements of operations	$4,111	$3,260
Operating costs of hotels classified as held for sale	15	2
Non-comparable hotel expenses	(753)	(137)
Hotel expenses for the property for which we record rental income	53	49
Rent expense for office buildings and HPT Properties	(81)	(79)
Adjustment for hotel expenses for comparable hotels to reflect Marriott's fiscal year for Marriott-managed hotels	(5)	(5)
Depreciation and amortization	(459)	(355)
Corporate and other expenses	(94)	(67)
Gain on insurance settlement for non-comparable hotels	10	9
Comparable hotel expenses	$2,797	$2,677

[c] Non-comparable hotel results, net, includes the following items: (i) the results of operations of our non-comparable hotels whose operations are included in our consolidated statements of operations as continuing operations and (ii) the difference between the number of days of operations reflected in the comparable hotel results and the number of days of operations reflected in the consolidated statements of operations.

[d] Represents rental income less rental expense for HPT Properties and office buildings.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The majority of our outstanding debt has a fixed interest rate. We use some derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings.

The table below provides information about our debt obligations that are sensitive to changes in interest rates. The table presents scheduled maturities and related weighted average interest rates by expected maturity dates.

EXPECTED MATURITY DATE ($ IN MILLIONS)	2007	2008	2009	2010	2011	THEREAFTER	TOTAL	FAIR VALUE
LIABILITIES								
DEBT:								
Fixed rate	$180	$300	$890	$515	$132	$3,523	$5,540	$5,865
Average interest rate	6.7%	6.7%	6.6%	6.8%	7.0%	7.0%		
Variable rate								
Variable rate	$ 88	$250	$ —	$ —	$ —	$ —	$ 338	$ 338
Average interest rate	7.2%	7.4%	—%	—%	—%	—%		
Total debt							$5,878	$6,203

As of December 31, 2006, approximately 94% of our debt bears interest at fixed rates. This debt structure largely mitigates the impact of changes in interest rates. Our mortgage on the JW Marriott, Washington, D.C. and our credit facility are sensitive to changes in interest rates. The interest rate on our credit facility is based on a spread over LIBOR, ranging from 2% to 3%. There was $250 million outstanding on our credit facility at December 31, 2006, $75 million of which was repaid in January 2007.

In August 2006, we exercised our option to extend the $88 million mortgage on the JW Marriott, Washington, D.C., for one year through September 2007. Additionally, we purchased an interest rate cap that caps the floating interest rate of the loan at 8.1% through September 2007. The cap represents a derivative that is marked to market each period and the gains and losses from changes in the market value of the cap are recorded in gain (loss) on foreign currency and derivative contracts. The fair value of the interest rate cap was immaterial at December 31, 2006.

During the fourth quarter of 2006, we terminated our interest rate swap agreements we had entered into in conjunction with our Series G and I senior notes. Under the agreements, we received fixed rate payments and paid floating rate payments. We designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements were recognized over the life of the agreements as an adjustment to interest expense. In connection with the redemption of the Series G and Series I senior notes, we terminated the related interest rate swap agreements and recorded the losses on the termination of the related debt instrument, which has been included in interest expense. The swaps were terminated at a cost equivalent to their fair value at the respective termination dates, or approximately $1 million for the Series I senior notes swap on December 4, 2006 and approximately $3 million for the Series G senior notes swaps on December 29, 2006. The fair values of the Series G interest rate swap and the Series I interest rate swaps were $(6) million and $1 million, respectively, at December 31, 2005.

If market rates of interest on our variable rate debt increase or decrease by 100 basis points, the change in interest expense would change future earnings and cash flows by approximately $3 million on an annual basis.

Exchange Rate Sensitivity

As we have non-U.S. operations (specifically, the ownership of hotels in Canada, Mexico, Chile and our European Joint Venture), currency exchange risk arises as a normal part of our business. To manage the currency exchange risk applicable to ownership in non-U.S. hotels, where possible, we may enter into forward or option contracts. The foreign currency exchange agreements that we have entered into in the past were strictly to hedge foreign currency risk and not for trading purposes. As of December 31, 2006, we have no outstanding foreign currency contracts.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," predict," "project," "will," "continue" and other similar terms and phrases. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks include, but are not limited to:

- national and local economic and business conditions and changes in travel patterns that will affect demand for products and services at our hotels, the level of room rates and occupancy that can be achieved by such properties and the availability and terms of financing and liquidity;
- changes in taxes and government regulations that influence or determine wages, prices, construction procedures and costs;
- our ability to maintain our properties in a first-class manner, including meeting capital expenditure requirements;
- our ability to compete effectively in areas such as access, location, quality of accommodations and room rate;
- our ability to maintain good relationships with property managers;
- operating risks associated with the hotel business;
- risks associated with the level of our indebtedness and our ability to meet covenants in our debt agreements;
- the reduction in our operating flexibility and our ability to make distributions resulting from restrictive covenants contained in our debt agreements, including the risk of default that could occur, and in the terms of our preferred stock;
- our ability to acquire or develop additional properties and the risk that potential acquisitions or developments may not perform in accordance with expectations;
- the effect of terror alerts and potential terrorist activity on travel and our ability, to recover fully under our respective existing insurance policies for terrorist acts and to maintain adequate or full replacement cost "all-risk" property insurance on our respective properties;
- government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof;
- the effects of tax legislative action;
- our ability and each of the real estate investment trust, or REIT, entities acquired or established by us in the Starwood acquisition to continue to satisfy complex rules to qualify as REITs for federal income tax purposes, Host LP's ability to satisfy the rules to maintain its status as a partnership for federal income tax purposes, the ability of certain of our subsidiaries to maintain their status as taxable REIT subsidiaries for federal income tax purposes and our ability and the ability of our subsidiaries, and similar entities acquired or established by us in the Starwood acquisition, to operate effectively within the limitations imposed by these rules;
- the effect of any rating agency downgrades on the cost and availability of new debt financings; and
- the relatively fixed nature of property-level operating costs and expenses for us.

Although we believe that the expectations reflected in any of our forward-looking statements are based upon reasonable assumptions, any of these assumptions could prove to be inaccurate and the forward-looking statement based on these assumptions could be incorrect, and actual results could differ materially from those projected or assumed. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. Accordingly, our forward-looking statements are qualified in their entirety by reference to the factors described under the heading "Risk Factors" in our filings with the Securities & Exchange Commission.

All future written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we became aware of, after the date of this Annual Report.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2006 AND 2005 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005
ASSETS		
Property and equipment, net	**$10,584**	$7,434
Assets held for sale	**96**	73
Due from managers	**51**	41
Investments in affiliates	**160**	41
Deferred financing costs, net	**60**	63
Furniture, fixtures and equipment replacement fund	**100**	90
Other	**199**	157
Restricted cash	**194**	162
Cash and cash equivalents	**364**	184
Total assets	**$11,808**	$8,245
LIABILITIES AND STOCKHOLDERS' EQUITY		
Debt		
Senior notes, including $495 million and $493 million, net of discount, of Exchangeable Senior Debentures, respectively	**$ 3,526**	$3,050
Mortgage debt	**2,014**	1,823
Credit facility	**250**	20
Convertible Subordinated Debentures	**—**	387
Other	**88**	90
Total debt	**5,878**	5,370
Accounts payable and accrued expenses	**243**	165
Other	**252**	148
Total liabilities	**6,373**	5,683
Interest of minority partners of Host Hotels & Resorts, L.P.	**185**	119
Interest of minority partners of other consolidated partnerships	**28**	26
Stockholders' equity		
Cumulative redeemable preferred stock (liquidation preference $100 million and $250 million, respectively), 50 million shares authorized; 4.0 million and 10.0 million shares issued and outstanding, respectively	**97**	241
Common stock, par value $.01, 750 million shares authorized; 521.1 million shares and 361.0 million shares issued and outstanding, respectively	**5**	4
Additional paid-in capital	**5,680**	3,080
Accumulated other comprehensive income	**25**	15
Deficit	**(585)**	(923)
Total stockholders' equity	**5,222**	2,417
Total liabilities and stockholders' equity	**$11,808**	$8,245

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005	2004
REVENUES			
Rooms	**$2,989**	$2,257	$2,034
Food and beverage	**1,479**	1,155	1,091
Other	**301**	243	225
Total hotel sales	**4,769**	3,655	3,350
Rental income	**119**	111	106
Other income	**—**	—	1
Total revenues	**4,888**	3,766	3,457
EXPENSES			
Rooms	**707**	543	503
Food and beverage	**1,067**	854	816
Hotel departmental expenses	**1,202**	1,000	930
Management fees	**228**	166	137
Other property-level expenses	**367**	284	282
Depreciation and amortization	**459**	355	336
Corporate and other expenses	**94**	67	67
Gain on insurance settlement	**(13)**	(9)	(3)
Total operating costs and expenses	**4,111**	3,260	3,068
OPERATING PROFIT	**777**	506	389
Interest income	**33**	21	11
Interest expense	**(450)**	(443)	(483)
Net gains on property transactions	**1**	80	17
Gain (loss) on foreign currency and derivative contracts	**—**	2	(6)
Minority interest expense	**(41)**	(16)	(4)
Equity in losses of affiliates	**(6)**	(1)	(16)
INCOME (LOSS) BEFORE INCOME TAXES	**314**	149	(92)
(Provision for) benefit from income taxes	**(5)**	(24)	10
INCOME (LOSS) FROM CONTINUING OPERATIONS	**309**	125	(82)
Income from discontinued operations.	**429**	41	82
NET INCOME (LOSS)	**738**	166	—
Less: Dividends on preferred stock	**(14)**	(27)	(37)
Issuance costs of redeemed preferred stock	**(6)**	(4)	(4)
NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS	**$ 718**	$ 135	$ (41)
BASIC EARNINGS (LOSS) PER COMMON SHARE:			
Continuing operations	**$ .60**	$ .26	$ (.36)
Discontinued operations	**.89**	.12	.24
BASIC EARNINGS (LOSS) PER COMMON SHARE	**$ 1.49**	$ .38	$ (.12)
DILUTED EARNINGS (LOSS) PER COMMON SHARE:			
Continuing operations	**$ .60**	$ .26	$ (.36)
Discontinued operations	**.88**	.12	.24
DILUTED EARNINGS (LOSS) PER COMMON SHARE:	**$ 1.48**	$ .38	$ (.12)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

AND COMPREHENSIVE INCOME (LOSS)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN MILLIONS)

SHARES OUTSTANDING PREFERRED	COMMON		PREFERRED STOCK	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	COMPREHENSIVE INCOME (LOSS)
14.1	321.4	Balance, December 31, 2003	$339	$3	$2,617	$(851)	$28	
—	—	Net loss	—	—	—	—	—	$ —
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	(15)	(15)
—	—	Foreign currency forward contracts	—	—	—	—	1	1
—	—	Unrealized loss on HMS Host common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive loss						$ (15)
—	2.4	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	29	—	—	
—	—	Dividends on common stock	—	—	—	(19)	—	
—	—	Dividends on preferred stock	—	—	—	(37)	—	
—	2.6	Redemptions of limited partner interests for common stock	—	—	14	—	—	
4.0	—	Issuance of Class E Preferred Stock	98	—	—	—	—	
(4.1)	—	Redemption of Class A Preferred Stock	(100)	—	—	(4)	—	
—	25.0	Issuance of common stock	—	—	301	—	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	(8)	—	—	
14.0	351.4	Balance, December 31, 2004	337	3	2,953	(911)	13	
—	—	Net income	—	—	—	166	—	$166
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	3	3
—	—	Unrealized loss on HMS Host common stock to net income	—	—	—	—	(1)	(1)
—	—	Comprehensive income						$168
—	1.7	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	20	—	—	
—	—	Dividends on common stock	—	—	—	(147)	—	
—	—	Dividends on preferred stock	—	—	—	(27)	—	
—	1.1	Redemptions of limited partner interests for common stock	—	—	7	—	—	
(4.0)	—	Redemption of Class B Preferred Stock	(96)	—	—	(4)	—	
—	6.8	Issuance of common stock	—	1	102	—	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	(2)	—	—	
10.0	361.0	Balance, December 31, 2005	241	4	3,080	(923)	15	
—	—	Net income	—	—	—	738	—	$738
—	—	Other comprehensive income (loss):						
		Foreign currency translation adjustment	—	—	—	—	10	10
—	—	Comprehensive income						$748
—	1.5	Common stock issued for the comprehensive stock and employee stock purchase plans	—	—	25	—	—	
—	—	Dividends on common stock	—	—	—	(380)	—	
—	—	Dividends on preferred stock	—	—	—	(14)	—	
—	1.1	Redemptions of limited partner interests for common stock	—	—	8	—	—	
(6.0)	—	Redemption of Class C Preferred Stock	(144)	—	—	(6)	—	
—	157.5	Issuance of common stock	—	1	2,624	—	—	
—	—	Minority interest liability adjustment for third party OP unitholders	—	—	(57)	—	—	
4.0	521.1	Balance, December 31, 2006	$ 97	$5	$5,680	$(585)	$25	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (IN MILLIONS)	2006	2005	2004
OPERATING ACTIVITIES			
Net income (loss)	**$ 738**	$ 166	$ —
Adjustments to reconcile to cash provided by operations:			
Discontinued operations:			
Gain on dispositions	**(418)**	(19)	(52)
Depreciation	**4**	18	30
Depreciation and amortization	**459**	355	336
Amortization of deferred financing costs	**15**	14	16
Deferred income taxes	**(5)**	17	(20)
Net gains on property transactions	**(1)**	(75)	(5)
(Gain) loss on foreign currency and derivative contracts	**—**	(2)	6
Equity in losses of affiliates	**6**	1	16
Distributions from equity investments	**3**	2	6
Minority interest expense	**41**	16	4
Change in due from managers	**(11)**	8	(15)
Change in accrued interest payable	**(18)**	7	9
Changes in other assets	**18**	1	20
Changes in other liabilities	**50**	5	19
Cash provided by operating activities	**881**	514	370
INVESTING ACTIVITIES			
Proceeds from sales of assets, net	**780**	122	246
Proceeds from the sale of interest in CBM Joint Venture, LLC, net of expenses	**—**	90	—
Acquisitions	**(270)**	(284)	(503)
Starwood acquisition, net of cash acquired	**(750)**	—	—
Deposits for hotel acquisitions	**(1)**	—	—
Investment in affiliates	**(78)**	—	—
Capital expenditures:			
Renewals and replacements	**(275)**	(242)	(207)
Repositionings and other investments	**(255)**	(107)	(44)
Change in furniture, fixtures & equipment (FF&E) reserves	**(12)**	(1)	2
Change in restricted cash designated for FF&E reserves	**(16)**	8	(5)
Note receivable collections	**—**	—	47
Other	**22**	(17)	(47)
Cash used in investing activities	**(855)**	(431)	(511)
FINANCING ACTIVITIES			
Financing costs	**(27)**	(12)	(16)
Issuances of debt	**1,412**	650	837
Credit facility, repayments and draws, net	**230**	20	—
Debt prepayments	**(913)**	(631)	(1,230)
Prepayment of Canadian currency forward contracts	**—**	(18)	—
Scheduled principal repayments	**(59)**	(58)	(61)
Issuances of common stock	**—**	—	301
Issuances of cumulative redeemable preferred stock, net	**—**	—	98
Redemption of cumulative redeemable preferred stock	**(150)**	(100)	(104)
Dividends on common stock	**(291)**	(102)	(19)
Dividends on preferred stock	**(18)**	(30)	(37)
Distributions to minority interests	**(19)**	(10)	(7)
Change in restricted cash other than FF&E replacement	**(11)**	45	(38)
Cash provided by (used in) financing activities	**154**	(246)	(276)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**180**	(163)	(417)
CASH AND CASH EQUIVALENTS, beginning of year	**184**	347	764
CASH AND CASH EQUIVALENTS, end of year	**$ 364**	$ 184	$ 347

See Notes to Consolidated Financial Statements

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

During 2006 and 2005, we issued approximately 24.0 million shares and 6.8 million shares, respectively, upon the conversion of 7.4 million and 2.1 million convertible subordinated debentures, respectively. The debentures that were converted during 2006 and 2005 were valued at $368 million and $105 million, respectively. No debentures were converted in 2004.

During 2006, 2005 and 2004, we issued approximately 1.1 million, 1.1 million and 2.6 million shares, respectively, upon the conversion of Host LP units, or OP units, held by minority partners valued at $21.8 million, $19 million and $35 million, respectively.

On September 1, 2006, we acquired the Westin Kierland Resort & Spa in Scottsdale, Arizona for approximately $393 million, including the assumption of $135 million of mortgage debt with a fair value of $133 million.

On May 2, 2006, we contributed the Sheraton Warsaw Hotel & Towers, which we acquired on April 10, 2006 for approximately $59 million, along with cash to the European Joint Venture in exchange for a 32.1% general and limited partnership interest. See Note 12 for additional information.

On April 10, 2006, we acquired 28 hotels from Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") for a purchase price of approximately $3.1 billion. The total consideration included the issuance of $2.27 billion in equity (133.5 million shares of our common stock) and the assumption of $77 million of mortgage debt, which had a fair value of $86 million on April 10, 2006.

On January 6, 2005, we sold the Hartford Marriott at Farmington for a purchase price of approximately $25 million, including the assumption of approximately $20 million of mortgage debt by the buyer.

On January 3, 2005, we transferred $47 million of preferred units of Vornado Realty Trust, which we had purchased on December 30, 2004, in redemption of a minority partner's interest in a consolidated partnership.

On September 22, 2004, we acquired the Scottsdale Marriott at McDowell Mountains, for a purchase price of approximately $58 million, including the assumption of approximately $34 million in mortgage debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On April 17, 2006, the Company changed its name from Host Marriott Corporation to Host Hotels & Resorts, Inc., or Host, a Maryland corporation, operating through an umbrella partnership structure. Host is primarily the owner of hotel properties. We operate as a self-managed and self-administered real estate investment trust, or REIT, with our operations conducted solely through an operating partnership, Host Hotels & Resorts, L.P. (formerly known as Host Marriott, L.P.), or Host LP and its subsidiaries. We are the sole general partner of Host LP and as of this date, own approximately 96.5% of the partnership interests, which are referred to as OP units.

As of December 31, 2006, we owned, or had controlling interests in, 128 luxury and upper upscale, hotel lodging properties located throughout the United States, Toronto and Calgary, Canada, Mexico City, Mexico and Santiago, Chile operated primarily under the Marriott®, Ritz-Carlton®, Hyatt®, Fairmont®, Four Seasons®, Hilton®, Westin® Sheraton®, W®, St. Regis® and Luxury Collection® brand names.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and controlled affiliates. We consolidate entities (in the absence of other factors determining control) when we own over 50% of the voting shares of another company or, in the case of partnership investments, when we own a majority of the general partnership interest. The control factors we consider include the ability of minority stockholders or other partners to participate in or block management decisions. Additionally, if we determine that we are an owner in a variable interest entity and that our variable interest will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both, then we will consolidate the entity. All material intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less at the date of purchase to be cash equivalents.

Restricted Cash

Restricted cash includes reserves for debt service, real estate taxes, insurance, furniture and fixtures, as well as cash collateral and excess cash flow deposits due to mortgage debt agreement restrictions and provisions. For purposes of the statement of cash flows, changes in restricted cash that are used for furniture, fixture and equipment reserves controlled by our lenders will be shown as an investing activity. The remaining changes in restricted cash are the direct result of restrictions under our loan agreements, and as such, will be reflected in cash from financing activities.

The following table represents our restricted cash balances as of December 31, 2006 and 2005, which are restricted as a result of lender requirements:

(IN MILLIONS)	2006	2005
Debt service	**$ 32**	$ 31
Real estate taxes	**29**	26
Insurance	**2**	2
Cash collateral	**15**	33
Excess cash flow requirements	**7**	7
Furniture, fixtures and equipment reserves controlled by lenders	**70**	53
Special projects reserve	**29**	3
Other	**10**	7
Total	**$194**	$162

Property and Equipment

Property and equipment is recorded at cost. For newly developed properties, cost includes interest and real estate taxes incurred during development and construction. Replacements and improvements and capital leases are capitalized, while repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 40 years for buildings and three to ten years for furniture and equipment. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets.

We capitalize certain inventory (such as china, glass, silver, linen) at the time of a hotel opening, or when significant inventory is purchased (in conjunction with a major rooms renovation or when the number of rooms or meeting space at a hotel is expanded). These amounts are then fully amortized over the estimated useful life of three years. Subsequent replacement purchases are expensed when opened and placed in service. Food and beverage inventory items are recorded at the lower of FIFO cost or market and expensed as utilized.

We maintain a furniture, fixtures and equipment replacement fund for renewal and replacement capital expenditures at certain hotels, which is generally funded with approximately 5% of property revenues.

We assess impairment of our real estate properties based on whether it is probable that estimated undiscounted future cash flows from each individual property are less than its net book value. If a property is impaired, a loss is recorded for the difference between the fair value and net book value of the hotel.

We will classify a hotel as held for sale when the sale of the asset is probable, will be completed within one year and that actions to complete the sale are unlikely to change or that the sale will be withdrawn. Accordingly, we typically classify assets as held for sale when our Board of Directors has approved the sale, a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of nonrefundable cash and no significant financing contingencies exist which could prevent the transaction from being completed in a timely manner. If these criteria are met, we will record an impairment loss if the fair value less costs to sell is lower than the carrying amount of the hotel and will cease incurring depreciation. We will classify the loss, together with the related operating results, including interest expense on debt assumed by the buyer or that is required to be repaid as a result of the sale, as discontinued operations on our consolidated statement of operations and classify the assets and related liabilities as held for sale on the balance sheet. Gains on sales of properties are recognized at the time of sale or deferred and recognized as income in subsequent periods as conditions requiring deferral are satisfied or expire without further cost to us.

As a result of the adoption of FIN 47, we recognize the fair value of any liability for conditional asset retirement obligations when incurred, which is generally upon acquisition, construction, or development and/or through the normal operation of the asset, if sufficient information exists to reasonably estimate the fair value of the obligation.

Intangible Assets

In conjunction with our acquisition of hotel properties, we may identify intangible assets such as management or lease agreements that are based on legal or contractual rights that are not licensed, but can be sold, transferred, rented or exchanged separately. We record the intangible assets at their estimated fair value and amortize the balance over the life of the agreement or the associated asset, whichever is shorter.

Minority Interest

The percentage of Host LP owned by third parties is presented as interest of minority partners of Host LP in the consolidated balance sheets and was $185 million and $119 million as of December 31, 2006 and 2005, respectively. We adjust the interest of the minority partners of Host LP each period to maintain a proportional relationship between the book value of equity associated with our common stockholders relative to that of the unitholders of Host LP since Host LP units may be exchanged into common stock on a one-for-one basis. Net income is allocated to the minority partners of Host LP based on their weighted average ownership percentage during the period.

Third party partnership interests in consolidated investments of Host LP that have finite lives are included in interest of minority partners of other consolidated partnerships in the consolidated balance sheets and totaled $28 million and $26 million as of December 31, 2006 and 2005, respectively. As of December 31, 2006, none of our partnerships have infinite lives as defined in SFAS 150.

Income Taxes

We account for income taxes in accordance with SFAS 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

We have elected to be treated as a REIT under the provisions of the Internal Revenue Code and, as such, are not subject to federal income tax, provided we distribute all of our taxable income annually to our stockholders and comply with certain other requirements. In addition to paying federal and state income tax on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets. Additionally, our taxable REIT subsidiaries are subject to federal, state and foreign income tax. The consolidated income tax provision or benefit includes the income tax provision or benefit related to the operations of the taxable REIT subsidiaries, state income and franchise taxes incurred by Host and Host LP and foreign income taxes incurred by Host LP, as well as each of their respective subsidiaries.

Deferred Charges

Financing costs related to long-term debt are deferred and amortized over the remaining life of the debt.

Foreign Currency Translation

As of December 31, 2006, our foreign operations consist of four properties located in Canada, one property located in Mexico, two in Chile and an investment in a joint venture in Europe. The operations of these properties and our investment are maintained in the local currency and then translated to U.S. dollars using the average exchange rates for the period. The assets and liabilities of the properties and the investment are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in accumulated other comprehensive income.

Derivative Instruments

We are subject to exposure from interest rate fluctuations, which affect the interest payments for our variable rate debt and the fair value of our fixed rate debt. Therefore, we may purchase interest rate swaps or interest rate caps, which would be considered derivative instruments. Currently, we have interest rate caps which are considered derivative instruments. If the requirements for hedge accounting are met, amounts paid or received under these agreements are recognized over the life of the agreements as adjustments to interest expense, and the fair value of the derivatives is recorded on the accompanying balance sheet, with offsetting adjustments or charges recorded to the underlying debt. Otherwise the instruments are marked to market, and the gains and losses from the changes in the market value of the contracts are recorded in gain (loss) on foreign currency and derivative contracts. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the terminated swap. Once the related debt is repaid, gains or losses from the interest rate swap are included in that period's income statement.

We are also subject to exposure from fluctuations in foreign currencies relating to our properties located in Canada, Mexico and Chile. We may purchase currency forward contracts related to our foreign properties, which would be considered derivative instruments. Gains and losses on contracts that meet the requirements for hedge accounting are recorded on the balance sheet at fair value, with offsetting changes recorded to accumulated other comprehensive income.

Other Comprehensive Income

The components of total accumulated other comprehensive income in the balance sheet are as follows:

(IN MILLIONS)	2006	2005
Unrealized gain on HM Services common stock	$ 4	$ 4
Foreign currency translation	21	11
Total accumulated other comprehensive income	$25	$15

Revenues

Our consolidated results of operations reflect revenues and expenses of our hotels. Revenues are recognized when the services are provided.

Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders as adjusted for potentially dilutive securities, by the weighted average number of shares of common stock outstanding plus other potentially dilutive securities. Dilutive securities may include shares granted under comprehensive stock plans, those preferred OP units held by minority partners, other minority interests that have the option to convert their limited partnership interests to common OP units and convertible debt securities. No effect is shown for any securities that are anti-dilutive.

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2006 INCOME	2006 SHARES	2006 PER SHARE AMOUNT	2005 INCOME	2005 SHARES	2005 PER SHARE AMOUNT	2004 INCOME	2004 SHARES	2004 PER SHARE AMOUNT
Net income	$738	481.8	$1.53	$166	353.0	$ .47	$ —	337.3	$ —
Dividends on preferred stock	(14)	—	(.03)	(27)	—	(.08)	(37)	—	(.11)
Issuance costs of redeemed preferred stock[1]	(6)	—	(.01)	(4)	—	(.01)	(4)	—	(.01)
Basic earnings (loss) available to common stockholders	718	481.8	1.49	135	353.0	.38	(41)	337.3	(.12)
Assuming distribution of common shares granted under the comprehensive stock plan, less shares assumed purchased at average market price	—	2.0	(.01)	—	2.5	—	—	—	—
Diluted earnings (loss) available to common stockholders	$718	483.8	$1.48	$135	355.5	$ .38	$(41)	337.3	$(.12)

[1] Represents the original issuance costs associated with the Class C preferred stock in 2006, the Class B preferred stock in 2005 and the Class A preferred stock in 2004.

Accounting for Stock-Based Compensation

At December 31, 2006, we maintained two stock-based employee compensation plans, which are described more fully in Note 8. Prior to 2002, we accounted for those plans in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2002, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," or SFAS 123, and applied it prospectively to all employee awards granted, modified or settled after January 1, 2002. Awards under our employee stock option plan generally vest over four years. Therefore, the cost related to stock-based employee compensation included in the determination of net income or loss for 2005 and 2004 is less than that which would have been recognized if the fair value based method had been applied to these awards since the original effective date of SFAS 123. The adoption of SFAS 123 did not change the calculation of stock-based employee compensation costs for shares granted under our deferred stock and restricted stock plans. The following table illustrates the effect on net income (loss) and earnings (loss) per share if the fair value based method had been applied to all of our outstanding and unvested awards in each period.

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2005	2004
Net income, as reported	$166	$ —
Add: Total stock-based employee compensation expense included in reported net income, net of related tax effects	22	24
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(22)	(25)
Pro forma net income (loss)	166	(1)
Dividends on preferred stock	(27)	(37)
Issuance costs of redeemed preferred stock[1]	(4)	(4)
Pro forma net income (loss) available to common stockholders	$135	$ (42)
Earnings (loss) per share		
Basic—as reported	$ .38	$(.12)
Diluted—as reported	$ .38	$(.12)
Basic—pro forma	$ .38	$(.12)
Diluted—pro forma	$ .38	$(.12)

[1] Represents the original issuance costs associated with the Class B preferred stock in 2005 and the Class A preferred stock in 2004.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash and cash equivalents with various high credit-quality financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and limit the amount of credit exposure with any one institution.

Application of New Accounting Standards

In July 2006, the FASB issued FASB Interpretation Number 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, *Accounting for Income Taxes.* We will adopt the provisions of this statement beginning in the first quarter of 2007. The cumulative effect of applying the provisions of FIN 48 will be reported as an increase to the opening balance of retained earnings on January 1, 2007 of approximately $11 million.

Reclassifications

Certain prior year financial statement amounts have been reclassified to conform with the current year presentation.

2 PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

(IN MILLIONS)	2006	2005
Land and land improvements	**$ 1,622**	$ 864
Buildings and leasehold improvements	**10,695**	8,163
Furniture and equipment	**1,414**	1,176
Construction in progress	**166**	179
	13,897	10,382
Less accumulated depreciation and amortization	**(3,313)**	(2,948)
	$10,584	$ 7,434

3 INVESTMENTS IN AFFILIATES

We own investments in voting interest entities which we do not consolidate and, accordingly, are accounted for under the equity method of accounting. The debt of these affiliates is non-recourse to, and not guaranteed by, us. Investments in affiliates consists of the following:

	AS OF DECEMBER 31, 2006			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
HHR Euro CV	32.1%	$138	$ 819	Seven hotels located in Europe
HHR TRS CV	9.8%	1	2	Lease agreements for hotels owned by HHR Euro CV
CBM Joint Venture L.P.	3.6%	4	839	116 Courtyard hotels
Tiburon Golf Ventures, L.P.	49.0%	17	—	36-hole golf club
Other	1.0%	—	—	Three hotels
Total		$160	$1,660	

	AS OF DECEMBER 31, 2005			
(IN MILLIONS)	OWNERSHIP INTERESTS	OUR INVESTMENT	DEBT	ASSETS
Host Marriott Financial Trust	100%	$17	$ 370	$387 million of Convertible Subordinated Debentures
CBM Joint Venture L.P.	3.6%	7	841	120 Courtyard hotels
Tiburon Golf Ventures, L.P.	49%	17	—	36-hole golf club
Other	1%	—	—	Three hotels
Total		$41	$1,211	

European Joint Venture

We entered into an Agreement of Limited Partnership in March 2006, forming a joint venture, HHR Euro CV, to acquire hotels in Europe (the "European Joint Venture") with Stichting Pensioenfonds ABP, the Dutch pension fund ("ABP"), and Jasmine Hotels Pte Ltd, an affiliate of GIC Real Estate Pte Ltd ("GIC RE"), the real estate investment company of the Government of Singapore Investment Corporation Pte Ltd (GIC). We serve as the general partner for the European Joint Venture. The percentage interest of the parties in the European Joint Venture is 19.9% for ABP, 48% for GIC RE and 32.1% for Host LP (including our limited and general partner interests). The initial term of the European Joint Venture is ten years subject to two one-year extensions with partner approval. HHR Euro CV has leased six of its hotels to HHR TRS CV, whose partnership interests are owned 9.8% by Host LP (including our general and limited partner interests), 19.9% by ABP and 70.3% by GLC RE. Due to the ownership structure and the non-Host limited partners' rights to cause the dissolution and liquidation of the European Joint Venture and HHR TRS CV at any time, they are not consolidated in our financial statements. The partners in the European Joint Venture agreed to increase its aggregate size to approximately €533 million of equity, of which our total contribution is expected to be approximately €171 million, or an additional €65 million ($86 million). Additionally, after giving effect to indebtedness that the European Joint Venture would be expected to incur, its aggregate size, once all funds are invested, would be approximately €1.5 billion. As general partner, we also earn a management fee based on the amount of equity commitments and equity investments. In 2006, we recorded approximately $3 million of management fees.

Host Marriott Financial Trust

In accordance with FIN 46R, we determined Host Marriott Financial Trust (the "Trust") was a variable interest entity, which was created solely to issue 11 million shares of 6¾% convertible quarterly income preferred securities (the "Convertible Preferred Securities"). Accordingly, on January 1, 2004, we recognized the $492 million of 6¾% convertible subordinated debentures due December 2026 (the "Convertible Subordinated Debentures") issued by the Trust as debt and recognized, as an equity investment, the $17 million invested in the Trust. Additionally, we classified the related payments as interest expense on our consolidated statements of operations. During 2005 and 2006, all of the Convertible Preferred Securities were converted to common shares or were redeemed for cash and, as a result, the Trust was liquidated in the second quarter of 2006. For further information on the Trust and the Convertible Preferred Securities, see Note 4.

CBM Joint Venture LP

CBM Joint Venture Limited Partnership owns 116 Courtyard by Marriott hotels, which are operated by Marriott International pursuant to long-term management agreements. During March 2005, we sold 85% of our interest in CBM Joint Venture LLC for approximately $92 million and recorded a gain on the sale, net of taxes, of approximately $41 million. In conjunction with the sale of our interest, CBM Joint Venture LLC was recapitalized and converted into a limited partnership, CBM Joint Venture Limited Partnership with Marriott International and affiliates of Sarofim Realty Advisors. Post-recapitalization, we own a 3.6% limited partner interest. We have the right to cause CBM Joint Venture LP to redeem our remaining interest, under certain conditions, between December 2007 and December 2009. Thereafter, the general partner of CBM Joint Venture LP has the right to redeem our remaining interest.

Other Investments

We have a 49% limited partner interest in Tiburon Golf Ventures, L.P., which owns the golf club surrounding The Ritz-Carlton, Naples Golf Resort. We also own minority interests in three partnerships that directly or indirectly own three hotels. The total carrying value of these partnerships is less than $500,000, and we do not have any guarantees or commitments in relation to these partnerships.

Combined summarized balance sheet information as of December 31 for our affiliates follows:

(IN MILLIONS)	2006	2005
Property and equipment, net	**$2,508**	$1,270
Convertible Subordinated Debentures		
due from Host Hotels & Resorts, Inc.	**—**	387
Other assets	**250**	131
Total assets	**$2,758**	$1,788
Debt	**$1,660**	$ 841
Other liabilities	**191**	31
Convertible Preferred Securities	**—**	370
Equity	**907**	546
Total liabilities and equity	**$2,758**	$1,788

Combined summarized operating results for our affiliates for the years ended December 31 follows:

(IN MILLIONS)	2006	2005	2004
Total revenues	**$ 594**	$ 482	$ 441
Operating expenses			
Expenses	**(460)**	(348)	(325)
Depreciation and amortization	**(53)**	(46)	(57)
Operating profit	**81**	88	59
Interest income	**2**	33	33
Interest expense	**(60)**	(60)	(92)
Dividends on Convertible			
Preferred Securities	**(2)**	(31)	(32)
Net income (loss)	**$ 21**	$ 30	$ (32)

4 DEBT

Debt consists of the following:

	DECEMBER 31,	
(IN MILLIONS)	2006	2005
Series B senior notes, with a rate of 7⅞% due August 2008	**$ —**	$ 136
Series G senior notes, with a rate of 9¼% due October 2007[1]	**—**	236
Series I senior notes, with a rate of 9½% due January 2007[2]	**—**	451
Series K senior notes, with a rate of 7⅛% due November 2013	**725**	725
Series M senior notes, with a rate of 7% due August 2012	**347**	346
Series O senior notes, with a rate of 6⅜% due March 2015	**650**	650
Series Q senior notes, with a rate of 6¾% due June 2016	**800**	—
Series R senior notes, with a rate of 6⅞% due November 2014	**496**	—
Exchangeable Senior Debentures with a rate of 3.25% due April 2024	**495**	493
Senior notes, with an average rate of 9.7% maturing through May 2012	**13**	13
Total senior notes	**3,526**	3,050
Mortgage debt (non-recourse) secured by $3.3 billion of real estate assets, with an average interest rate of 7.5% and 7.8% at December 31, 2006 and 2005, respectively, maturing through December 2023	**2,014**	1,823
Credit facility	**250**	20
Convertible Subordinated Debentures, with a rate of 6¾% due December 2026	**—**	387
Other	**88**	90
Total debt	**$5,878**	$5,370

[1] Includes the fair value of interest rate swap agreements of $(6) million as of December 31, 2005.

[2] Includes the fair value of an interest rate swap agreement of $1 million as of December 31, 2005.

Senior Notes

General. Under the terms of our senior notes indenture, our senior notes are equal in right of payment with all of Host LP's unsubordinated indebtedness and senior to all subordinated obligations of Host LP. The face amount of our outstanding senior notes as of December 31, 2006 and 2005 was $3.5 billion and $3.1 billion, respectively. The outstanding senior notes balance as of December 31, 2006 and 2005 includes discounts of approximately $12 million and $11 million, respectively, and fair value adjustments for interest rate swap agreements of approximately $(5) million as of December 31, 2005 that are discussed in further detail below. The notes outstanding under our senior notes indenture are guaranteed by certain of our existing subsidiaries and are currently secured by pledges of equity interests in many of our subsidiaries. The guarantees and pledges ratably benefit the notes outstanding under our senior notes indenture, as well as our credit facility, certain other senior debt, and interest rate swap agreements and other hedging agreements with lenders that are parties to the credit facility. We pay interest on each series of our outstanding senior notes semi-annually in arrears at the respective annual rates indicated on the table above.

Restrictive Covenants. Under the terms of the senior notes indenture, our ability to incur indebtedness and pay dividends is subject to restrictions and the satisfaction of various conditions, including the achievement of an EBITDA-to-interest coverage ratio of at least 2.0 to 1.0 by Host LP. Effective with the redemption of Series G senior notes in December 2006, Host LP is able to make distributions to enable Host to pay dividends on its preferred stock under the senior notes indenture when the EBITDA-to-interest coverage ratio is above 1.7 to 1.0. This ratio is calculated in accordance with our senior notes indenture and excludes from interest expense items such as call premiums and deferred financing charges that are included in interest expense on our consolidated statement of operations. In addition, the calculation is based on our pro forma results for the four prior fiscal quarters giving effect to the transactions, such as acquisitions, dispositions and financings, as if they occurred at the beginning of the period. Other covenants limiting our ability to incur indebtedness and pay dividends include maintaining total indebtedness of less than 65% of adjusted total assets (using undepreciated real estate values) and secured indebtedness of less than 45% of adjusted total assets). So long as we maintain the required level of interest coverage and satisfy these and other conditions in the senior notes indenture, we may pay preferred or common dividends and incur additional debt under the senior notes indenture, including debt incurred in connection with an acquisition. Our senior notes indenture also imposes restrictions on customary matters, such as limitations on capital expenditures, acquisitions, investments, transactions with affiliates and incurrence of liens. As of December 31, 2006, we are in compliance with our senior notes covenants.

Issuances and Redemptions. During 2006 and 2005, we have had three private issuances of debt under our senior notes indentures all of which are listed below. Each of the series of senior notes has been subsequently exchanged for other series of senior notes whose terms are substantially identical in all aspects to each of the exchanged series, respectively, except that the new series are registered under the Securities Act of 1933 and are, therefore, freely transferable by the holders.

- On November 2, 2006, we issued $500 million of 6⅞% Series R senior notes maturing November 1, 2014 and received net proceeds of approximately $490 million after discounts and costs. Interest on the Series R senior notes is payable semi-annually in arrears on May 1 and November 1 beginning on May 1, 2007. We used the proceeds of the Series R senior notes to redeem our 9½% Series I senior notes and for general corporate purposes. The Series R senior notes were exchanged for Series S senior notes in February 2007.
- On April 4, 2006, we issued $800 million of 6¾% Series P senior notes maturing June 1, 2016 and received net proceeds of approximately $787 million. Interest is payable semi-annually in arrears on June 1 and December 1 beginning on December 1, 2006. We used the proceeds of the Series P senior notes for the Starwood and The Westin Kierland acquisitions, the redemption of our 7⅞% Series B senior notes and related prepayment premiums, the redemption of the $150 million 10% Class C preferred stock and accrued dividends and for general corporate purposes. The Series P senior notes were exchanged for Series Q senior notes in August 2006.
- On March 10, 2005, we issued $650 million of 6⅜% Series N senior notes maturing March 15, 2015 and received net proceeds of approximately $639 million. Interest is payable semi-annually in arrears on March 15 and September 15. We used the proceeds of the Series N senior notes for the redemption of $300 million of our 8⅜% Series E senior notes, $169 million of 7⅞% Series B senior notes and the related premiums and the repayment of $140 million of mortgage debt secured by two of our properties and for general corporate purposes. The Series N senior notes were exchanged for Series O senior notes in July 2005.

In addition to the above activity, in December 2006, we redeemed $242 million of our 9¼% Series G senior notes that were due in October 2007 with the proceeds from a draw on our credit facility and we terminated the related interest rate swap agreements. As a result of all of the above redemptions, we recorded a loss of $17 million and $30 million on the early extinguishment of debt in 2006 and 2005, respectively, which includes the payment of call premiums, the acceleration of related deferred financing fees and original issue discounts and the termination of related interest rate swap agreements.

Exchangeable Senior Debentures. On March 16, 2004, we issued $500 million of 3.25% Exchangeable Senior Debentures (the "Debentures") and received net proceeds of $484 million, after discounts, underwriting fees and expenses. The Debentures mature on April 15, 2024 and are equal in right of payment with all of our unsubordinated debt and senior to all of our subordinated obligations. Interest is payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year. We can redeem for cash all, or part of, the Debentures at any time subsequent to April 19, 2009 upon 30 days notice at the applicable redemption price as set forth in the indenture. If we elect to redeem the debentures and the trading price of our common stock exceeds the cash redemption price on a per share basis, we would expect holders to elect to exchange their debentures for shares rather than receive the cash redemption price. Holders have the right to require us to repurchase the Debentures on April 15, 2010, April 15, 2014 and April 15, 2019 at the issue price. The Debentures are currently exchangeable into shares of our common stock at a rate of 58.0682 shares for each $1,000 of principal amount of the debentures, or a total of approximately 29 million shares, which is equivalent to an exchange price of $17.22 per share of our common stock. The exchange rate is adjusted for, among other things, the payment of dividends to our common stockholders. Holders may exchange their Debentures prior to maturity under certain conditions, including at any time at which the closing sale price of our common stock is more than 120% of the exchange price per share, for at least 20 of 30 trading days. The Debentures and the common stock issuable upon exchange of the debentures have not been registered under the Securities Act and may not be offered or sold except to qualified institutional buyers, as defined.

As of September 25, 2006, holders of the debentures were able to exchange their debentures for Host common stock as the closing price for Host common stock exceeded 120% of the exchange price for 20 out of the 30 trading days during the period ending on September 25, 2006. The debentures will remain exchangeable until April 9, 2007. The debentures will remain exchangeable after April 9, 2007, if the trading price of Host common stock continues to exceed 120% of the exchange price for 20 out of the 30 trading days during the period ending on April 10, 2007, or if other conditions for exchange are satisfied.

Convertible Subordinated Debentures

As of December 31, 2005, Host Marriott Financial Trust, a wholly owned subsidiary, held approximately 7.4 million shares of 63⁄4 % convertible quarterly income preferred securities, with a liquidation preference of $50 per share (for a total liquidation amount of $370 million). The Convertible Preferred Securities represented an undivided beneficial interest in the assets of the Trust. Each of the Convertible Preferred Securities and the related Convertible Subordinated Debentures were convertible at the option of the holder into shares of our common stock.

During 2005, the holders of 2.1 million Convertible Preferred Securities, with a liquidation value of $105 million, exercised their right to convert and, as a result, we issued approximately 6.8 million shares of our common stock. Between January 1, 2006 and February 10, 2006, $368 million of Convertible Subordinated Debentures and corresponding Convertible Preferred Securities were converted into approximately 24 million common shares. On April 5, 2006, we redeemed the remaining $2 million of outstanding Convertible Subordinated Debentures held by third parties for cash.

Amended and Restated Credit Facility

On September 10, 2004, we entered into an amended and restated credit facility (the "Credit Facility") with Deutsche Bank Trust Company Americas, as Administrative Agent, Bank of America, N.A., as Syndication Agent, Citicorp North America Inc., Société Générale and Calyon New York Branch, as Co-Documentation Agents and certain other lenders. The Credit Facility provides aggregate revolving loan commitments in the amount of $575 million with an option to increase the amount of the facility by up to $100 million to the extent that any one or more lenders, whether or not currently party to the Credit Facility, commits to be a lender for such amount. The revolving loan commitment under the facility is divided into two separate tranches: (1) a Revolving Facility A tranche of $385 million and (2) a Revolving Facility B tranche of $190 million. Subject to compliance with the facility's financial covenants, amounts available for borrowing under Revolving Facility A vary depending on our leverage ratio, with $385 million being available when our leverage ratio is less than 6.5x, $300 million being available when our leverage ratio equals or exceeds 6.5x but is less than 6.75x, $150 million being available when our leverage ratio equals or exceeds 6.75x but is less than 7.0x, and no amounts being available when our leverage ratio equals or exceeds 7.0x. By contrast, the entire amount of Revolving Facility B is available for borrowing at any time that our unsecured interest coverage ratio equals or exceeds 1.5x and our leverage ratio does not exceed levels ranging from 7.5x to 7.0x. The Credit Facility also includes sub-commitments for the issuance of letters of credit in an aggregate amount of $10 million and loans to our Canadian subsidiaries in Canadian Dollars in an aggregate amount of $150 million. The Credit Facility has an initial scheduled maturity in September 2008. We have an option to extend the maturity for an additional year if certain conditions are met at the time of the initial scheduled maturity. We pay interest on borrowings under the Revolving Facility A at floating interest rates plus a margin (which, in the case of LIBOR-based borrowings, ranges from 2.00% to 3.00%) that is set with reference to our leverage ratio. Borrowings under Revolving Facility B are subject to a margin that is 0.5% higher than the corresponding margin applicable to Revolving Facility A borrowings and .75% higher when our leverage ratio is greater than 7.0x. The rate will vary based on our leverage ratio. We are required to pay a quarterly commitment fee that will vary based on the amount of unused capacity. Currently, the commitment fee is .55% on an annual basis. On December 28, 2006, we drew $250 million to redeem our 91/4% Series G senior notes. In January 2007, we repaid $75 million of the outstanding balance.

Mortgage Debt

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. As of December 31, 2006, we have 29 assets that are secured by mortgage debt with an average interest rate of 7.5%.

In connection with the acquisition of The Westin Kierland Resort & Spa, Scottsdale, Arizona, on September 1, 2006, we assumed $135 million of mortgage debt with a fair value of $133 million at the date of acquisition and an interest rate of 5.08%. Interest is payable on the first of each month and the mortgage matures on December 1, 2009.

On June 1, 2006, we repaid the $84 million mortgage debt on the Boston Marriott Copley Place. Additionally, in August 2006, we exercised the second one-year extension option under the loan agreement for the $88 million JW Marriott Washington, D.C. mortgage, which extended the maturity of the loan to September 2007.

On April 10, 2006, in connection with the Starwood transaction, we assumed a $41 million mortgage with a rate of 8.51% and a fair value of approximately $46 million secured by The Westin Tabor Center, and a mortgage of approximately $36 million with a rate of 9.21% and a fair value of approximately $40 million secured by The Westin Indianapolis. The Westin Tabor Center mortgage matures on December 11, 2023 and The Westin Indianapolis mortgage matures on March 11, 2022.

On January 10, 2006, we issued mortgage debt in the amount of $135 million Canadian Dollars ($116 million US Dollars based on the exchange rate on the date of issuance) with a fixed rate of 5.195% that is secured by our four Canadian properties. The mortgage matures on March 1, 2011.

On October 17, 2005, we retired a mortgage secured by two of our Canadian properties with the prepayment of approximately $19 million. In addition to the prepayment of the mortgage debt secured by our Canadian properties, we prepaid $140 million, with the net proceeds from the Series O senior notes, of mortgage debt secured by two of our properties and had $20 million of mortgage debt assumed by the buyer in conjunction with a property disposition in 2005.

Derivative Instruments

In connection with the mortgage debt secured by the JW Marriott, Washington, D.C., we purchased an interest rate cap with a notional amount of $88 million, which capped the floating interest rate at 8.1% for the first three years of the loan. In August 2006, we exercised our option to extend the mortgage for one year through September 2007. Additionally, we purchased a similar interest rate cap that caps the floating interest rate of the loan at 8.1% through September 2007. The cap represents a derivative that is marked to market each period and the gains and losses from changes in the market value of the cap are recorded in gain (loss) on foreign currency and derivative contracts. The fair value of the interest rate cap was immaterial at December 31, 2006 and December 31, 2005.

In connection with the issuance of our Series G and I senior notes, we had entered into interest rate swap agreements that effectively converted the senior notes to floating-rate debt. Under the swaps, we received fixed-rate payments and we made floating-rate payments based on LIBOR. We designated the interest rate swaps as fair value hedges for both financial reporting and tax purposes and the amounts paid or received under the swap agreements were recognized over the life of the agreements as an adjustment to interest expense. We recorded the changes in the fair value of the swaps and our Series G and I senior notes in the balance sheet as another asset and an increase in the respective senior notes balance, which had no income statement effect. The fair value of these interest rate swaps was $(5) million at December 31, 2005. We terminated the interest rate swap agreements for approximately $4 million in connection with the redemption of our Series G and I senior notes in December 2006.

Prior to the repayment in October 2005, the mortgage loan on our Canadian properties was denominated in U.S. dollars and the functional currency of the Canadian subsidiaries was the Canadian dollar. At the time of the origination of the loan, each of the subsidiaries entered into 60 separate forward currency contracts to buy U.S. dollars at a fixed price. These forward contracts hedged the currency exposure of converting Canadian dollars to U.S. dollars on a monthly basis to cover debt service payments, including the final balloon payment. The forward contracts represented derivatives that were marked to market each period with the gains and losses from changes in the market values of the contracts recorded in gain (loss) on foreign currency and derivative contracts. In 2005, we terminated the remaining foreign currency contracts for approximately $18 million and prepaid the remaining outstanding balance of the loan for approximately $19 million.

Aggregate Debt Maturities. Aggregate debt maturities at December 31, 2006 are as follows (in millions):

2007	$ 268
2008	550
2009	890
2010	521
2011	132
Thereafter	3,526
	5,887
Discount on senior notes	(12)
Capital lease obligations	3
	$5,878

Interest

During 2006, 2005 and 2004, we made cash interest payments of $459 million, $393 million and $419 million, respectively, which includes capitalized interest of $5 million, $5 million and $3 million, respectively, related to qualifying property construction activities. We recorded losses, which have been included in interest expense on our consolidated statements of operations, during 2006, 2005 and 2004, of approximately $17 million, $30 million and $55 million, respectively, on the early extinguishment of debt, which includes prepayment premiums, the acceleration of the related discounts and deferred financing costs and the termination of related interest rate swap agreements. Deferred financing costs amounted to $60 million and $63 million, net of accumulated amortization, as of December 31, 2006 and 2005, respectively. Amortization of deferred financing costs totaled $15 million, $14 million and $16 million in 2006, 2005 and 2004, respectively.

Amortization of property and equipment under capital leases totaled $2 million, $3 million and $2 million in 2006, 2005 and 2004, respectively, and is included in depreciation and amortization on the accompanying consolidated statements of operations.

5 STOCKHOLDERS' EQUITY

Seven hundred fifty million shares of common stock, with a par value of $0.01 per share, are authorized, of which 521.1 million and 361.0 million were outstanding as of December 31, 2006 and 2005, respectively. Fifty million shares of no par value preferred stock are authorized, with 4.0 million shares and 10.0 million shares outstanding as of December 31, 2006 and 2005, respectively.

Dividends

We are required to distribute at least 90% of our taxable income, excluding net capital gain, to qualify as a REIT. However, our policy on common dividends is generally to distribute 100% of our taxable income, including net capital gain, unless otherwise contractually restricted. For our preferred dividends, we will generally pay the quarterly dividend, regardless of the amount of taxable income, unless similarly contractually restricted. The amount of any dividends will be determined by Host's Board of Directors.

The table below presents the amount of common and preferred dividends declared per share as follows:

	2006	2005	2004
Common stock	$ .76	$ .41	$ .05
Class A preferred stock 10%	—	—	1.38
Class B preferred stock 10%	—	.87	2.50
Class C preferred stock 10%	.625	2.50	2.50
Class E preferred stock 8⅞%	2.22	2.22	1.37

Common Stock

On April 16, 2006, we also issued approximately 133.5 million common shares for the acquisition of hotels from Starwood Hotels & Resorts. See Note 12, Acquisitions—Starwood Acquisition.

During 2006 and 2005, we converted our Convertible Subordinated Debentures into approximately 24 million and 6.8 million, shares of common stock, respectively. The remainder was redeemed for $2 million in April 2006. See Note 4, Convertible Subordinated Debentures.

Preferred Stock. We currently have one class of publicly-traded preferred stock outstanding: 4,034,400 shares of 8⅞% Class E preferred stock. Holders of the preferred stock are entitled to receive cumulative cash dividends at 8⅞% per annum of the $25.00 per share liquidation preference, which are payable quarterly in arrears. After June 2, 2009, we have the option to redeem the Class E preferred stock for $25.00 per share, plus accrued and unpaid dividends to the date of redemption. The preferred stock ranks senior to the common stock and the authorized Series A junior participating preferred stock (discussed below), and at parity with each other. The preferred stockholders generally have no voting rights. Accrued preferred dividends at December 31, 2006 and 2005 were approximately $2 million and $6 million, respectively.

During 2006, 2005 and 2004, we redeemed, at par, all of our then outstanding shares of Class C, B and A cumulative preferred stock, respectively. The fair value of the preferred stock (which was equal to the redemption price) exceeded the carrying value of the Class C, B and A preferred stock by approximately $6 million, $4 million and $4 million, respectively. These amounts represent the original issuance costs. The original issuance costs for the Class C, B and A preferred stock have been reflected in the determination of net income available to common stockholders for the purpose of calculating our basic and diluted earnings per share in the respective years of redemption.

Stockholders Rights Plan

In 1998, the Board of Directors adopted a stockholder rights plan under which a dividend of one preferred stock purchase right was distributed for each outstanding share of our common stock. Each right when exercisable entitles the holder to buy 1/1,000th of a share of a Series A junior participating preferred stock of ours at an exercise price of $55 per share, subject to adjustment. The rights are exercisable 10 days after a person or group acquired beneficial ownership of at least 20%, or began a tender or exchange offer for at least 20%, of our common stock. Shares owned by a person or group on November 3, 1998 and held continuously thereafter are exempt for purposes of determining beneficial ownership under the rights plan. The rights are non-voting and expire on November 22, 2008, unless exercised or previously redeemed by us for $.005 each. If we were involved in a merger or certain other business combinations not approved by the Board of Directors, each right entitles its holder, other than the acquiring person or group, to purchase common stock of either our company or the acquiror having a value of twice the exercise price of the right.

6 INCOME TAXES

During 1998, we restructured ourselves to enable us to qualify for treatment as a REIT effective January 1, 1999, pursuant to the U.S. Internal Revenue Code of 1986, as amended. In general, a corporation that elects REIT status and meets certain tax law requirements regarding the distribution of its taxable income to its stockholders as prescribed by applicable tax laws and complies with certain other requirements (relating primarily to the nature of its assets and the sources of its revenues) is generally not subject to federal and state income taxation on its operating income distributed to its stockholders. In addition to paying federal and state income taxes on any retained income, we are subject to taxes on "built-in-gains" on sales of certain assets. Additionally, our taxable REIT subsidiaries are subject to federal, state and foreign income tax. The consolidated income tax provision or benefit includes the income tax provision or benefit related to the operations of the taxable REIT subsidiaries, state income and franchise taxes incurred by Host and Host LP and foreign income taxes incurred by Host LP, as well as each of their respective subsidiaries.

Where required, deferred income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss, capital loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including future reversals of existing taxable temporary differences, future projected taxable income and tax planning strategies.

Total deferred tax assets and liabilities at December 31, 2006 and 2005 are as follows:

(IN MILLIONS)	2006	2005
Deferred tax assets	$119	$118
Less: Valuation allowance	(22)	(22)
Subtotal	97	96
Deferred tax liabilities	(94)	(91)
Net deferred tax assets	$ 3	$ 5

We have recorded a valuation allowance under SFAS 109 equal to approximately $2 million (100%) of our domestic capital loss carryforward deferred tax asset. In addition, we have recorded a valuation allowance equal to approximately $19 million (100%) of our Mexican net operating loss and asset tax credit carryforwards deferred tax asset and approximately $1 million (18%) of our Canadian net operating loss carryforward deferred tax asset. Any subsequent reduction in the valuation allowance related to a net operating loss, capital loss or tax credit carryforward will be recorded as a reduction of income tax expense. The primary components of our net deferred tax assets are as follows:

(IN MILLIONS)	2006	2005
Investment in hotel leases	$ 9	$18
Accrued related party interest	16	25
Net operating loss and capital loss carryforwards	32	39
Alternative minimum tax credits	3	3
Safe harbor lease investments	(18)	(19)
Property and equipment depreciation	(6)	(7)
Investments in affiliates	(61)	(65)
Deferred incentive management fees	—	11
Holdover period rent expense	(9)	—
Prepaid revenue	37	—
Net deferred tax assets	$ 3	$ 5

At December 31, 2006, we have aggregate gross domestic and foreign net operating loss, capital loss and tax credit carryforwards of approximately $143 million. We have deferred tax assets related to these loss and tax credit carryforwards of approximately $57 million and established a valuation allowance of approximately $22 million. Our net operating loss carryforwards expire through 2024, our domestic capital loss carryforward expires in 2010, and our foreign capital loss carryforwards have no expiration period. Our domestic tax credits have no expiration period and our foreign asset tax credits expire though 2016.

Our U.S. and foreign income (loss) from continuing operations before income taxes was as follows:

(IN MILLIONS)	2006	2005	2004
U.S. income (loss)	**$297**	$141	$(88)
Foreign income (loss)	**7**	8	(4)
Total	**$304**	$149	$(92)

The provision (benefit) for income taxes for continuing operations consists of:

(IN MILLIONS)	2006	2005	2004
Current — Federal	**$—**	$—	$ —
— State	**2**	2	2
— Foreign	**8**	5	7
	10	7	9
Deferred — Federal	**—**	18	(16)
— State	**(5)**	2	(2)
— Foreign	**—**	(3)	(1)
	(5)	17	(19)
Income tax provision (benefit) – continuing operations	**$ 5**	$24	$(10)

The total provision (benefit) for income taxes, including the amounts associated with discontinued operations, was $7 million, $25 million and $(10) million in 2006, 2005 and 2004, respectively.

The differences between the income tax provision (benefit) calculated at the statutory federal income tax rate of 35 percent and the actual income tax provision (benefit) recorded each year for continuing operations are as follows:

(IN MILLIONS)	2006	2005	2004
Statutory federal income tax provision (benefit)	**$110**	$57	$(26)
Nontaxable (income) loss of Host REIT	**(110)**	(35)	12
State income tax provision (benefit), net	**2**	2	(1)
Tax contingencies	**(5)**	(5)	(1)
Foreign income tax provision	**8**	5	6
Income tax provision (benefit)— continuing operations	**$ 5**	$24	$(10)

In 2006, 2005 and 2004, we recognized an income tax benefit of $5 million, $5 million and $1 million, respectively, relating to the reduction of previously accrued income taxes after an evaluation of the exposure items and the expiration of related statutes of limitation. Cash paid for income taxes, net of refunds received, was $8 million, $8 million and $10 million in 2006, 2005 and 2004, respectively.

7 LEASES

Hotel Leases

We lease substantially all of our hotels (the "Leases") to a wholly owned subsidiary that qualifies as a taxable REIT subsidiary due to federal income tax restrictions on a REIT's ability to derive revenue directly from the operation and management of a hotel.

Hospitality Properties Trust Relationship

In a series of related transactions in 1995 and 1996, we sold and leased back 53 Courtyard by Marriott ("Courtyard") properties and 18 Residence Inn by Marriott ("Residence Inn") properties to Hospitality Properties Trust ("HPT"). These leases, which are accounted for as operating leases and are included in the table below, have initial terms expiring between 2010 and 2012 and are renewable at our option. Minimum rent payments are $57 million annually for the Courtyard properties and $19 million annually for the Residence Inn properties, and additional rent based upon sales levels are payable to HPT under the terms of the leases.

In 1998, we sublet the HPT properties (the "Subleases") to separate sublessee subsidiaries of Barceló Crestline Corporation (the "Sublessee"), subject to the terms of the applicable HPT lease. The term of each Sublease expires simultaneously with the expiration of the initial term of the HPT lease to which it relates and automatically renews for the corresponding renewal term under the HPT lease, unless either we or the Sublessee elect not to renew the Sublease provided, however, that neither party can elect to terminate fewer than all of the Subleases in a particular pool of HPT properties (one for the Courtyard properties and one for the Residence Inn properties). Rent payable by the Sublessee under the Subleases consists of the minimum rent payable under the HPT lease and an additional percentage rent payable to us. The percentage rent payable by the Sublessee is generally sufficient to cover the additional rent due under the HPT lease, with any excess being retained by us. The rent payable under the Subleases is guaranteed by the Sublessee, up to a maximum amount of $30 million, which is allocated between the two pools of HPT properties.

Other Lease Information

As of December 31, 2006, all or a portion of 38 of our hotels are subject to ground leases, generally with multiple renewal options, all of which are accounted for as operating leases. For lease agreements with scheduled rent increases, we recognize the lease expense on a straight-line basis over the term of the lease. Certain of these leases contain provisions for the payment of contingent rentals based on a percentage of sales in excess of stipulated amounts. We also have leases on facilities used in our former restaurant business, some of which we subsequently subleased. These leases and subleases contain one or more renewal options, generally for five or ten-year periods. Our lease activities also include leases entered into by our hotels for various types of equipment, such as computer equipment, vehicles and telephone systems. The restaurant and equipment leases are accounted for as either operating or capital leases, depending on the characteristics of the particular lease arrangement. The amortization charge applicable to capitalized leases is included in depreciation expense in the accompanying consolidated statements of operations.

The following table presents the future minimum annual rental commitments required under non-cancelable leases for which we are the lessee as of December 31, 2006. Minimum payments for the operating leases have not been reduced by aggregate minimum sublease rentals from restaurants and the Sublessee of approximately $12 million and $420 million, respectively, payable to us under non-cancelable subleases.

(IN MILLIONS)	CAPITAL LEASES	OPERATING LEASES
2007	$ 1	$ 119
2008	1	117
2009	1	111
2010	—	108
2011	—	88
Thereafter	—	1,040
Total minimum lease payments	3	$1,583
Less: amount representing interest	—	
Present value of minimum lease payments	$ 3	

We remain contingently liable on certain leases relating to divested non-lodging properties. Such contingent liabilities aggregated $27 million as of December 31, 2006. However, management considers the likelihood of any material funding related to these leases to be remote.

Rent expense consists of:

(IN MILLIONS)	2006	2005	2004
Minimum rentals on operating leases	**$125**	$119	$123
Additional rentals based on sales	**28**	19	18
Less: sublease rentals	**(88)**	(85)	(83)
	$ 65	$ 53	$ 58

8 EMPLOYEE STOCK PLANS

We maintain two stock-based compensation plans, the comprehensive stock plan (the "Comprehensive Plan"), whereby we may award to participating employees (i) restricted shares of our common stock, (ii) options to purchase our common stock and (iii) deferred shares of our common stock and the employee stock purchase plan. At December 31, 2006, there were approximately 7.9 million shares of common stock reserved and available for issuance under the Comprehensive Plan.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment ("SFAS 123 R"). As required under this statement, we recognize costs resulting from our share-based payment transactions in our financial statements over their vesting periods. We classify share-based payment awards granted in exchange for employee services as either equity classified awards or liability classified awards. The classification of our restricted stock awards as either an equity award or a liability award is primarily based upon cash settlement options. Equity classified awards are measured based on the fair value on the date of grant. Liability classified awards are remeasured to fair value each reporting period. The value of all restricted stock awards, less estimated forfeitures, is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). No compensation cost is recognized for awards for which employees do not render the requisite service. All restricted stock awards to senior executives have been classified as liability awards, primarily due to settlement features that allow the recipient to have a percentage of the restricted stock awards withheld to meet tax requirements in excess of the statutory minimum withholding. Restricted stock awards to our upper-middle management have been classified as equity awards as these awards do not have this optional tax withholding feature.

We adopted the fair value provisions of SFAS 123 in 2002 and, therefore, have recognized the costs associated with all share-based payment awards granted after January 1, 2002. Effective January 1, 2006, we instituted a new restricted stock program, which is accounted for using the provisions of SFAS 123R.

Restricted Stock

During the first quarter of 2006, we granted shares to senior executives to be distributed over the next three years in annual installments. Vesting for these shares is determined both on continued employment, as well as market performance based on the achievement of total shareholder return on an absolute and relative basis. For the shares that vest solely on continued employment, we recognize compensation expense over the requisite period based on the market price at the balance sheet date. For shares that vest based on market performance, we recognize compensation expense over the requisite service period based on the fair value of the shares at the balance sheet date, which is estimated using a simulation or Monte Carlo method. For the purpose of the simulation, we assumed a volatility of 20.2%, which is calculated based on the volatility of our stock price over the last three years, a risk-free interest rate of 4.74%, which reflects the yield on a 3-year Treasury bond, and a stock beta of 0.901 compared to the REIT composite index based on three years of historical price data. The number of shares issued is adjusted for forfeitures. All shares earned under the prior stock plan were fully vested for the year ended December 31, 2005.

We made an additional grant of shares to senior executives in February 2006 ("2006 supplemental grant"). Twenty-five percent of this award vested immediately and was expensed during the first quarter, while the remaining 75% vest over a three-year period based on continued employment. We recognize compensation expense for the outstanding portion of this grant based on the market price at the balance sheet date.

During 2006, 2005 and 2004, we recorded compensation expense of approximately $32 million, $20 million and $23 million respectively, related to the restricted stock awards to senior executives. The total unrecognized compensation cost, based on the valuation criteria above, that relates to nonvested restricted stock awards at December 31, 2006 was approximately $37 million, which, if earned, will be recognized over the weighted average of 1.3 years. The following table is a summary of the status of our senior executive plans for the three years ended December 31, 2006. The fair values for the awards below are based on the fair value at the respective transaction dates, as the awards are classified as liability awards.

	2006		2005		2004	
	SHARES (IN MILLIONS)	FAIR VALUE PER SHARE	SHARES (IN MILLIONS)	FAIR VALUE PER SHARE	SHARES (IN MILLIONS)	FAIR VALUE PER SHARE
Balance, at beginning of year	—	$—	1.2	$17	2.5	$12
Granted	3.5	16	—	—	—	—
Vested[1]	(1.1)	24	(1.1)	19	(1.3)	16
Forfeited/expired	—	—	(.1)	17	—	—
Balance, at end of year	2.4	19	—	—	1.2	17
Issued in calendar year[1]	.7	19	.6	17	.7	12

[1] Shares that vest at December 31 of each year are issued to the employees in the first quarter of the following year, although the requisite service period is complete. Accordingly, the .7 million shares issued in 2006 include shares vested at December 31, 2005, after adjusting for shares withheld to meet employee tax requirements. The withheld shares for employee tax requirements were valued at $11.7 million, $7.7 million and $6.6 million, for 2006, 2005 and 2004, respectively.

We also maintain a restricted stock program for our upper-middle management. Vesting for these shares is determined based on continued employment and, accordingly, we recognize compensation expense ratably over the service period of three years. We recorded compensation expense related to these shares of approximately $1.5 million, $1.4 million and $1.0 million during 2006, 2005 and 2004, respectively. The total unrecognized compensation cost, measured on the grant date, that relates to nonvested restricted stock awards at December 31, 2006 was approximately $.4 million, which, if earned, will be recognized over the weighted average remaining service period of 1 year. The following table is a summary of the status of our upper-middle management plan for the three years ended December 31, 2006. The fair values for the awards below are based on the fair value at the grant date of the respective awards, as the awards are classified as equity awards.

	2006		2005		2004	
	SHARES (IN THOUSANDS)	FAIR VALUE PER SHARE	SHARES (IN THOUSANDS)	FAIR VALUE PER SHARE	SHARES (IN THOUSANDS)	FAIR VALUE PER SHARE
Balance, at beginning of year	25	$16	21	$13	—	$—
Granted	78	20	89	16	89	13
Vested[1]	(74)	19	(80)	15	(58)	13
Forfeited/expired	(7)	18	(5)	15	(10)	13
Balance, at end of year	22	20	25	16	21	13
Issued in calendar year[1]	47	17	37	16	24	13

[1] Shares that vest at December 31 of each year are issued to the employees in the first quarter of the following year, although the requisite service period is complete. Accordingly, the 47,000 shares issued in 2006 include the shares vested at December 31, 2005, after adjusting for shares withheld to meet employee tax requirements. The value of shares withheld for employee tax requirements was not material for all periods presented.

Employee Stock Purchase Plan

Under the terms of the employee stock purchase plan, eligible employees may purchase common stock through payroll deductions at 90% of the lower of market value at the beginning or end of the plan year, which runs from February 1 through January 31. We record compensation expense for the employee stock purchase plan based on the fair value of the employees' purchase rights, which is estimated using an option-pricing model with the following assumptions for the 2006, 2005 and 2004 plan years, respectively; Risk-free interest rate of 4.7%, 4.3% and 2.9%, volatility of 33%, 34% and 34%, expected life of one year for all periods. We assume a dividend yield of 0% for these grants, as no dividends are accrued during the one year vesting period. We issued approximately 16,000, 14,000 and 16,000 shares, for the 2006, 2005 and 2004 plan years, respectively. The weighted average fair value of these shares granted was $4.73, $4.27 and $3.02 in 2006, 2005 and 2004, respectively. The compensation expense reflected in net income was not material for all periods presented.

Employee Stock Options

Effective January 1, 2002, we adopted the expense recognition provisions of SFAS 123 for employee stock options granted on or after January 1, 2002 only. We did not grant any stock options after December 2002. All options granted are fully vested as of December 31, 2006.

The fair value of the 2002 stock options was estimated on the date of grant using an option-pricing model. Compensation expense for the stock options is recognized on a straight-line basis over the vesting period. The weighted average fair value per option granted during 2002 was $1.41. We recorded compensation expense of approximately $229,000, $244,000 and $280,000 for 2006, 2005 and 2004, which represents the expense for stock options granted during 2002. As of December 31, 2006, all outstanding options were exercisable. The aggregate intrinsic value of the outstanding and exercisable options at December 31, 2006 was approximately $12.9 million.

The following table is a summary of the status of our stock option plans that have been approved by our stockholders for the three years ended December 31, 2006. We do not have stock option plans that have not been approved by our stockholders.

	2006		2005		2004	
	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (IN MILLIONS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, at beginning of year	**1.4**	**$6**	2.6	$6	4.5	$6
Granted	**—**	**—**	—	—	—	—
Exercised	**(.7)**	**6**	(1.1)	6	(1.6)	7
Forfeited/expired	**—**	**—**	(.1)	6	(.3)	8
Balance, at end of year	**.7**	**6**	1.4	6	2.6	6
Options exercisable at year-end	**.7**		1.2		2.0	

The following table summarizes information about stock options at December 31, 2006:

OPTIONS OUTSTANDING AND EXERCISABLE			
RANGE OF EXERCISE PRICES	SHARES (IN MILLIONS)	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$1 – 3	.3	1	$3
4 – 6	.1	2	6
7 – 9	.3	9	8
	.7		

In connection with the Host Marriott Services ("HM Services") spin-off in 1995, outstanding options held by our current and former employees were redenominated in both our and HM Services stock and the exercise prices of the options were adjusted based on the relative trading prices of shares of the common stock of the two companies. Pursuant to the distribution agreement between us and HM Services, we originally had the right to receive up to 1.4 million shares of HM Services' common stock or an equivalent cash value subsequent to exercise of the options held by certain former and current employees of Marriott International. On August 27, 1999, Autogrill Acquisition Co., a wholly owned subsidiary of Autogrill SpA of Italy, acquired HM Services. Since HM Services is no longer publicly traded (and has been renamed HMS Host), all future payments to us will be made in cash. As of December 31, 2006 and 2005, the receivable balance was approximately $1 million and $2 million, respectively, which is included in other assets in the accompanying consolidated balance sheets.

Deferred Stock

Deferred stock incentive plan shares granted to officers and key employees after 1990 generally vest over 10 years in annual installments commencing one year after the date of grant. Certain employees may elect to defer payments until termination or retirement. We accrue compensation expense on a straight-line basis over the vesting period for the fair market value of the shares on the date of grant, less estimated forfeitures. No shares were granted under this plan since 2003. The compensation cost that has been charged against income for deferred stock was not material for all periods presented. The implementation of SFAS No. 123 had no impact on the calculation of compensation expense for the deferred stock incentive plan.

9 PROFIT SHARING AND POSTEMPLOYMENT BENEFIT PLANS

We contribute to defined contribution plans for the benefit of employees meeting certain eligibility requirements and electing participation in the plans. The discretionary amount to be matched by us is determined annually by the Board of Directors. We provide medical benefits to a limited number of retired employees meeting restrictive eligibility requirements. Our recorded liability for this obligation is not material. Payments for these items were not material for the three years ended December 31, 2006.

10 DISCONTINUED OPERATIONS

Assets Held For Sale

As of December 31, 2006, four hotels were classified as held for sale, all of which were sold during January 2007. As of December 31, 2005, two hotels were classified as held for sale, both of which were sold in 2006. We reclassified the assets and liabilities relating to these hotels as held for sale in our consolidated balance sheets as of December 31, 2006 and 2005, respectively, as detailed in the following table:

(IN MILLIONS)	2006	2005
Property and equipment, net	**$95**	$62
Other assets	**1**	11
Total assets	**$96**	**$73**
Other liabilities	**—**	—
Total liabilities	**$—**	**$—**

Dispositions

We sold seven hotels in 2006, five hotels in 2005 and nine hotels in 2004, and classified four hotels as held for sale as of December 31, 2006. The following table summarizes the revenues, income before taxes, and the gain on dispositions, net of tax, of the hotels which have been reclassified to discontinued operations in the consolidated statements of operations for the periods presented:

(IN MILLIONS)	2006	2005	2004
Revenues	**$ 70**	$176	$313
Income before taxes	**13**	22	30
Gain on disposals, net of tax	**416**	1	52

11 GAIN ON INSURANCE SETTLEMENT

Eight of our properties sustained damage from hurricanes during 2005, with two, the New Orleans Marriott and the Fort Lauderdale Marina Marriott, having extensive damage which required us to temporarily close all or part of these hotels. The current range of estimates to repair the damage at all of the properties is approximately $60 million to $80 million, substantially all of which will be covered by insurance. Our insurance coverage for the properties entitles us to receive recoveries for damage to the hotels, as well as payments for business interruption. Gains resulting from insurance proceeds will not be recognized until all contingencies are resolved. As of December 31, 2005, we recorded an insurance receivable of approximately $35 million which reflected the book value of the property and equipment written off and repairs and clean-up costs incurred as a result of the hurricane damage which will be covered by insurance. During 2006, we received approximately $22 million of insurance proceeds, which reduced our receivable to approximately $14 million as of December 31, 2006. During 2006 and 2005, we received approximately $16 million and $9 million of business interruption proceeds related to the operations of the hotels for which all contingencies have been resolved.

In 2004, the gain on insurance settlement includes $3 million of business interruption proceeds that we received in connection with the loss of business at our Toronto hotels due to the outbreak of Severe Acute Respiratory Syndrome (SARS).

12 ACQUISITIONS

Starwood Acquisition

On April 10, 2006, we acquired 25 domestic hotels and three foreign hotels from Starwood Hotels & Resorts Worldwide, Inc., or Starwood. The acquisition was completed pursuant to the Master Agreement and Plan of Merger, dated as of November 14, 2005, and amended as of March 24, 2006, (the "Master Agreement") among Host, Starwood and certain of their respective subsidiaries.

For the 28 hotels included in the initial closing, the total consideration paid by Host to Starwood and its stockholders included the issuance of $2.27 billion of equity (133,529,412 shares of Host common stock) to Starwood stockholders, the assumption of $77 million in debt and the cash payment of approximately $750 million, which includes closing costs. An exchange price of Host common stock of $16.97 per share was calculated based on guidance set forth in Emerging Issues Task Force Issue No. 99-12, as the average of the closing prices of Host common stock during the range of trading days from two days before and after the November 14, 2005 announcement date.

The purchase price of the acquired assets and liabilities has been recorded based on fair value. Property and equipment has been recorded on a stepped-up basis from historical costs and the fair value of assumed debt has been based on expected future debt service payments discounted at risk-adjusted rates. Other assets and liabilities are recorded at historical costs, which is believed to be equivalent to fair value. We have substantially completed our process of allocating the purchase price among individual hotels and evaluating the fair value of the allocation of the purchase price among each individual hotel's assets and liabilities, including land, property and equipment items, other assets and liabilities, and assumed agreements, including ground and retail space leases and other intangible assets. While the purchase price allocations are substantially complete, they may be subject to refinement, which would likely affect the amount of depreciation expense recorded. The operating results of each of the consolidated acquired hotels are included in our statement of operations from the date acquired.

In conjunction with our acquisition of the Starwood properties, we evaluated various operating, license, ground and retail lease agreements to determine if the terms were at, above or below market in accordance with SFAS 141. We identified five agreements which we determined were not on market terms and recorded each of these agreements at their fair value as either an intangible asset or liability on the accompanying balance sheet. We recognized an intangible asset for a ground lease with a fair value of approximately $3 million that is recorded in other assets on our balance sheet. Additionally, we recorded an intangible liability for four unfavorable ground and retail lease agreements with a total fair value of approximately $8 million that is included in other liabilities on the accompanying balance sheet. The intangible asset and liabilities will be amortized over the life of the related agreements, with the income or expense recorded in other property level expenses.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed in the Starwood transaction, less the Sheraton Warsaw Hotel & Towers, which was contributed to the European Joint Venture on May 2, 2006 (see Note 3 for further information):

(IN MILLIONS)	
Property and equipment, net	$3,058
Other assets	10
Total assets	3,068
Debt (a)	(77)
Other liabilities	(19)
Net assets acquired	$2,972

(a) We assumed $77 million of mortgage debt from Starwood with a fair value of $86 million in the transaction.

Our summarized unaudited consolidated pro forma results of operations, assuming the Starwood acquisition occurred on January 1, 2005, are as follows (in millions, except per share amounts):

	2006	2005
Revenues	**$5,136**	$4,690
Income from continuing operations	**325**	227
Net income	**754**	268
Net income available to common shareholders	**734**	237
Basic earnings per common share:		
Continuing operations	**.59**	.40
Discontinued operations	**.82**	.09
Basic earnings per common share	**$ 1.41**	$ .49
Diluted earnings per common share:		
Continuing operations	**.58**	.40
Discontinued operations	**.82**	.08
Diluted earnings per common share	**$ 1.40**	$ .48

Other Acquisitions

On September 1, 2006, we acquired The Westin Kierland Resort & Spa in Scottsdale, Arizona, for approximately $393 million, including the assumption of the $135 million of mortgage debt with a fair value of $133 million. In connection with the acquisition, we recorded an intangible asset with a fair value of approximately $9 million, which is included in other assets on the accompanying balance sheet. The intangible asset will be amortized over the life of the hotel management agreement.

For the Starwood and The Westin Kierland acquisitions, the amount of amortization income and expense for intangible assets and liabilities were both immaterial for the period ended December 31, 2006. The intangibles that we assumed have an amortization period of three to 70 years. Additionally, the estimated aggregate net amortization for the next five years is expected to be less than $1 million.

On September 30, 2005, we acquired the 834-room Hyatt Regency Washington on Capitol Hill in Washington, D.C. for a purchase price of approximately $274 million.

On December 30, 2004, we received approximately $47 million in payment of a note receivable from a minority partner in a consolidated subsidiary that owns two hotels. At the request of the minority partner, the partnership purchased preferred units of Vornado Realty Trust (the "Vornado Preferred Units), which we held as of December 31, 2004. As the Vornado Preferred Units are not publicly traded, we have recorded them in other assets at their cost basis in our consolidated balance sheet. On January 3, 2005, these securities were transferred to the minority partner, in redemption of his partnership interest, and we also paid approximately $14 million to a second partner for the remaining minority interests in the partnership. No gain or loss was recognized on this transaction.

On September 22, 2004, we acquired the 270-suite Scottsdale Marriott at McDowell Mountains for a purchase price of approximately $58 million, including the assumption of approximately $34 million of mortgage debt on the hotel. On July 15, 2004, we acquired the 450-suite Fairmont Kea Lani Maui for approximately $355 million. On April 27, 2004, we purchased the 455-suite Chicago Embassy Suites, Downtown-Lakefront for approximately $89 million.

The pro forma statements of operations have not been provided for The Westin Kierland Resort & Spa acquisition in 2006, and the acquisitions completed in 2005 and 2004, as the effect of the acquisitions is not material.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial assets and liabilities and other financial instruments are shown below:

	2006		2005	
(IN MILLIONS)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets				
Notes receivable	**$ 9**	**$ 9**	$ 7	$ 7
Financial liabilities				
Senior notes (excluding fair value of swaps)	**3,031**	**3,033**	2,562	2,621
Exchangeable Senior Debentures	**495**	**737**	493	582
Credit Facility	**250**	**250**	20	20
Mortgage debt and other, net of capital leases	**2,100**	**2,181**	1,910	2,068
Convertible Subordinated Debentures	**—**	**—**	387	473

Notes receivable and other financial assets are valued based on the expected future cash flows discounted at risk-adjusted rates. Valuations for secured debt are determined based on the expected future payments discounted at risk-adjusted rates. Senior notes and the Convertible Subordinated Debentures are valued based on quoted market prices. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts.

14 RELATIONSHIP WITH MARRIOTT INTERNATIONAL

We have entered into various agreements with Marriott, including the management of approximately 60% of our hotels, as well as franchised properties; financing for joint ventures or partnerships including the acquisition in 1996 of two hotels (one of which was sold on January 30, 2004) in Mexico City, Mexico and the 2000 acquisition of CBM Joint Venture LLC (see Note 3) and certain limited administrative services.

In 2006, 2005 and 2004, we paid Marriott $165 million, $148 million and $129 million, respectively, in hotel management fees and $1 million, $1 million and $2 million, respectively, in franchise fees. Included in the management fees paid are amounts paid to The Ritz-Carlton Hotel Company, LLC (Ritz-Carlton), Courtyard Management Corporation and Residence Inn Management Corporation.

We negotiated amendments to various management agreements with Marriott and agreed, among other matters, to waive performance termination tests through the end of fiscal year 2009, to modify certain extension tests which condition the manager's ability to renew the management agreements, and to extend certain contracts for ten additional years. As part of this negotiation, Marriott agreed to make cash payments to us, over time, to reduce an existing cap on the costs and expenses related to chain services that are provided on a centralized basis, as well as to establish a cap on certain other costs, to provide us with an incentive to increase our capital expenditures at the hotels through 2008, to waive certain deferred management fees, and to modify the incentive management fee on certain contracts. In addition, we agreed to use a portion of Marriott's cash payments for brand reinvestment projects at various hotels in our portfolio.

15 HOTEL MANAGEMENT AGREEMENTS AND OPERATING AND LICENSE AGREEMENTS

Our hotels are subject to management agreements under which various operators, including Marriott, Ritz-Carlton, Hyatt, Swissôtel, Hilton, Four Seasons, Fairmont and Starwood, operate our hotels for the payment of a management fee. The agreements generally provide for both base and incentive management fees based on hotel sales and operating profit, respectively. As part of the management agreements, the manager furnishes the hotels with certain chain services which are generally provided on a central or regional basis to all hotels in the manager's hotel system. Chain services include central training, advertising and promotion, national reservation systems, computerized payroll and accounting services, and such additional services as needed which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among the hotels managed, owned or leased by the manager on a fair and equitable basis. In addition, our managers will generally have a guest rewards program which will be charged to all of the hotels that participate in the program.

We are obligated to provide the manager with sufficient funds, generally 5% of revenue generated at the hotel, to cover the cost of (a) certain non-routine repairs and maintenance to the hotels which are normally capitalized; and (b) replacements and renewals to the hotels' furniture, fixtures and equipment. Under certain circumstances, we will be required to establish escrow accounts for such purposes under terms outlined in the agreements.

Marriott International

Of our hotels, 72 are subject to management agreements under which Marriott or one of their subsidiaries manages the hotels, generally for an initial term of 15 to 20 years with one or more renewal terms at the option of Marriott. Marriott typically receives a base fee of three percent of gross revenues and incentive management fees generally equal to 20% operating profit after we have received a priority return. We have the option to terminate certain management agreements if specified performance or extension thresholds are not satisfied. A single agreement may be canceled under certain conditions, although such cancellation will not trigger the cancellation of any other agreement.

Additionally, we have agreed with Marriott that a pool of hotels currently subject to existing management agreements may be sold over time unencumbered by a Marriott management agreement without the payment of termination fees, subject to certain restrictions. The remaining pool includes 23 hotels. Approximately 70% of this pool (as measured by EBITDA) may be sold free and clear of their existing management agreements without the payment of a termination fee, provided the hotels maintain the Marriott brand affiliation through a franchise agreement. A percentage of these hotels may also be sold free and clear of their existing management agreements and brand affiliation without a termination fee.

We have a franchise agreement with Marriott for one hotel. Pursuant to the franchise agreement, we pay a franchise fee based on a percentage of room sales and food and beverage sales, as well as certain other fees for advertising and reservations. Franchise fees for room sales are approximately six percent of sales, while fees for food and beverage sales are approximately three percent of sales. The franchise agreement has a term of 30 years.

Ritz-Carlton

We hold management agreements with Ritz-Carlton, a wholly-owned subsidiary of Marriott, to manage nine of our hotels. These agreements have an initial term of 15 to 25 years with one or more renewal terms at the option of Ritz-Carlton. Base management fees vary from two to five percent of sales and incentive management fees, if any, are generally equal to 20% of available cash flow or operating profit, after we have received a priority return as defined in the agreements.

Starwood

As of December 31, 2006, 27 of our hotels are subject to operating and license agreements with Starwood under which Starwood operates the hotels, for an initial term of 20 years, with two renewal terms of 10 years each. Starwood receives compensation in the form of a base fee of 1% of annual gross operating revenues, and an incentive fee of 20% of annual gross operating profit, after we have received a priority return of 10.75% on our purchase price and other investments in the hotels.

The license agreements address matters relating to the subject brand, including rights to use service marks, logos, symbols and trademarks, such as those associated with Westin, Sheraton. W, Luxury Collection and St. Regis, as well as matters relating to compliance with certain standards and policies and (including through other agreements in the case of certain hotels) the provision of certain system program and centralized services. The license agreements have an initial term of 20 years each, with two renewal terms of 10 years each at the option of the licensor. Licensors receive compensation in the form of license fees of 5% of room sales and 2% of food and beverage sales.

We have the right to terminate the operating agreements on 17 specified hotels as of December 31, 2006 upon the sale of those hotels. With respect to eight hotels as of December 31, 2006, we have the right to sell no more than three annually free and clear of their existing operating agreements without the payment of a termination fee, and we have a limited right to terminate one license agreement annually. With respect to the remaining nine hotels, we have the right beginning in 2016 to sell 35% of the hotels (measured by EBITDA) free and clear of the existing operating agreement over a period of time without the payment of a termination fee. With respect to any termination of an operating agreement on sale, the proposed purchaser would need to meet the requirements for transfer under the applicable license agreement.

Other Managers

We also hold management agreements with hotel management companies such as Hyatt, Hilton, Four Seasons and Fairmont for 17 of our hotels. These agreements generally provide for an initial term of 10 to 20 years with renewal terms at the option of either party or, in some cases, the hotel management company of up to an additional one to 15 years. The agreements generally provide for payment of base management fees equal to one to four percent of sales. Sixteen of the seventeen agreements also provide for incentive management fees generally equal to 10 to 30 percent of available cash flow, operating profit, or net operating income, as defined in the agreements, after we have received a priority return.

16 GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

We consider each one of our hotels to be an operating segment, none of which meets the threshold for a reportable segment. We also allocate resources and assess operating performance based on individual hotels. All of our other real estate investment activities (primarily our leased hotels and office buildings) are immaterial, and thus, we report one business segment: hotel ownership. Our foreign operations consist of four properties located in Canada, two properties located in Chile and one property located in Mexico. There were no intercompany sales between us and the foreign properties. The following table presents revenues and long-lived assets for each of the geographical areas in which we operate:

	2006		2005		2004	
(IN MILLIONS)	REVENUES	PROPERTY AND EQUIPMENT	REVENUES	PROPERTY AND EQUIPMENT	REVENUES	PROPERTY AND EQUIPMENT
United States	**$4,739**	**$10,384**	$3,648	$7,286	$3,346	$7,148
Canada	**107**	**112**	94	110	87	111
Chile	**16**	**53**	—	—	—	—
Mexico	**26**	**35**	24	38	24	39
Total	**$4,888**	**$10,584**	$3,766	$7,434	$3,457	$7,298

17 GUARANTEES AND CONTINGENCIES

We have certain guarantees which consist of commitments we have made to third parties for leases or debt that are not on our books due to various dispositions, spin-offs and contractual arrangements, but that we have agreed to pay in the event of certain circumstances including default by an unrelated party. We consider the likelihood of any material payments under these guarantees to be remote. The guarantees are listed below:

- We remain contingently liable for rental payments on certain divested non-lodging properties. These primarily represent divested restaurants that were sold subject to our guarantee of the future rental payments. The aggregate amount of these future rental payments is approximately $27 million as of December 31, 2006.

- In 1997, we owned Leisure Park Venture Limited Partnership, which owns and operates a senior living facility. We spun-off the partnership to Barceló Crestline Corporation, formerly Crestline Capital Corporation, in the REIT conversion, but we remain obligated under a guarantee of interest and principal with regard to $14.7 million of municipal bonds issued by the New Jersey Economic Development Authority through their maturity in 2027. However, to the extent we are required to make any payments under the guarantee, we have been indemnified by Barceló Crestline Corporation, who, in turn, is indemnified by the current owner of the facility.

- In connection with the sale of two hotels in January 2005, we remain contingently liable for the amounts due under the respective ground leases. The future minimum lease payments are approximately $14 million through the full term of the leases, including renewal options. We believe that any liability related to these ground leases is remote, and in each case, we have been indemnified by the purchaser of the hotel.

- In connection with the Starwood acquisition, we identified four properties with environmental liabilities, primarily asbestos in non-public areas of the properties, for which we have recorded the present value of the liability, or approximately $2.3 million, in accordance with FIN 47 "Accounting for Conditional Asset Retirement Obligations". The amount is based on management's estimate of the timing and future costs to remediate the liability. We will record the accretion expense over the period we intend to hold the hotel or until the item is remediated.

18 RELATED PARTY TRANSACTIONS

In December 2006, the insurance trust which holds split-dollar life insurance policies for Mr. J. Willard Marriott, Jr. exercised its rights under its Split-Dollar Life Insurance Policies Agreement with the Company to purchase our interest in the policy. We received approximately $4.5 million, which equaled the premiums paid on the policy since 1996 (inception) in accordance with the terms of the agreement.

19 MANDATORILY REDEEMABLE NON-CONTROLLING INTERESTS OF ALL ENTITIES

We consolidate four majority-owned partnerships, the Philadelphia Market Street HMC Host Limited Partnership; the Pacific Gateway, Ltd; the Lauderdale Beach Association; and the Marriott Mexico City Partnership G.P., all of which have finite lives ranging from 77 to 100 years that terminate between 2061 and 2097.

As of December 31, 2006, the minority interest holders in two of the partnerships have settlement alternatives in which they could be issued a total of 2.4 million OP units based on their ownership percentages as stipulated in their partnership agreements. At December 31, 2006 and 2005, the OP units issuable were valued at $60 million and $39 million, respectively. Two of these partnerships do not have any settlement alternatives. At December 31, 2006 and 2005, the fair values of the minority interests in these partnerships were approximately $129 million and $121 million, respectively.

20 QUARTERLY FINANCIAL DATA (UNAUDITED)

	2006			
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	**$840**	**$1,195**	**$1,119**	**$1,734**
Income from continuing operations	**17**	**94**	**31**	**167**
Income from discontinued operations	**155**	**236**	**9**	**29**
Net income	**172**	**330**	**40**	**196**
Net income available to common stockholders	**166**	**320**	**38**	**194**
Basic earnings per common share:				
Continuing operations	**.03**	**.17**	**.05**	**.32**
Discontinued operations	**.41**	**.48**	**.02**	**.05**
Net income	**.44**	**.65**	**.07**	**.37**
Diluted earnings per common share:				
Continuing operations	**.03**	**.17**	**.05**	**.31**
Discontinued operations	**.41**	**.45**	**.02**	**.05**
Net income	**.44**	**.62**	**.07**	**.36**

	2005			
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$783	$948	$805	$1,230
Income (loss) from continuing operations	(10)	85	(8)	58
Income from discontinued operations	16	6	3	16
Net income (loss)	6	91	(5)	74
Net income (loss) available to common stockholders	(2)	80	(11)	68
Basic earnings (loss) per common share:				
Continuing operations	(.05)	.21	(.04)	.15
Discontinued operations	.04	.02	.01	.04
Net income (loss)	(.01)	.23	(.03)	.19
Diluted earnings (loss) per common share:				
Continuing operations	(.05)	.20	(.04)	.15
Discontinued operations	.04	.02	.01	.04
Net income (loss)	(.01)	.22	(.03)	.19

The sum of the basic and diluted earnings (loss) per common share for the four quarters in all years presented differs from the annual earnings per common share due to the required method of computing the weighted average number of shares in the respective periods.

MANAGEMENT'S REPORT

Management is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this annual report. In meeting this responsibility, the company maintains a highly developed system of internal controls, policies, and procedures, and continually evaluates the adequacy and effectiveness of its control system. Management believes this system provides reasonable assurance that transactions are properly authorized and recorded to adequately safeguard the company's assets and to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States.

The consolidated financial statements have been audited by KPMG LLP, independent public accountants. Their report expresses an informed judgment as to whether management's consolidated financial statements present fairly the company's financial position in conformity with accounting principles generally accepted in the United States.

The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, composed of three directors not otherwise employed by the company. The committee meets a minimum of four times during the year with the independent public accountants, representatives of management and the internal auditors to review the scope and results of the internal and external audits, the accounting principles applied in financial reporting, and financial and operational controls. The independent public accountants and internal auditors have unrestricted access to the Audit Committee with or without the presence of management.



W. Edward Walter
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER
FEBRUARY 26, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management has used the framework set forth in the report entitled "Internal Control—Integrated Framework" published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Management has concluded that the company's internal control over financial reporting was effective as of the end of the most recent fiscal year. KPMG LLP has issued an attestation report on management's assessment of the company's internal control over financial reporting.



Christopher J. Nassetta
PRESIDENT AND CHIEF EXECUTIVE OFFICER



W. Edward Walter
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
FEBRUARY 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Host Hotels & Resorts, Inc.:

We have audited the accompanying consolidated balance sheets of Host Hotels & Resorts, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Host Hotels & Resorts, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Host Hotels & Resorts, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

McLean, Virginia
February 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Host Hotels & Resorts, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Host Hotels & Resorts, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006 of Host Hotels & Resorts, Inc. and subsidiaries and our report dated February 26, 2007, expressed an unqualified opinion on these financial statements.

KPMG LLP

McLean, Virginia
February 26, 2007

MANAGEMENT CERTIFICATIONS

On June 14, 2006, we submitted to the New York Stock Exchange the Chief Executive Officer certification required by Section 303A.12(a) of the NYSE Corporate Governance standards, certifying that as of that date he was not aware of any violation by the company of the NYSE's Corporate Governance listing standards. In addition, included as exhibit 31 to our annual report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2007 were the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding our public reporting. A copy of our annual report on Form 10-K, including these certifications, is available on our website at: www.hosthotels.com.

SELECTED FINANCIAL DATA

The following table presents certain selected historical financial data which has been derived from audited consolidated financial statements for the five years ended December 31, 2006:

	FISCAL YEAR				
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2006	2005	2004	2003	2002
INCOME STATEMENT DATA:					
Revenues	**$ 4,888**	$3,766	$3,457	$3,116	$3,160
Income (loss) from continuing operations	**309**	125	(82)	(253)	(96)
Income from discontinued operations[1]	**429**	41	82	267	80
Net income (loss)	**738**	166	—	14	(16)
Net income (loss) available to common stockholders	**718**	135	(41)	(21)	(51)
Basic earnings (loss) per common share:					
Income (loss) from continuing operations	**.60**	.26	(.36)	(1.02)	(.50)
Income from discontinued operations	**.89**	.12	.24	.95	.31
Net income (loss)	**1.49**	.38	(.12)	(.07)	(.19)
Diluted earnings (loss) per common share:					
Income (loss) from continuing operations	**.60**	.26	(.36)	(1.02)	(.50)
Income from discontinued operations	**.88**	.12	.24	.95	.31
Net income (loss)	**1.48**	.38	(.12)	(.07)	(.19)
Cash dividends declared per common share	**.76**	.41	.05	—	—
BALANCE SHEET DATA:					
Total assets	**$11,808**	$8,245	$8,421	$8,592	$8,316
Debt[2]	**5,878**	5,370	5,523	5,486	5,638
Convertible Preferred Securities[2]	**—**	—	—	475	475
Preferred stock	**97**	241	337	339	339

[1] Discontinued operations reflects the operations of properties classified as held for sale, the results of operations of properties sold and the gain or loss on those dispositions and in 2003 the business interruption proceeds for the New York Marriott World Trade Center hotel.

[2] We adopted Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46) in 2003. Under FIN 46, our limited purpose trust subsidiary that was formed to issue trust-preferred securities (the "Convertible Preferred Securities") was accounted for on a consolidated basis as of December 31, 2003 since we were the primary beneficiary under FIN 46. Effective January 1, 2004, the FASB revised FIN 46, which we refer to as FIN 46R, and we were required to deconsolidate the accounts of the Convertible Preferred Securities Trust (the "Trust"). As a result, we recorded the $492 million in debentures (Convertible Subordinated Debentures) issued by the Trust and eliminated the $475 million of Convertible Preferred Securities that were previously classified in the mezzanine section of our consolidated balance sheet prior to January 1, 2004. The difference of $17 million was our investment in the Trust, which was included in "Investments in affiliates" on our consolidated balance sheet prior to the conversion and redemption of the Convertible Preferred Securities. Between December 2005 and April 15, 2006, we converted or redeemed all of the Convertible Preferred Securities into approximately 30.8 million common shares and $2 million in cash.

STOCKHOLDER RETURN PERFORMANCE

The following graph compares the five-year cumulative total stockholder return on our common stock against the cumulative total returns of the Standard & Poor's Corporation Composite 500 Index, the National Association of Real Estate Investment Trust (NARIET) Equity Index and a peer group index.[1] The graph assumes an initial investment of $100 in our common stock and in each of the indexes, and also assumes the reinvestment of dividends.

COMPARISONS OF FIVE-YEAR CUMULATIVE STOCKHOLDER RETURNS 2001–2006



$350
300
250
200
150
100
50
0
Dollars
2001
2002
2003
2004
2005
2006
Host Hotels & Resorts
S&P 500 Index
NAREIT Equity Index
Peer Group Index

	2001	2002	2003	2004	2005	2006
Host Hotels & Resorts	$100.00	$ 98.33	$136.89	$192.84	$216.30	$289.73
S&P 500 Index	$100.00	$ 77.90	$100.24	$111.15	$116.61	$135.03
NAREIT Equity Index	$100.00	$103.82	$142.37	$187.33	$210.12	$283.78
Peer Group Index[1]	$100.00	$ 89.30	$123.55	$177.31	$186.77	$292.11

[1] Currently, the peer group index consists of: Felcor Lodging Trust, Inc. (FCH), Hilton Hotels Corporation (HLT), Hospitality Properties Trust (HPT), LaSalle Hotel Properties (LHO), and Starwood Hotels & Resorts Worldwide, Inc. (HOT). Boykin Lodging Company, MeriStar Hospitality Corporation and Wyndham international, Inc., which were included in the peer group index in previous years, are no longer publicly traded. For 2006, the portion of the peer group return related to the three companies which are no longer publicly traded was distributed equally among the remaining five members of the peer group. Due to these changes to the peer group index, and the possibility for continued changes to the members of the peer group, we intend to use the NAREIT Equity Index as the comparative index going forward and to discontinue the use of the Peer Group Index. The NAREIT Equity Index is used by our Compensation Policy Committee to determine a portion of our executive compensation that is based on our total stockholder return performance relative to the index.

Hotel Portfolio. The following table sets forth the location and number of rooms of our 121 owned hotels and the seven hotels owned by our European Joint Venture as of March 19, 2007. Each hotel is operated under the brand name indicated.

LOCATION	ROOMS
Arizona	
Sheraton Tucson	216
Scottsdale Marriott Suites Old Town	251
Scottsdale Marriott at McDowell Mountains	270
The Ritz-Carlton, Phoenix	281
The Westin Kierland Resort & Spa	732
California	
Coronado Island Marriott Resort[1]	300
Costa Mesa Marriott Suites	253
Desert Springs, a JW Marriott Resort, Palm Desert	884
Hyatt Regency, San Francisco Airport	789
Manhattan Beach Marriott[1]	385
Marina del Rey Marriott[1]	370
Newport Beach Marriott Hotel & Spa	532
Newport Beach Marriott Bayview	254
Host Airport Hotel Sacramento[1]	89
San Diego Marriott Hotel and Marina[1][2]	1,362
San Diego Marriott Mission Valley	350
San Francisco Airport Marriott	685
San Francisco Marriott Fisherman's Wharf	285
San Francisco Marriott[1]	1,498
San Ramon Marriott[1]	368
Santa Clara Marriott[1]	755
Sheraton San Diego Hotel & Marina[1]	1,044
The Ritz-Carlton, Marina del Rey[1]	304
The Ritz-Carlton, San Francisco	336
The Westin Los Angeles[1]	740
The Westin Mission Hills	512
The Westin South Coast Plaza[1]	390
Colorado	
Denver Marriott Tech Center	628
Denver Marriott West[1]	305
Four Points by Sheraton Denver Southeast[1]	475
The Westin Tabor Center[1]	430
Connecticut	
Hartford Marriott Rocky Hill[1]	251
Sheraton Stamford	448
Florida	
Sheraton Suites Tampa	259
Harbor Beach Marriott Resort and Spa[1][2]	637
Hilton Singer Island Oceanfront Resort	223
Miami Marriott Biscayne Bay[1]	601
Orlando World Center Marriott Resort and Convention Center	2,000
Tampa Airport Marriott[1]	296
Tampa Marriott Waterside Hotel and Marina	717
The Ritz-Carlton, Amelia Island	444
The Ritz-Carlton, Naples	450
The Ritz-Carlton Golf Resort, Naples	295
Georgia	
Atlanta Marriott Marquis	1,663
Atlanta Marriott Suites Midtown[1]	254
Atlanta Marriott Perimeter Center	400
Four Seasons Hotel, Atlanta	244
Grand Hyatt Atlanta in Buckhead	438
JW Marriott Hotel Buckhead	371
The Ritz-Carlton, Buckhead	553
The Westin Buckhead Atlanta	365
Hawaii	
Hyatt Regency Maui Resort and Spa	806
The Fairmont Kea Lani, Maui	450
Illinois	
Chicago Marriott Suites Downers Grove	254
Courtyard Chicago Downtown	337
Chicago Marriott O'Hare	681
Chicago Marriott Suites O'Hare	256
Embassy Suites Chicago Hotel, Downtown/Lakefront	455
Swissôtel, Chicago	632
Indiana	
Sheraton Indianapolis	560
South Bend Marriott	298
The Westin Indianapolis	573
Louisiana	
New Orleans Marriott	1,290
Maryland	
Gaithersburg Marriott Washingtonian Center	284
Massachusetts	
Boston Marriott Copley Place	1,139
Boston Marriott Newton	430
Hyatt Regency Boston	498
Hyatt Regency Cambridge, Overlooking Boston	469
Sheraton Boston	1,216
Sheraton Braintree	374
Sheraton Needham	247
The Westin Waltham-Boston	346
Michigan	
The Ritz-Carlton, Dearborn	308
Minnesota	
Minneapolis Marriott City Center[1]	583
Minneapolis Marriott Southwest	321



END

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